FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, June 16, 2003

03024061

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

03 JUN 30 AM 7:21

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated January 02, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange for 1.704.016 shares of the Corporation in favor of Azucarera del Valle Ltda.

2. Spanish and English version of the remissory letter dated January 02, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange for 1.167.478 shares of the Corporation in favor of Azucarera del Valle Ltda.

3. Spanish and English version of the remissory letter dated January 02, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporación Financiera del Valle S.A., for 3.189.381 common shares in favor of Banco Andino Colombia S.A. on Liquidacion.

dlw 6/30

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co
E-mail: cfv@corfivalle.com.co

4. Spanish and English version of the letter dated January 02, 2003, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 6.200 shares of the Corporacion in favor of the Fundación para el Fomento de la Salud y Educación "Fundesa".

5. Spanish and English version of the letter dated January 09, 2003, addressed to the **Superintendencia de Valores**, to inform them about the assigment under adjudication of 362 shares of the Corporación in favor of the Olga Jaramillo Correa and Bertha Jaramillo Correa.

6. Spanish and English version of the letter dated January 15, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange for 158.731 shares of the Corporation in favor of Azucarera del Valle Ltda..

7. Spanish and English version of the letter dated January 15, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange for 23.321 shares of the Corporacion in favor of Azucarera del Valle Ltda.

8. Spanish and English version of the letter dated January 15, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange for 60.184 shares of the Corporacion in favor of Azucarera del Valle Ltda.

9. Spanish and English version of the letter dated January 15, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 242.236 common shares in favor of Banco Andino Colombia S.A. on Liquidacion.

10. Spanish and English version of the letter dated January 22, 2003, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 93.800 shares of the Corporacion in favor of the Universidad de los Andes.

11. Spanish and English version of the letter dated January 22, 2003, addressed to the **Superintendencia de Valores**, to inform them about the assigment under donation title of 47.000 shares of the Corporacion in favor of the Universidad de San Buenaventura.

12. Spanish and English version of the letter dated January 29, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 38.707 common shares in favor of Ingenio Central Castilla S.A.

13. Spanish and English version of the remissory letter dated January 29, 2003, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non - voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

14. Copy of the above mentioned Form dated December 31, 2002.

15. Spanish and English version of the remissory letter dated February 10, 2003, addressed to the **Superintendencia de Valores,** to inform them about the contract of exchange for 9.676 shares of the Corporation in favor of Azucarera del Valle Ltda.

16. Spanish and English version of the letter dated February 10, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 9.676 common shares in favor of Banco Andino Colombia S.A.

17. Spanish and English version of the letter dated February 22, 2003, addressded to the **Superintendencia de Valores and Bolsa de Valores de Colombia**, to inform them about the General Asembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 26, 2003, and announcing the General Assembly Meeting of Common Stockholders to be held on March 28, 2003, as well as the announcements in the El Pais and La República newspapers on February 28, 2003.

18. Spanish and English version of the letter dated February 25, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.505 shares of the Corporacion in favor of Azucarera del Valle Ltda.

19. Spanish and English version of the letter dated February 25, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 12.109 shares of the Corporacion in favor of Azucarera del Valle Ltda.

20. Spanish and English version of the letter dated February 25, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 14.614 common shares in favor of Banco Andino Colombia S.A..

21. Spanish and English version of the letters dated February 27, 2003 to Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

22. Spanish and English version of the letters dated February 28, 2003 to The Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

23. Press release in newspaper **La República** and **El País** dated February 28, 2003 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 26, 2003, and announcing the General Assembly Meeting of Common Stockholders to be hel on March 28, 2003.

24. Spanish and English version of the letter dated March 03, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.505 shares of the Corporacion in favor of Azucarera del Valle Ltda.

25. Spanish and English version of the letter dated March 03, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.505 shares of the Corporacion in favor of Azucarera del Valle Ltda.

26. Spanish and English version of the letter dated March 03, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 920 shares of the Corporacion in favor of Azucarera del Valle Ltda.

27. Spanish and English version of the letter dated March 03, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 5.930 common shares in favor of Banco Andino Colombia S.A..

28. Spanish and English version of the letter dated March 06, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.471 shares of the Corporacion in favor of Azucarera del Valle Ltda.

29. Spanish and English version of the letter dated March 06, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.428 shares of the Corporacion in favor of Azucarera del Valle Ltda.

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co
E-mail: cfv@corfivalle.com.co

30. Spanish and English version of the letter dated March 06, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 1.258 shares of the Corporacion in favor of Azucarera del Valle Ltda.

31. Spanish and English version of the letter dated March 06, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 6.157 common shares in favor of Banco Andino Colombia S.A..

32. Spanish and English version of the letter dated March 10, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.503 shares of the Corporacion in favor of Azucarera del Valle Ltda.

33. Spanish and English version of the letter dated March 10, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 2.426 shares of the Corporacion in favor of Azucarera del Valle Ltda.

34. Spanish and English version of the letter dated March 10, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 4.929 common shares in favor of Banco Andino Colombia S.A..

35. Spanish and English version of the letter dated March 12, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 3.747 shares of the Corporacion in favor of Azucarera del Valle Ltda.

36. Spanish and English version of the letter dated March 12, 2003, addressed to the **Superintendencia de Valores**, to inform them about the contract of exchange por 3.330 shares of the Corporacion in favor of Azucarera del Valle Ltda.

37. Spanish and English version of the letter dated March 12, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 7.077 common shares in favor of Banco Andino Colombia S.A..

38. Spanish and English version of the letter dated March 26, 2003, addressed to the **Superintendencia de Valores**, to inform them about the dation in payment was registered on Shareholders Book of Corporacion, for 28.000 common shares in favor of Banco Andino Colombia S.A..

39. Spanish and English version of the letter dated March 26, 2003, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of December 31, 2002.

40. Copy of the above mentioned Form dated December 31, 2002.

41. Spanish and English version of the remissory letter dated April 23, 2003, addressed to the **Superintendencia de Valores**, including Forms F-220-511, F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

42. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

43. Spanish and English version of the letter dated April 14, 2003, addressed to the **Superintendencia de Valores**, remitting a copy of the **Acta No. 012** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders.

44. Spanish and English version of the **Acta No. 012** of the General Assembly Meeting of Preferred Stockholders, to be held on March 26, 2003.

45. Spanish and English version of the letter dated April 14, 2003, addressed to the **Superintendencia de Valores**, including Form F-220-500 informing about the composition of the main non voting preferred stockholders and common stockholders, and remitting a copy of the **Acta No. 055** corresponding to the General Ordinary Assembly Meeting of common Stockholders to be held on March 28, 2003.

46. Copy of the above mentioned Form F-220-500.

47. Spanish and English version of the **Acta No. 055** of the General Ordinary Assembly Meeting of Common Stockholders of the Corporation.

48. Spanish and English version of the letter dated April 24, 2003, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 3.373 shares of the Corporation in favor of the Luis Carlos Salom Zaidan.

49. Spanish and English version of the letter dated April 30, 2003, addressed to the **Superintendencia de Valores**, the transfer from a bargain for 84.988 shares of the Corporation in favor of the Francisco José Pérez Pérez.

50. Spanish and English version of the letter dated April 30, 2003, addressed to the **Superintendencia de Valores**, the transfer of 33.928 shares as a fusion given to the Corporation in favor of the Bavaria S.A.

51. Company's 2002 Annual Report, audited by the firm Arthur Andersen y Cía. Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

03 JUN 30 7:21

Cali, January 02, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 1.704.016 shares of the Corporation in favor of Azucarera del Valle Ltda..

The previous shares belonged to the Inversiones Nacionales S.A.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of the Superintendencia de Valores, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-104
Fecha : 07/01/2003 16:09
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 fc 111660

Cali, 02 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 1.704.016 acciones de la Corporación, a favor de Azucarera del Valle S.A.

Las acciones eran de propiedad de Inversiones Nacionales S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de autorización emitido por la Superintendencia de Valores, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.567.887 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 3.00% Ordinarias 2.58% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 10.807.704.439,84)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		iones después del trasp		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Inversiones Nacionales S.A.	815.001.755-3	1.704.016	3,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	317.887	0,56	2.021.903	3,56

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- resolución de autorización emitida por la Superintendencia de Valores
- certificado de la Cámara de Comercio de Palmira
- titulos
- Contrato de Permuta

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA

C.C. Ó NIT: 16.746.976

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 JUN 30 AM 7:21

Cali, January 02, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 1.167.478 shares of the Corporation in favor of Azucarera del Valle S.A.

The previous shares belonged to the Inversiones Industriales, Comerciales y Financieras S.A.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of the Superintendencia de Valores, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-106
Fecha : 07/01/2003 16:11
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 rc 111662

Cali, 02 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 1.167.478 acciones de la Corporación, a favor de Azucarera del Valle S.A.

Las acciones eran de propiedad de Inversiones Industriales, Comerciales y Financieras S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de autorización emitido por la Superintendencia de Valores, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.567.887 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.06% Ordinarias 1.77% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 7.404.717.540,22)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Inversiones Industriales, Comerciales y Financieras S.A.	815.001.756-0	1.167.478	2,06	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	2.021.903	3,56	3.189.381	5,62

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- resolución de autorización emitida por la Superintendencia de Valores
- certificado de la Cámara de Comercio de Palmira
- titulos
- Contrato de Permuta

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA
C.C. Ó NIT: 16,746,976

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82343

03 JUN 30 AM 7:21

Cali, January 02, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the dation in payment for 3.189.381 shares of the Corporation in favor of Banco Andino Colombia S.A. in Liquidation.

The previous shares belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of dation in payment, certificate of the Superintendencia de Valores, Accountant certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-107
Fecha : 07/01/2003 16:12
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 rc 111663

Cali, 02 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 3.189.381 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado de autorización emitido por la Superintendencia de Valores, certificado del contador, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPAS 317.887 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 5.62% Ordinarias 4.83% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 20.228.617.098,69)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	3.189.381	5,62	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Banco Andino Colombia S.A.	860.003.023-3	1.250.000	2,20	4.439.381	7,83
En Liquidación					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia del contrato de dación en pago
- resolución de autorización emitida por la Superintendencia de Valores
- certificado del contador
- certificado de la Cámara de Comercio de Palmira
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA

C.C. Ó NIT: 16,746,976

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82343

Cali, January 02, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am advising that we have recorded on the Non Voting Preferred Dividend Shareholders bool of the Corporation the transfer of 6.200 shares as a donation given to the Fundación para el Fomento de la Salud y Educación "Fundesa".

The above stocks belonged to the firm Vasquez Merchan y Cía. S. en C.

The previous record was accomplished taking into account the shareholders's communication letter, copy of public deed and letter aceptation, Statutory Auditor's certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Alejandro Zaccour Urdinola
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-108
Fecha : 07/01/2003 16:13
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 rc 111664

Cali, 02 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho A voto de la Corporación Financiera del Valle S.A., la donación por 6.200 acciones de la Corporación, a favor de la Fundación para el Fomento de la Salud y Educación "Fundesa".

Las acciones eran de propiedad de Vásquez Merchan y Cía. S. en C.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura Pública de donación y aceptación, certificado del Revisor Fiscal, certificado de existencia y representación legal expedido por la cámara de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Alejandro Zaccour Urdinola
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: *6.200 Acciones Preferenciales*

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.07% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.300,oo)

MONTO TOTAL TRASPASO:($ 39.060.000)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		ciones después del traspa		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Vasquez Merchan y Cia. S. en C.	860.063.810-1	62.100	0,67	55.900	0,60	Fundación para el Fomento de la Salud y Educación "Fundesa"	830.059.079-7	0	0,00	6.200	0,07

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia de la escritura pública de donación y aceptación
- certificado de la Cámara de Comercio de Bogotá
- certificación Revisor Fiscal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: ALEJANDRO ZACCOUR URDINOLA
C.C. Ó NIT: 16.746.976

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, January 09, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 - Solicitud/Presentación
Con anexos

Hereby I am informing that referring to the succession process of Mrs. Ines Jaramillo Correa, we have recorded on our Non Voting Preferred Dividendo Shareholders Book of Corporacion Financiera del Valle S.A., the assigment of 362 corporation's shares, on behalf of the following individuals:

Olga Jaramillo Correa 181 shares.
Bertha Jaramillo Correa 181 shares.

The above registration was made pursuant to advising copy of public deed and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-273
Fecha : 10/01/2003 15:09
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 111838

Cali, 09 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de sucesión de la señora Inés Jaramillo Correa, hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a voto de la Corporación Financiera del Valle S.A., la adjudicación de 362 acciones de la Corporación, a favor de las siguientes personas:

Olga Jaramillo Correa 181 acciones.
Bertha Jaramillo Correa 181 acciones.

El anterior registro se realizó teniendo en cuenta la copia de la escritura pública de sucesión y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 362 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 543.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Ines Jaramillo Correa	29.002.737	362	0,00	0	0,00	Olga Jaramillo Correa	29.002.726	362	0,00	543	0,01
						Bertha Jaramillo Correa	29.002.727	362	0,00	543	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Sucesión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): copia de la escritura pública de adjudicación; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82343;

03 JUN 30 AM 7:21

Cali, January 15, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	01	-	Solicitud/Presentación Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 158.731 shares of the Corporation in favor of Azucarera del Valle S.A.

The previous shares belonged to the Agricola Montecitos Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-601
Fecha : 17/01/2003 14:58
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 112156

Cali, 15 de enero de 2003

FAVOR DEVOLVER ESTA COPIA FIRMADA

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 158.731 acciones de la Corporación, a favor de Azucarera del Valle S.A.

Las acciones eran de propiedad de Agrícola Montecitos Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 158.731 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.28% Ordinarias 0.24% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Agricola Montecitos S.A.	860.011.964-2	158.731	0,28	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Azucarera del Valle Ltda.	890.300.263-7	0	0,00	158.731	0.28

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Bogotá
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 JUN 30 7:21

Cali, January 15, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	01	-	Solicitud/Presentación
			Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 23.321 shares of the Corporation in favor of Azucarera del Valle S.A.

The previous shares belonged to the Irma Cecilia Caicedo de Botero.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange and the Titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-599
Fecha : 17/01/2003 14:58
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 112155

Cali, 15 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

FAVOR DEVOLVER ESTA COPIA FIRMADA

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 23.321 acciones de la Corporación, a favor de Azucarera del Valle S.A.

Las acciones eran de propiedad de Irma Cecilia Caicedo de Botero.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Ordinarias 0.04% Circulación

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 23.321 Acciones Ordinarias

MONTO TOTAL TRASPASO:($)

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Irma Cecilia Caicedo de Botero	20.015.961	23.321	0,04	0	0.00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Azucarera del Valle Ltda.	890.300.263-7	158.731	0,28	182.052	0.32

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del contrato de permuta
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

FECHA

BOLSA

FECHA

ULTIMO PRECIO EN BOLSA: ($

VALOR PATRIMONIAL CON VALOR ($

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

Cali, January 15, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	- Corporación Financiera del Valle S.A.
	330	- Correspondencia Informativa
	01	- Solicitud/Presentación
		Con anexos

Hereby I am advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 60.184 shares of the Corporation in favor of Azucarera del Valle S.A.

The previous shares belonged to the Botero Caicedo y Cía. S. en C.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Cali and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-602
Fecha : 17/01/2003 14:59
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 112157

Cali, 15 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

FAVOR DEVOLVER ESTA COPIA FIRMADA

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 60.184 acciones de la Corporación, a favor de Azucarera del Valle S.A.

Las acciones eran de propiedad de Botero Caicedo y Cía. S. en C.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Cali y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 60.184 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.10% Ordinarias 0.09% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Botero Caicedo y Cia. S. en C.	890.301.243-4	98.891	0.17	38.707	0.07

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	182.052	0.32	242.236	0.42

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Cali
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 82343

Cali, January 15, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011	-	Corporación Financiera del Valle S.A.
330	-	Correspondencia Informativa
05	-	Solicitud / Presentación
		Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 242.236 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidatión.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous register was carried out taking into account the transfer letters, the dation in payment agreement, Accountant certificate, certificate of Chamber of Commerce of Palmira and titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-604
Fecha : 17/01/2003 15:00
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 112158

Cali, 15 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

FAVOR DE OLVER ESTA COPIA FIRMADA

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 242.236 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 242.236 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.42% Ordinarias 0.36% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 1.536.379.407,64)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Azucarera del Valle Ltda.	890.300.263-7	242.236	0,42	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.439.381	7,83	4.681.617	8,25

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: BOLSA FECHA

VALOR PATRIMONIAL CON VALORI[illegible] FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 82343/

Cali, January 22, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer of 93.800 shares as a donation given to the Universidad de los Andes.

The above stocks belonged to the BBVA Banco Ganadero S.A.

The previous register was accomplished taking into account the shareholders's communication letter, copy of public deed and aceptation, Statutory Auditor's certificate, minute, certificate of existence and representation issued by the Chamber of Commerce of Bogotá and Icres certificate.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-962
Fecha : 24/01/2003 15:46
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 jq 112531

Cali, 22 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la donación de 93.800 acciones de la Corporación, a favor de la Universidad de los Andes.

Las acciones eran de propiedad del BBVA Banco ganadero S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación y aceptación, certificado del revisor fiscal, extracto de acta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá y certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 93.800 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.16% Ordinarias 0.14% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.287,56)

MONTO TOTAL TRASPASO:($ 589.773.128)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
BBVA Banco Ganadero S.A.	860.003.020-1	148.273	0,26	54.473	0,10	Universidad de los Andes	860.007.386-1	108.147	0,19	201.947	0,36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia de la escritura pública
- certificado del Revisor Fiscal
- extracto de acta
- certificado del Icfes
- certificado de la Cámara de Comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

BOLSA

FECHA

FECHA

FILE No. 823437

03 JUN 30 AM 7:21

Cali, January 22, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have recorded on the Common Shareholders Book of the Corporación Financiera del Valle S.A., the transfer of 47.000 shares as a donation given to the Universidad de San Buenaventura.

The above stocks belonged to the BBVA Banco Ganadero S.A.

The previous record was accomplished taking into account the shareholders's communication letter, copy of public deed and aceptation, Statutory Auditor´s certificate, minute, certificate of existence and representation issued by the Chamber of Coomerce of Bogotá and Icfes certificate.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 22 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la donación de 47.000 acciones de la Corporación, a favor de la Universidad de san Buenaventura.

Las acciones eran de propiedad del BBVA Banco ganadero S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de donación y aceptación, certificado del revisor fiscal, extracto de acta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá y certificado del Icfes.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 47.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.08% Ordinarias 0.07% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.287,56)

MONTO TOTAL TRASPASO:($ 295.515.320)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
BBVA Banco Ganadero S.A.	860.003.020-1	54.473	0,10	7.473	0,01	Universidad de san Buenaventura	890.307.400-1	0	0,00	47.000	0,08

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Donación

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- copia de la escritura pública
- certificado del Revisor Fiscal
- extracto de acta
- certificado del Icfes
- certificado de la Cámara de Comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

[illegible] DE LA ACCION OBJETO DE TRASPASO ESPACIO PARA USO EXCLUSIVO DE LA SUPER[illegible]

FILE No. 823437

Cali, January 29, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación
		Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 38.707 shares of the Corporation in favor of the Ingenio Central Castilla S.A.

The above stocks belonged to the Botero Caicedo y Cía. S. en C.

The previous register was carried out taking into account the transfer letters, the dation in payment agreement, Accountant certificate, certificate of Chamber of Commerce of Cali and Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-1452
Fecha : 31/01/2003 15:55
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 Ic 112904

Cali, 29 de enero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 38.707 acciones de la Corporación, a favor del Ingenio Central Castilla S.A.

Las acciones eran de propiedad de Botero Caicedo y Cía. S. en C.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Cali y Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadia Campo
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 38.707 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.07% Ordinarias 0.05% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.407,57)

MONTO TOTAL TRASPASO: ($ 54.482.954)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Botero Caicedo y Cía. S. en C.	890.301.243-4	38.707	0,07	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Ingenio Central Castilla S.A.	890.300.440-4	0	0,00	38.707	0,07

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del contrato de Dación en pago
certificado del contador
certificados de las Cámaras de Comercio de Cali y Palmira
titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA
VALOR PATRIMONIAL CON VALOR ($ FECHA
RADICACION Y FECHA DE DILIGENCIAMIENTO
OBSERVACIONES

FILE No. 823437

03 JUN 27 7:21

Cali, January 29, 2003

Cesar Edgar Rueda gómez
Jefe División Registro Nacional
De Valores e Intermediarios
Superintenendencia de Valores
Santafe de Bogota

Reference: 002-011 - Corporación Financiera del Valle S.A.
030 – Informes Trimestrales – emisores
05 - Requerimientos
With annexes

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of December 31, 2002.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20031-1323
Fecha : 30/01/2003 15:02
Trámite : 30 INFORMES TRIMESTRALES - SOLICITUD / PRESENTACION
Actividad : 1
Dependencia: 220 Anexos : 3 lc 112806

Cali, enero 29 de 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a diciembre 31 de 2002 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

FAVOR DEVOLVER ESTA COPIA FIRMADA

Oscar Campo Saavedra
Secretario General

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE * IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en *Circulación*					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

DICIEMBRE 31/2002

F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A DICIEMBRE 31 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	6.090.774	9,23
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
6	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	4,51
7	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
8	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
9	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
10	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,68
11	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
12	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.439.381	6,72
13	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.130.317	1,71
14	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,80
15	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
16	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
17	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
18	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
19	BANCO SANTANDER COLOMBIA S.A.	890.903.937-0	NIT	EXTRANJERA	729.076	1,10
20	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,99
	Total primeros veinte accionistas				48.642.308	73,67
	Otros accionistas con menor participación				8.083.045	12,24
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A DICIEMBRE 31 DE 2002

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,22
6	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
7	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
8	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,15
9	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	93.707	0,14
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	55.900	0,08
12	UNIVERSIDAD AUTONOMA DE MANIZALES	890.805.051-0	NIT	COLOMBIANA	43.695	0,07
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
14	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
15	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZAN	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
16	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
17	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,05
18	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
19	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
20	ROMERO DE BAQUERO MARIA NINY	20.298.386	C.C.	COLOMBIANA	27.836	0,04
	Total primeros veinte accionistas				8.223.044	12,45
	Otros accionistas con menor participación				1.075.950	1,63
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	208		56.725.353		202		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		502		9.298.994		497		9.298.994
	999	NUMERO TOTAL	*	710	*	66.024.347	**	699	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		76,96%		5,84%		76,93%		5,33%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		23,04%		23,04%		23,07%		94,67%
	999	TOTAL		100,00%		28,88%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,40%	1	8,83%	1	4,00%	1	10,67%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,60%		91,17%		96,00%		89,33%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		1,01%		10,91%		0,88%		4,19%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		22,03%		83,25%		22,19%		90,48%
	999	TOTAL		23,04%		94,16%		23,07%		94,67%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,70%		41,36%		98,83%		48,27%
	010	3.01 % - 10.00 %		1,30%		58,64%		1,17%		51,73%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 18 Accionistas tienen acciones ordinarias y con dividendo preferencial *sin voto*. DICIEMBRE 31/2002 F - 220 - 515

(**) 14 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC *por ser capital neutro* (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La *Fed.* Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A DICIEMBRE 31 DE 2002

	#	Inversionista	Acciones		
	1	THE INDUSTRIAL BANK OF JAPAN LTD.	**1.970.888**		
	2	BANCO CENTRAL HISPANOAMERICANO	**883.792**		
(*)	3	CITIBANK COLOMBIA	**807.647**		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	**729.076**		
(*)	5	BBV BANCO GANADERO S.A.	**148.273**		
	6	VIRGINIA RETIREMENT SYSTEM OMNIBUS	**51.274**		
	7	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	**37**		
			4.590.987	**51.981.554**	**8,83%**

		IFC		CAF			
total accionistas	208 -	1	-	1	=	206	
total acc. extranjeros						7	3,40%
total acc. nacionales						199	96,60%
							100,00%

TOTAL ACCIONES	**56.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	51.981.554

(*) mas del 60% de su capital es extranjero

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 6.108,72	$ 5.931,72
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 4.384,50	$ 4.194,60
	020	UTILIDAD O PERDIDA POR ACCION	$205,47	($332,54)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	386	386
	010	% EMPLEADOS PERMANENTES	94,82%	95,60%
	015	% EMPLEADOS TEMPORALES	5,18%	4,40%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 1.055.500.568	$ 277.635.800,35
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		$ 2.129.976.000,00

DICIEMBRE 31/2002 F - 220 - 516

<u>NOTA:</u> el valor intrínseco y la utilidad o perdida por acción, estan sujetos a la aprobación del balance por parte de la Superintendencia Bancaria.

Cali, February 10, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 9.676 shares of the Corporation in favor of the Azucarera del Valle S.A.

The above stocks belonged to the Mrs. Nelly Ulloa de González.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicacion : 20032-629
Fecha : 12/02/2003 15:24
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 113511

Cali, 10 de febrero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 9.676 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Nelly Ulloa de González.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.676 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Nelly Ulloa de Gonzalez	29.060.702	9.676	0,02	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	0	0,00	9.676	0,02

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA BOLSA FECHA

FILE No. 82343

Cali, February 10, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 9.676 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidatión.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous register was carried out taking into account the shareholders's communication letter, copy the dation in payment agreement, Accountant certificate, the titles and the certificates of Chamber of Commerce of Cali and Palmira.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20032-630
Fecha : 12/02/2003 15:24
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 Ic 113512

Cali, 10 de febrero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 9.676 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, el título y los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 9.676 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 61.369.933,24)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	9.676	0,02	0	0,00	Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.681.617	8,25	4.691.293	8,27

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificados de las Cámaras de Comercio de Palmira y Bogotá
- título

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

FECHA

FECHA

FILE No. 82343?

03 JUN ... 7:21

Cali, February 22, 2003

Clemente del Valle Borraez
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea – Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Hereby I am advising that the Board of Directors of Corporación Financiera del Valle S.A., decided to convoke a Non Voting Preferred Dividend Shareholders General Meeting to be hel on March 26, 2003 at 4:00 p.m. at the headquarters of Corporación Financiera del Valle S.A., located at Calle 10 No. 4-47, piso 23, Cali, and the holders of this type of shares are kindly requested to appoint their respective Proxies and decide whether they exercise directly of through their Proxies, their corresponding voting rights at the General Assembly Meeting of Common Shareholders, under the terms of the Law and pursuant to the Regulation governing the issuance of this type of shares.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 28, 2003, at 10:00 a.m. at the Cauca – Calima room of the Intercontinental Hotel de Cali.

Please find annexed the calling for the meeting as it was published on El Pais and La Republica newspapers, on February 28, 2003, the Assembly Meeting order of the day and the report on Dividends related to Non Voting Preferred Dividend Stocks of year 201 and the proposal for paying dividends, which is subject to the approval of the financial statements by the Bank Syperintendency.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

Cali, 22 de Febrero de 2002

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia:	002 011	-	Corporación Financiera del Valle S.A.
	025	-	Informes de Asamblea - Entidades Vigiladas
	04	-	Solicitud - Presentación
			Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 26 de Marzo de 2003 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47, piso 23 de la ciudad de Cali, para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de Marzo de 2003, a partir de las 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 28 de febrero de 2003, el orden del día de la Asamblea Ordinaria y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto, correspondiente al ejercicio de 2002 y la proposición del pago de dividendos, la cual está supeditada a la aprobación de los estados financieros por parte de la Superintendencia Bancaria.

Atentamente,

Amalia Correa Young
Vicepresidente Administrativa

Angela M. Gómez

VALORES
RECIBIO
OBSERVACIONES

Cali, 28 de Febrero de 2003

2003 MAR -5 A 11: 15

003215

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

DESTINO

ATENDIDO

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 26 de Marzo de 2003 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de Marzo de 2003, a partir de las 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República, del 28 de Febrero de 2003, el orden del día de la Asamblea Ordinaria y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto, correspondiente al ejercicio de 2001 y la proposición del pago de dividendos, la cual está supeditada a la aprobación de los estados financieros por parte de la Superintendencia Bancaria.

Atentamente,

Oscar Campo Saavedra
Secretario General

FILE No. 823437

Cali, February 25, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.505 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. Cecilia Caicedo de Tovar.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

Cali, 25 de febrero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.505 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Cecilia Caicedo de Tovar.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.505 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Cecilia Caicedo de Tovar	38.985.844	2.505	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	0	0,00	2.505	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, February 25, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 12.109 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the La Occidental Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Cali and Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20032-1333
Fecha 26/02/2003 15:45
Trámite 202 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 Ic 114323

Cali, 25 de febrero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 12.109 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de La Occidental Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, los certificados de existencia y representación legal expedido por las Cámara de Comercio de Cali y Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 12.109 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.02% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO: ($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
La Occcidental Ltda.	890.304.882-4	12.109	0,02	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	2.505	0,00	14.614	0,03

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificados de las Cámaras de Comercio de Cali y Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 823437

Cali, February 25, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation un payment for 14.614 shares of the Corporacion in favor of the Banco Andino Colombia S.A. en Liquidation.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, the dation in payment agreement, Accountant certificate, certificates of existence and representation legal issued by the Chamber of Commerce of Palmira and Bogotá and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 25 de febrero de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 14.614 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No. Y CLASE DE TITULOS OBJETO DE TRASPASO: 14.614 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.02% Circulacion

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342.49)

MONTO TOTAL TRASPASO:($ 92.689.148.86)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	14.614	0,02	0	0,00	Banco Andino Colombia S.A. En Liquidacion	860.003.023-3	4.691.293	8.27	4.705.907	8.30

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dacion en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de dacion en pago
- certificado del contador
- certificados de las Cámaras de Comercio de Palmira y Bogota
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 82343

03 JUN 03 PM 7:21

Cali, February 27, 2003

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Lina María Medina
Ejecutiva de Negocios Internacionales
Carrera 43ª No. 11-44, Pisos 2 y 3
Medellín

Ref.: Assembly Meeting of Non-Voting Preferred Stockholders 2003.

Pursuant to the company's by-laws we are advising that the Corporation's President has called the Assembly Meeting of Non-Voting Preferred Stockholders, and the General Assembly Meeting of Common Stockholders to be held next 26th and 28th of March, respectively.

The purpose of the first of the above mentioned meetings is to have the holders of the preferred shares appoint their Proxies to decide whether they execise directly of through their Proxies their voting rights at the General Assembly Meeting of Common Sharehodlers, under the terms of the Law and in agreement with the Regulation governing this type of shares.

Please find annexed letter calling the meeting.

Sincereley,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 27 de febrero de 2002

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dra. Lina María Medina
Ejecutiva de Negocios Internacionales
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2003.

Dando cumplimiento a los estatutos sociales nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 26 y 28 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto que los titulares de las acciones preferenciales designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co
E-mail: cfv@corfivalle.com.co

FILE No. 82343

03 JUN 09 AM 7:21

Cali, February 28, 2003

The Bank Of New York Company, INC
One Wall Street New York N.Y. 10286
American Depositary
Attn.: Timothy F. Keaney
Assistant Vice President
New York

Ref.: Assembly Meeting of Non-Voting Preferred Stockholders 2003.

Pursuant to the company's by-laws we are advising that the Corporation's President has called the Assembly Meeting of Non-Voting Preferred Stockholders, and the General Assembly Meeting of Common Stockholders to be held next 26th and 28th of March, respectively.

The purpose of the first of the above mentioned meetings is to have the holders of the preferred shares appoint their Proxies to decide whether they execise directly of through their Proxies their voting rights at the General Assembly Meeting of Common Sharehodlers, under the terms of the Law and in agreement with the Regulation governing this type of shares.

Please find annexed letter calling the meeting.

Sincereley,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 28 de Febrero de 2003

The Bank Of New York Company, INC
One Wall Street New Yorkm N.Y. 10286
American Depositary
Attn.: Timothy F. Keaney
Assistant Vice President
New York

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2003.

Dando cumplimiento a los estatutos sociales nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 26 y 28 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto que los titulares de las acciones preferenciales designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General

FILE No. 823437

03 JUN 30 AM 7:21

ECONOMÍA & NEGOCIOS

EL PAIS

CALI, VIERNES 28 DE FEBRERO DE 2003 B1

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A.
Se Permite Convocar:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 26 de marzo de 2003 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A. situadas en la Calle 10 # 4-47 , piso 23 , para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de marzo de 2003, a partir de las 10:00 a.m. en el Salón Cauca- Calima del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 28 de Febrero de 2003

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 26 de marzo de 2003 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47, piso 23, para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de marzo de 2003, a partir de las 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 28 de Febrero de 2003

FILE No. 823437

03 JUN 30 7:21

Cali, March 03, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación
		Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.505 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. María Clara Caicedo de Ospina.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033 317
Fecha
Trámite 307
Actividad
Dependencia 310

Cali, 03 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.505 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora María Clara Caicedo de Ospina.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No. Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.505 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Maria Clara Caicedo de Ospina	31.244.150	2.505	0.00	0	0.00	Azucarera del Valle Ltda.	890.300.263-7	0	0.00	2.505	0.00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicacion del accionista
- copia del contrato de permuta
- certificado de la Camara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, March 03, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.505 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. Hilda María Caicedo de Gómez.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-318
Fecha 05/03/2003 16 24
Trámite 202 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 lc 115001

Cali, 03 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.505 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Hilda María Caicedo de Gómez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.505 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Hilda Maria Caicedo de Gómez	41.638.208	2.505	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	2.505	0,00	5.010	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 JUN 30 PM 7:21

Cali, March 03, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 920 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. Angela María Caicedo Toro.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-319
Fecha 05/03/2003 16 25
Trámite 202 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115002

Cali, 03 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 920 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Angela María Caicedo toro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 920 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Angela Maria Caicedo Toro	38.993.453	6.676	0,01	5.756	0.01	Azucarera del Valle Ltda.	890.300.263-7	5.010	0,01	5.930	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. O NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 JUN ...

Cali, March 03, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 5.930 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidation.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, the dation in payment agreement, Accountant certificate, certificates of existence and representation legal issued by the Chambers of Commerce of Palmira and Bogota and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-320
Fecha 05/03/2003 16 26
Trámite 207 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 Ic 116003

Cali, 03 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 5.930 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: Acciones Ordinarias 5.930

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 37.610.965,70)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	5.930	0,01	0	0,00	Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.705.907	8,30	4.711.837	8,31

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de dacion en pago
- certificado del contador
- certificados de las Cámaras de Comercio de Palmira y Bogotá
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, March 06, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.471 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mr. Marco Aurelio Caicedo Jaramillo.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 06 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.471 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad del señor Marco Aurelio Caicedo Jaramillo.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los titulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Légal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.471 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Marco Aurelio Caicedo J.	16.772.271	2.471	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7		0,00	2.471	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

Cali, March 06, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.428 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mr. Augusto Caicedo Jaramillo.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-615
Fecha : 10/03/2003 14:53
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115344

Cali, 06 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.428 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad del señor Cesar Augusto Caicedo Jaramillo.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.428 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Cesar Augusto Caicedo J.	16.747.934	2.428	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	2.471	0,00	4.899	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(*Relacionar los anexos*):
comunicación del accionista
copia del contrato de permuta
certificado de la Cámara de Comercio de Palmira
títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR (FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 823437

Cali, March 06, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	05	-	Solicitud / Presentación Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 1.258 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. Patricia Caicedo Jaramillo.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-616
Fecha : 10/03/2003 14:53
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115345

Cali, 06 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 1.258 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Patricia Caicedo Jaramillo.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1,258 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Patricia Caicedo Jaramillo	66.836.885	1.258	0,00	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	4.899	0,01	6.157	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. O NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 82343?

03 JUL 30 ... 7:21

Cali, March 06, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 6.157 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidation.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, the dation in payment agreement, Accountant certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and Bogotá and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-617
Fecha : 10/03/2003 14:54
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos : 1 lc 115346

Cali, 06 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 6.157 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 6.157 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 39.050.710,93)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	6.157	0,01	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.711.837	8,31	4.717.994	8,32

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificados de las Cámaras de Comercio de Palmira y Bogotá
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, March 10, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	05 -	Solicitud / Presentación Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.503 shares of the Corporation in favor of the Azucarera del Valle Ltda..

The above stocks belonged to the Mr. Juan Manuel Caicedo Capurro.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-753
Fecha : 12/03/2003 15:32
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115526

Cali, 10 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.503 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad del señor Juan Manuel Caicedo Capurro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.503 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Juan Manuel Caicedo Capurro	14.942.250	2.503	0,00	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	0	0,00	2.503	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES:

FILE No. 82343

Cali, March 10, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 2.426 shares of the Corporation in favor of the Azucarera del Valle Ltda..

The above stocks belonged to the Mrs. Angela María Caicedo Toro.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-755
Fecha : 12/03/2003 15:33
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos : 1 lc 115527

Cali, 10 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 2.426 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Angela María Caicedo Toro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2.428 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Ordinarias 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE(S)						ADQUIRIENTE(S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Angela Maria Caicedo Toro	38.993.453	5.756	0,01	3.330	0,01	Azucarera del Valle Ltda.	890.300.263-7	2.503	0,00	4.929	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.468 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ [illegible] BOLSA [illegible] FECHA

VALOR PATRIMONIAL [illegible] FECHA

RADICACION [illegible]

OBSERVACIONES [illegible]

FILE No. 823437

03 JUN 20 AM 7:21

Cali, March 10, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 4.929 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidation.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, the dation in payment agreement, Accountant certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and Bogotá and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-756
Fecha : 12/03/2003 15:33
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 Ic 115528

Cali, 10 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 4.929 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 4.929 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 31.262.133,21)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	4.929	0,01	0	0,00	Banco Andino Colombia S.A.	860.003.023-3	4.717.994	8,32	4.722.923	8,33
						En Liquidación					

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificados de las Cámaras de Comercio de Palmira y Bogotá
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA [illegible] BOLSA [illegible] FECHA

[illegible] FECHA

[illegible]

OBSERVACIONES [illegible]

FILE No. 823437

03 JUN 20 ... 7:21

Cali, March 12, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	05	-	Solicitud / Presentación
			Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 3.747 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Ingenio Central Castilla S.A.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-812
Fecha : 13/03/2003 14:57
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115599

Cali, 12 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 3.747 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad del Ingenio Central Castilla S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificados de existencia y representación legal expedidos por la Cámara de Comercio de Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
... FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.747 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Ingenio Central Castilla S.A.	890.300.440-4	38.707	0,07	34.960	0,06	Azucarera del Valle Ltda.	890.300.263-7	0	0,00	3.747	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
comunicación del accionista
copia del contrato de permuta
certificados de la Cámara de Comercio de Palmira
titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA:

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

03 JUN 30 ... 7:21

Cali, March 12, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the contract of exchange for 3.330 shares of the Corporation in favor of the Azucarera del Valle Ltda.

The above stocks belonged to the Mrs. Angela María Caicedo Toro.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-813
Fecha : 13/03/2003 14:57
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115600

Cali, 12 de marzo de 200_

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el contrato de permuta por 3.330 acciones de la Corporación, a favor de Azucarera del Valle Ltda.

Las acciones eran de propiedad de la señora Angela María Caicedo Toro.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de permuta, certificado de existencia y representación legal expedido por la Cámara de Comercio de Palmira y el título.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.330 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($)

MONTO TOTAL TRASPASO:($)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Angela Maria Caicedo Toro	38.993.453	3.330	0,01	0	0,00	Azucarera del Valle Ltda.	890.300.263-7	3.747	0,01	7.077	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de permuta
- certificado de la Cámara de Comercio de Palmira
- titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

Cali, March 12, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 7.077 shares of the Corporation in favor of Banco Andino Colombia S.A. on Liquidation.

The above stocks belonged to the Azucarera del Valle Ltda.

The previous record was accomplished taking into account the shareholders's communication letter, copy of contract of exchange, Accountant certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Palmira and Bogotá and the titles.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-814
Fecha : 13/03/2003 14:58
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 115601

Cali, 12 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 7.077 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de Azucarera del Valle Ltda.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, los certificados de existencia y representación legal expedidos por las Cámaras de Comercio de Palmira y Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 7.077 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.342,49)

MONTO TOTAL TRASPASO:($ 44.885.801,73)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Azucarera del Valle Ltda.	890.300.263-7	7.077	0,01	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%
Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.722.923	8,33	4.730.000	8,34

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

comunicación del accionista
copia del contrato de dación en pago
certificado del contador
certificados de las Cámaras de Comercio de Palmira y Bogota
titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE NO. 82343

Cali, March 26, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., a dation in payment for 28.000 shares of the Corporation in favor of the Banco Andino Colombia S.A. on Liquidation.

The above stocks belonged to the Mrs. Cielo Posada Alvarez.

The previous record was accomplished taking into account the shareholders's communication letter, the dation in payment agreement, Accountant certificate, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá.

Please find annexed circular letter No. 7 of the 1998 duly filled out.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-1479
Fecha : 27/03/2003 15:28
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 lc 116356

Cali, 26 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la dación en pago por 28.000 acciones de la Corporación, a favor del Banco Andino Colombia S.A. en Liquidación.

Las acciones eran de propiedad de la señora Cielo Posada Alvarez.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato de dación en pago, certificado del contador, certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 28.000 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 6.238,93)

MONTO TOTAL TRASPASO:($ 174.690.040,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Cielo Posada Alvarez	31.863.791	28.000	0,05	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones después del traspaso #	acciones después del traspaso %
Banco Andino Colombia S.A. En Liquidación	860.003.023-3	4.730.000	8,34	4.758.000	8,39

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Dación en pago

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato de dación en pago
- certificado del contador
- certificado de la Cámara de Comercio de Bogotá

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR (FECHA

RADICACION Y FECHA DE [illegible]

OBSERVACIONES:

FILE No. 823437

03 ... 21

Cali, March 26, 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Avda. 26 No. 68B-85, Torre B, pisos 2 y 3
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
020 - Informes fin de ejercicio
05 - Requerimientos
Con anexos

In compliance with Resolution 008 of 1993 of the Superintendencia de Valores, I am attaching form Inscripcion y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas as of December 31, 2002. Also, I am annesing certificate of Chamber of Commerce of Cali.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

/Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20033-1478
Fecha : 27/03/2003 15:27
Trámite : 20 INFORMES DE FIN DE EJERC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 220 Anexos : 23 Ic 116355

Cali, 26 de marzo de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Avda. 26 No. 68B-85, Torre B, pisos 2 y 3
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
020 - Informes fin de ejercicio
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución 008 de 1993 de la Superintendencia de Valores, le remito debidamente diligenciado a Diciembre 31 de 2002 el formulario para Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas, acompañado de las hojas de vida de las personas que realizan intermediación, así como del certificado expedido por la Cámara de Comercio de Cali.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

COD. INTERM. 2011

FORMULARIO PARA INSCRIPCION Y ACTUALIZACION DE INTERMEDIARIOS EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS PERSONAS JURIDICAS

AÑO 2.002

A. INSCRIPCION [ ]   B. ACTUALIZACION [X]

1. INFORMACION GENERAL

1.1 **DENOMINACION O RAZON SOCIAL :** CORPORACION FINANCIERA DEL VALLE S.A.

1.2 **SIGLA:**   1.3 **NIT** 890.300.653-6

1.4 **DIRECCION** CALLE 10 No. 4-47   1.5 **CIUDAD** CALI

1.6 **TELEFONO** 882 26 92   1.7 **FAX** 883 17 66   1.8 **A. A.** 4902

2. REPRESENTANTE LEGAL, REVISOR FISCAL Y CONTADOR

2.1 **REPRESENTANTE LEGAL PRINCIPAL** ALEJANDRO ZACCOUR URDINOLA

CARGO PRESIDENTE   **TIPO I.D.**   **NUMERO** 16.746.976

2.1.1 **PRIMER SUPLENTE** HAROLD ABADIA CAMPO

CARGO VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL   **TIPO I.D.**   **NUMERO** 19.138.669

2.1.2 **SEGUNDO SUPLENTE** MAURICIO MEJIA PARDO

CARGO VICEPRESIDENTE EJECUTIVO BANCA CORPORATIVA   **TIPO I.D.**   **NUMERO** 16.601.625

2,2 **REVISOR FISCAL PRINCIPAL** OSCAR DARIO MORALES RIVERA   **TIPO I.D.**   **NUMERO** 16,204,082

T.P. No. 3822-T   **DIRECCION** CL 10 No. 4-47   **TELEFONO** 883 70 27

2.2.1 **REVISOR FISCAL SUPLENTE**   **TIPO I.D.**   **NUMERO**

T.P. No.   **DIRECCION**   **TELEFONO**

2,3 **CONTADOR** LUIS ALFONSO CANCINO   **TIPO I.D.**   **NUMERO** 16.628.814

T.P. No. 59432-T   **DIRECCION** CL. 10 No. 4-47   **TELEFONO** 882 26 92

3. SUCURSALES Y AGENCIAS

3.1 **SUCURSALES**

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO

3.2 **AGENCIAS**

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO
Cali Principal	Calle 10 No. 4-15	8822692	Nancy Velásquez	C.C.	29,325,196
Cali Norte	Avda. Estación Cra. 5a	6677117	Olga Milena Flórez	C.C.	28.946.492
Cali Unicentro	Local 215	3396482	Ana Patricia Daraviña	C.C.	29,952,191
Bogotá Principal	Cra. 7 No. 33-42	2855945	Jairo Segura Rojas	C.C.	6.773.764
Bogotá Chicó	Calle 93A No. 11-60	6115334	Jean Carlo Polo Q.	C.C.	79.470.855
Medellín Principal	Calle 16 Sur No. 43A-49	3138844	Jacqueline Carvajal	C.C.	43.436.889
Medellín Centro	Calle 52 No. 45-94	2515455	Beatriz Arango Murillo	C.C.	32,480,829
Manizales	Cra. 22 No. 20-43	8973366	Beatriz Ramirez López	C.C.	24.239.642
Barranquilla	Cra. 52 No. 74-56	561016	Biasney Suarez Restrepo	C.C.	22,447,044

ORGANIZACION ADMINISTRATIVA

4.1 JUNTA O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE MARZO 22 DE 2002 HASTA MARZO DE 2004

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
ALEJANDRO FIGUEROA JARAMILLO	C C	8 228 877	N		N	27	8	1998
EFRAIN OTERO ALVAREZ	C C	14 961 168	N		N	2	9	1998
CARLOS ARCESIO PAZ BAUTISTA	C C	14 962 772	N		N	2	9	1998
MARIO SCARPETTA GNECCO	C C	16 622 150	N		S	3	5	1988
IVAN FELIPE MEJIA CABAL	C C	17 185 193	N		N	14	9	1998
ROBERTO PIZARRO MONDRAGON	C C	19 125 790	N		N	25	4	1986
ARIOSTO MANRIQUE HERRERA	C C	2 441 304	N		N	11	5	2001
SANTIAGO MADRIÑAN DE LA TORRE	C C	2 904 071	N		N	10	5	1999
JORGE HERRERA BARONA	C C	10 719	N		N	23	4	1990

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
JOSE HERNAN RINCON GOMEZ	C C	2 905 343	N		N	14	9	1998
• RENNY ALBERTO LOPEZ SANCHEZ			N		N			
• JOSE CARLOS SANTANDER PALACIOS	C C	17 148 251	N		N			
LILLY SCARPETTA GNECCO	C C	31 239 052	N		S	19	4	1999
CONSUELO SCARPETTA GNECCO	C C	22 393 561	N		S	9	1	1997
CARLOS ALBERTO GONZALEZ ARBOLEDA	C C	10 097 648	N		N	9	1	1997
HAROLD ANTONIO CERON RODRIGUEZ	C C	14 432 325	N		N	8	7	2002
AUGUSTO MARTINEZ CARREÑO	C C	5 556 366	N		N	29	3	2001
ALVARO CORREA HOLGUIN	C C	2 528 039	N		N	26	10	2000

* En trámite de posesión

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)
ALEJANDRO ZACCOUR URDINOLA	C C	16 745 976	Presidente	Calle 10 No 4-47 P 23	882 26 92	N
HAROLD ABADIA CAMPO	C C	19 138 609	Vicepresidente Ejecutivo	Calle 10 No 4-47 P 23	882 26 92	N
AMALIA CORREA YOUNG	C C	31 255 466	Vicepresidente Administrativo	Calle 10 No 4-47 P 23	882 26 92	N
ENRIQUE URIBE ORTIZ	C C	17 198 246	Vicepresidente	Carrera 7 No 71-21	376 56 66	N

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NICOLAS BORRERO ANGEL	C C	94 370 459	Vicepresidente de Tesorería	Calle 10 No 4-47, Piso 21	Cali
ALEJANDRO CAICEDO JORDAN	C C	16 782 603	Director Moneda Extranjera	Calle 10 No 4-47, Piso 22	Cali
ALONSO ANGEL LOZANO	C C	16 790 132	Gerente de Tesorería	Calle 10 No 4-47, Piso 23	Cali
SANTIAGO ALBERTO SANCHEZ LUBO	C C	16 798 036	Trader Moneda Extranjera	Calle 10 No 4-47, Piso 24	Cali
JOSE LUIS COBO MORALES	C C	16 798 653	Trader Deuda Pública	Calle 10 No 4-47, Piso 25	Cali
JUAN FERNANDO OLAVE ARANGO	C C	94 313 173	Trader Senior Moneda Legal	Calle 10 No 4-47, Piso 26	Cali
JAVIER ALONSO RAMIREZ ESCOBAR	C C	16 747 070	Trader Moneda Legal	Calle 10 No 4-47, Piso 27	Cali
EDWIN LOZANO GARCIA	C C	94 486 907	Trader Moneda Legal	Calle 10 No 4-47, Piso 28	Cali
EDUARDO GARCES MEJIA	C C	16 792 233	Trader Corporativo	Calle 10 No 4-47, Piso 29	Cali
CATALINA GALVIS SUAREZ	C C	29 568 046	Asistente de Mesa de Dinero	Calle 10 No 4-47, Piso 30	Cali
JORGE ALONSO RUIZ MORALES	C C	76 330 456	Asistte Mesa Dinero Moneda Legal	Calle 10 No 4-47, Piso 31	Cali

S/N : SI o NO

ORGANIZACION ADMINISTRATIVA

4.1 JUNTA O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE MARZO 22 DE 2002 HASTA MARZO DE 2004

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
ALEJANDRO FIGUEROA JARAMILLO	C C	8 228 877	N		N	27	8	1998
EFRAIN OTERO ALVAREZ	C C	14 961 168	N		N	2	9	1998
CARLOS ARCESIO PAZ BAUTISTA	C C	14 962 772	N		N	2	9	1998
MARIO SCARPETTA GNECCO	C C	16 622 150	N		S	3	5	1988
IVAN FELIPE MEJIA CABAL	C C	17 185 193	N		N	14	9	1998
ROBERTO PIZARRO MONDRAGON	C C	19 125 790	N		N	25	4	1986
ARIOSTO MANRIQUE HERRERA	C C	2 441 304	N		N	11	5	2001
SANTIAGO MADRIÑAN DE LA TORRE	C C	2 904 071	N		N	10	5	1999
JORGE HERRERA BARONA	C C	10 719	N		N	23	4	1990

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
JOSE HERNAN RINCON GOMEZ	C C	2 905 343	N		N	14	9	1998
• RENNY ALBERTO LOPEZ SANCHEZ			N		N			
• JOSE CARLOS SANTANDER PALACIOS	C C	17 148 251	N		N			
LILLY SCARPETTA GNECCO	C C	31 239 052	N		S	19	4	1999
CONSUELO SCARPETTA GNECCO	C C	22 393 561	N		S	9	1	1997
CARLOS ALBERTO GONZALEZ ARBOLEDA	C C	10 097 648	N		N	9	1	1997
HAROLD ANTONIO CERON RODRIGUEZ	C C	14 432 325	N		N	8	7	2002
AUGUSTO MARTINEZ CARREÑO	C C	5 556 366	N		N	29	3	2001
ALVARO CORREA HOLGUIN	C C	2 528 039	N		N	26	10	2000

• En trámite de posesión

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)
ALEJANDRO ZACCOUR URDINOLA	C C	16 746 976	Presidente	Calle 10 No 4-47 P 23	882 26 92	N
HAROLD ABADIA CAMPO	C C	19 138 669	Vicepresidente Ejecutivo	Calle 10 No 4-47 P 23	882 26 92	N
AMALIA CORREA YOUNG	C C	31 255 466	Vicepresidente Administrativo	Calle 10 No 4-47 P 23	882 26 92	N
ENRIQUE URIBE ORTIZ	C C	17 198 246	Vicepresidente	Carrera 7 No 71-21	376 56 66	N

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NICOLAS BORRERO ANGEL	C C	94 370 459	Vicepresidente de Tesorería	Calle 10 No 4-47, Piso 21	Cali
ALEJANDRO CAICEDO JORDAN	C C	16 782 603	Director Moneda Extranjera	Calle 10 No 4-47, Piso 22	Cali
ALONSO ANGEL LOZANO	C C	16 790 132	Gerente de Tesorería	Calle 10 No 4-47, Piso 23	Cali
SANTIAGO ALBERTO SANCHEZ LUBO	C C	16 798 036	Trader Moneda Extranjera	Calle 10 No 4-47, Piso 24	Cali
JOSE LUIS COBO MORALES	C C	16 798 653	Trader Deuda Publica	Calle 10 No 4-47, Piso 25	Cali
JUAN FERNANDO OLAVE ARANGO	C C	94 313 173	Trader Senior Moneda Legal	Calle 10 No 4-47, Piso 26	Cali
JAVIER ALONSO RAMIREZ ESCOBAR	C C	16 747 070	Trader Moneda Legal	Calle 10 No 4-47, Piso 27	Cali
EDWIN LOZANO GARCIA	C C	94 486 907	Trader Moneda Legal	Calle 10 No 4-47, Piso 28	Cali
EDUARDO GARCES MEJIA	C C	16 792 233	Trader Corporativo	Calle 10 No 4-47, Piso 29	Cali
CATALINA GALVIS SUAREZ	C C	29 568 046	Asistente de Mesa de Dinero	Calle 10 No 4-47, Piso 30	Cali
JORGE ALONSO RUIZ MORALES	C C	76 330 456	Asistte Mesa Dinero Moneda Legal	Calle 10 No 4-47, Piso 31	Cali

S/N : SI o NO

LA VERACIDAD DEL CONTENIDO DE ESTA INFORMACION

FIRMA REPRESENTANTE LEGAL

DOC. IDENTIDAD 31.255.466

AMALIA CORREA YOUNG

NOMBRE REPRESENTANTE LEGAL

FIRMA REVISOR FISCAL

T.P. 3822-T

OSCAR DARIO MORALES RIVERA

NOMBRE REVISOR FISCAL

FECHA DE ELABORACION DEL FORMULARIO

D	M	A
17	3	2003

FUNCIONARIO DESIGNADO PARA SUMINISTRAR INFORMACION ADICIONAL QUE SOLICITE LA SUPERINTENDENCIA DE VALORES

NOMBRE OSCAR CAMPO SAAVEDRA

CARGO SECRETARIO GENERAL

TELEFONO DIRECTO 883 46 14

CIUDAD CALI

PAGINA 3

ANEXOS : INSCRIPCION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO. EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL
- ESTADOS FINANCIEROS DEBIDAMENTE CERTIFICADOS Y SU CORRESPONDIENTE DICTAMEN EMITIDO POR REVISOR FISCAL O POR CONTADOR PUBLICO INDEPENDIENTE DE LOS TRES ULTIMOS EJERCICIOS FISCALES

EN CASO DE ACTUALIZACION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO. EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL DE FECHA RECIENTE.

FILE No. 8234-?

Cali, April 23, 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia:	002-11 -	Corporación Financiera del Valle S.A.
	030 -	Informes trimestrales – emisores
	05 -	Requerimientos
		Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of March 31, 2003.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20034-1655
Fecha : 25/04/2003 16.26
Trámite : 30 INFORMES TRIMESTRALES -
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia. 220 Anexos : 3 lc 118422

Cali, abril 23 de 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a marzo 31 de 2003 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA
COPIA FIRMADA

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					56.725.353	85,92%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	14,08%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					66.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **MARZO 31/2003** **F - 220 - 511**

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A MARZO 31 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	6.101.652	9,24
2	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	6.090.774	9,23
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	4.880.142	7,39
4	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	7,21
5	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	4.727.523	7,16
6	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	3.203.688	4,85
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	APITAL NEUTR	2.976.235	4,51
8	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,99
9	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,77
10	INSTITUTO DE FOMENTO INDUSTRIAL - IFI	899.999.088-7	NIT	COLOMBIANA	1.811.539	2,74
11	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	APITAL NEUTR	1.767.564	2,68
12	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	1.581.853	2,40
13	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,80
14	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.130.317	1,71
15	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.000.000	1,51
16	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,34
17	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	871.015	1,32
18	CITIBANK-COLOMBIA	860.051.135-4	NIT	EXTRANJERA	807.647	1,22
19	BANCO SANTANDER COLOMBIA S.A.	890.903.937-0	NIT	EXTRANJERA	729.076	1,10
20	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,99
	Total primeros veinte accionistas				48.960.927	74,16
	Otros accionistas con menor participación				7.764.426	11,76
	Total acciones ordinarias				56.725.353	85,92

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A MARZO 31 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	4,59
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,96
3	CITIBANK GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	2,09
4	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,26
5	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,22
6	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,21
7	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	127.126	0,19
8	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,17
9	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,15
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,10
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	55.900	0,08
12	UNIVERSIDAD AUTONOMA DE MANIZALES	890.805.051-0	NIT	COLOMBIANA	43.695	0,07
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,06
14	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,06
15	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,05
16	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,05
17	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,05
18	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,05
19	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,04
20	ROMERO DE BAQUERO MARIA NINY	20.298.386	C.C.	COLOMBIANA	27.836	0,04
	Total primeros veinte accionistas				8.256.463	12,51
	Otros accionistas con menor participación				1.042.531	1,58
	Total acciones preferenciales				9.298.994	14,08

Total acciones ordinarias	56.725.353	85,92
Total acciones preferenciales	9.298.994	14,08
Total acciones	66.024.347	100,00

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	192		56.725.353		196		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		501		9.298.994		500		9.298.994
	999	NUMERO TOTAL	*	693	*	66.024.347	*	696	*	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,00%		5,74%		77,06%		2,43%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		23,00%		23,00%		22,94%		97,57%
	999	TOTAL		100,00%		28,74%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,16%	1	8,55%	1	4,17%	1	10,67%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,84%		91,45%		95,83%		89,33%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		1,04%		11,23%		0,88%		4,19%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,96%		83,03%		22,06%		93,38%
	999	TOTAL		23,00%		94,26%		22,94%		97,57%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,66%		40,87%		98,68%		46,57%
	010	3.01 % - 10.00 %		1,34%		59,13%		1,32%		53,43%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

MARZO 31/2003 F - 220 - 515

(*) 19 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(**) 14 Accionistas tienen acciones ordinarias y con dividendo preferencial sin voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A MARZO 31 DE 2003

	1 THE INDUSTRIAL BANK OF JAPAN LTD.	**1.970.888**	
	2 BANCO CENTRAL HISPANOAMERICANO	**883.792**	
(*)	3 CITIBANK COLOMBIA	**807.647**	
(*)	4 BANCO SANTANDER COLOMBIA S.A.	**729.076**	
	5 VIRGINIA RETIREMENT SYSTEM OMNIBUS	**51.274**	
	6 CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	**37**	
		4.442.714	**51.981.554** **8,55%**

		IFC		CAF			
total accionistas	192 -	1	-	1	=	190	
total acc. extranjeros						6	3,16%
total acc. nacionales						184	96,84%
							100,00%

TOTAL ACCIONES	**56.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	51.981.554

(*) mas del 60% de su capital es extranjero

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 5.478,49	$ 6.024,11
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.979,55	$ 4.273,68
	020	UTILIDAD O PERDIDA POR ACCION	$ 34,75	$ 79,09
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	378	386
	010	% EMPLEADOS PERMANENTES	94,97%	95,60%
	015	% EMPLEADOS TEMPORALES	5,03%	4,40%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 256.944.326	$ 277.635.800,35
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		$ 2.129.976.000,00

MARZO 31/2003 F - 220 - 516

FILE No. 823437

Cali, April 14, 2003

Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 022 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea – Entidades Vigiladas
04 - Solicitud – Presentación
Con anexos

In compliance with Resolution 031 of 1982 and the Circular 002 of 1987 of the Superintendencia de Valores, we are remitting a copy of Minute No. 012 corresponding to the General Assembly Meeting of Non-Voting Preferred Stockholders of the Corporation.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

DEVOLVER
FIRMADA

Cali, 14 de abril de 2003

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Para dar cumplimiento a lo establecido en la Resolución No. 031 de febrero de 1982 y la Circular No. 002 de febrero 13 de 1987 de la Superintendencia de Valores, se adjunta a la presente Acta No. 012 correspondiente a la Asamblea de Accionistas con Dividendo Preferencial sin Derecho a Voto, celebrada el 26 de marzo pasado.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

FILE No. 823437

ACTA No. 012

En la Ciudad de Santiago de Cali, a los veintiseis (26) días del mes de Marzo del año dos mil tres (2003), siendo las 4:00 p.m., se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la duodécima (12) Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, el viernes veintiocho (28) de Febrero de 2003.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 26 de marzo de 2003 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de marzo de 2003, a partir de las 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 28 de Febrero de 2003"

Además el veintiocho (28) de febrero de 2003 fue dirigida a cada uno de los accionistas, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 28 de febrero de 2003

Señor (a)
«F1»
«F2»
«F3»

Por la presente me permito confirmar a Usted que la Presidencia de la Corporación ha convocado la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 26 de Marzo próximo a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23 de la ciudad de Cali, para que los titulares de esta clase de acciones designen a su Representante y decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de Acciones.

La Asamblea General Ordinaria de Accionistas se llevará a cabo el 28 de Marzo de 2003 a la 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali. A esta reunión asistirán los Accionistas con Dividendo Preferencial y sin Derecho a Voto directamente o a través de su representante, de conformidad con lo que definan en la Asamblea del 26 de Marzo de 2003.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado el 28 de febrero de 2003 en los diarios El País y La República el correspondiente aviso de convocatoria.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de Propósito General Individual y Consolidados a 31 de Diciembre de 2002 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en el piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste informó que se encontraban 5.704.656 acciones de las 9.298.994 acciones con Dividendo Preferencial y sin Derecho a Voto que tiene suscritas y pagadas la Corporación, lo que representa el 61.35% de estas acciones, así:

Accionista	No. Acciones	Representado por	En calidad de
Ayerbe Muñoz María del Socorro	1.409	María del Socorro Ayerbe	Propietaria
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Duque Salazar Néstor	14	Néstor Duque Salazar	Propietario
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Propietario
Medina Lima Ismael	173	Ismael Medina Lima	Propietario
Morales Pérez José Ferney	86	José Ferney Morales Pérez	Propietario
Muñoz Laura María	8.459	María del Socorro Ayerbe	Apoderada
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero Correa	Propietario
Romero Guerrero Jorge Luis	871	Jorge Luis Romero G.	Propietario
Romero Guerrero Constanza	290	Jorge Luis Romero G.	Apoderado

	5.704.656		
	========		

Por lo anterior hay quórum para deliberar y decidir. También se encontraba presente el Doctor Oscar Darío Morales, Revisor Fiscal de la Corporación.

II. LECTURA DEL ORDEN DEL DIA

La Asamblea aprobó por unanimidad de los asistentes el siguiente Orden del Día:

1. Verificación del Quórum.

2. Consideración del Orden del Día.

3. Representante Accionistas con Dividendo Preferencial y sin Derecho a Voto.

4. Derecho a Voto: Asistencia Asamblea General Ordinaria.

5. Designación de la Comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 26 de marzo de 2003.

III. REPRESENTANTE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO

El Doctor Zaccour comentó a la Asamblea que la Corporación celebró un contrato con el Citibank y el Cititrust cuando emitió las acciones con Dividendo Preferencial y sin Derecho a Voto, para que estas dos entidades fueran el Depositario y el Custodio, respectivamente, de las acciones ADR's y GDR's.

El Reglamento de Emisión y Colocación de estas acciones contemplaba que dentro de los dos meses siguientes al vencimiento del plazo de la emisión, se debería convocar a una asamblea de los titulares de esta clase de acciones para que determinaran si elegían el representante que debía ejercer los derechos de éstos. En mayo de 1993 se designó al Cititrust Colombia S.A. Sociedad Fiduciaria, como representante de estos accionistas.

Indicó que en enero de 2003, la Corporación suscribió con The Bank of New York y con Fiducolombia Sociedad Fiduciaria S.A., los respectivos contratos para que continuaran siendo los Depositarios y Custodios, respectivamente, de las acciones preferenciales de la Corporación, sustituyendo a los inicialmente designados.

Ante el cambio del Cititrust como custodio, quien actualmente es el representante de los Accionistas con Dividendo Preferencial y sin Derecho a Voto, se citó la presente asamblea para que determinaran si elegían un nuevo representante de estas acciones.

Acto seguido la Doctora Cecilia Garzón Castrillón manifestó que sus apoderados consideraban que no era necesario tener un representante de los Accionistas con Dividendo Preferencial y sin Derecho a Voto, por cuanto los titulares de estas acciones están ejerciendo desde hace dos años sus derechos directamente en las asambleas ordinarias a las cuales se les ha citado. Por lo anterior propone a la Asamblea que hacia el futuro no se designe un representante para estas acciones y que sean los propios accionistas quienes directamente ejerciten sus derechos y no a través de la figura del representante.

La Asamblea General de Accionistas aprobó la anterior proposición por unanimidad de los asistentes.

IV. DERECHO A VOTO: ASISTENCIA ASAMBLEA GENERAL ORDINARIA

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto ratificó la proposición aprobada en el punto anterior consistente en que hacia el futuro los Accionistas titulares de esta clase de acciones ejercerán directamente los derechos de voto que les corresponden en las Asambleas Generales Ordinarias que se les cite.

V. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 26 DE MARZO DE 2003.

La Asamblea General de Accionistas aprobó por unanimidad de las acciones presentes en la reunión la siguiente proposición:

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnase una comisión integrada por la Doctora Cecilia Garzón Castrillón y Alfredo Londoño Gálvis para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 26 de Marzo de 2003.

Agotado el orden del día, el Doctor Alejandro Zaccour explicó los resultados de la Corporación correspondientes al ejercicio 2002 y el informe de gestión que presentará a consideración de la Asamblea General Ordinaria de Accionistas que se llevará a cabo el 28 de marzo próximo.

Así mismo comentó sobre los posibles efectos que podría tener sobre los resultados los cambios introducidos en la Circular Externa 033 de 2002, sobre el nivel de provisiones para los portafolios de inversiones, especialmente sobre renta fija. Por último enfatizó que los estados financieros de la Corporación todavía no están aprobados por la Superintendencia Bancaria, por lo que podrían estar sujetos a cambio.

Sobre la inquietud de uno de los accionistas acerca de que sucedería con los dividendos de los Accionistas con Dividendo Preferencial y sin Derecho a Voto en el evento en que la Corporación no diera utilidades en el ejercicio del año 2002, el Doctor Zaccour indicó que en relación con el dividendo del ejercicio de 1998 se pierde de conformidad con los estatutos de la Corporación y con el Prospecto de Colocación de las Acciones con Dividendo Preferencial y sin Derecho a Voto, que contemplan que en el evento en que los titulares de estas acciones no reciban el dividendo mínimo por un período superior a cuatro años fiscales consecutivos, *tendrán derecho solo a recibir un dividendo en efectivo igual a la suma acumulada dentro de* los últimos cuatro años.

Siendo las 5:50 p.m. y no habiendo más temas que tratar se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la comisión nombrada para la aprobación de la presente Acta.

"Cali, 08 de Abril de 2003

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados Señores:

Por la presente nos permitimos dar aprobación al Acta No. 012 correspondiente a la reunión de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación, realizada el 26 de Marzo de 2003 en nuestra condición de delegados para tal fin.

Atentamente,

(Fdo)
CECILIA GARZON CASTRILLON

(Fdo.)
ALFREDO LONDOÑO GALVIS

FILE No. 82343

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 012

In the city of Santiago de Cali, on March 26, 2003, at 4:00 p.m., the 12th General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Board Room of Corporacion Financiera del Valle S.A., piso 23, with prior notice made through an announcement on El Pais and La Republica newspapers, on February 28, 2003.

The text of such notice reads as follows:

THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly of Non- Voting preferred Stockholders to be held on March 26, 2003 at 4:00 p.m. at the Corporación Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23, and the holders of this type of shares are kindly requested to appoint their respective Proxies and decide whether they exercise directly or through their Proxies, their corresponding voting rights at the General Assembly Meeting of Common Shareholders, under the terms of the Law and pursuant to the Regulation governing the issuance of this type of shares.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 28, 2003, at 10:00 a.m. at the Cauca- Calima room of the Intercontinental Hotel de Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders at the Corporation's Secretary's office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 28, 2003

Furthermore, on February 28, 2003, each common shareholder was sent the following notice, at their registered addresses:

"Cali, February 22, 2002

Mr.

Hereby I am confirming that the Corporation's Presidency has called an Assembly Meeting of Non-Voting Preferred Dividend Shareholders to be held next March 26 at 4:00 p.m. at the Corporacion Financiera del Valle headquarters located at Calle 10 #4-47, piso 23 in the city of Cali, and the holders of this type of shares are kindly requested to appoint their respective Proxies and decide whether they exercise directly or through their Proxies, their corresponding voting rights at the General Assembly Meeting of Common Shareholders, under the terms of the Law and pursuant to the Regulation governing the issuance of this type of shares.

The General Assembly Meeting of Common shareholders will be held on March 28, 2003, at 10:00 a.m. at the Cauca- Calima room of the Intercontinental Hotel de Cali. This meeting will be attended by the Non-Voting Preferred Dividend Shareholders either directly or through their representative, as defined at the March 26st, 2003 Assembly Meeting .

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 28, 2003 on El Pais and La Republica newspapers.

I shall be thankful that in case you may not personally attend the meetings, are kindly requested to designate the proxies representing you through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

The General Balance and consolidated balance as of December 31, 2002, as well as the information required by the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office located at piso 29 of Edificio Corporación Financiera del Valle, Cali.

Sincerely,

(Fdo.)
OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 5,704,656 shares out of the 9,298,994 Non-Voting Preferred Dividend shares of Corporacion Financiera del Valle, that have been subscribed and paid, accounting for 61.35%, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Ayerbe Muñoz María del Socorro	1.409	María del Socorro Ayerbe	Propietaria
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Duque Salazar Néstor	14	Néstor Duque Salazar	Propietario
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Propietario
Medina Lima Ismael	173	Ismael Medina Lima	Propietario
Morales Pérez José Ferney	86	José Ferney Morales Pérez	Propietario
Muñoz Laura María	8.459	María del Socorro Ayerbe	Apoderada
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero Correa	Propietario
Romero Guerrero Jorge Luis	871	Jorge Luis Romero G.	Propietario
Romero Guerrero Constanza	290	Jorge Luis Romero G.	Apoderado
	5.704.656		

II. ORDER OF THE DAY

The Assembly Unanimously approved the Order of the Day:

1. Quorum verification
2. Order of the Day
3. Representatives of Non-Voting Preferred Dividend Stockholders

4. Voting Right: Common General Assembly Meeting

5. Appointment of a Commision to study and approve the Minute of this meeting on behalf of the Non-Voting Preferred Dividend Shareholders held on March 21, 2002.

III. REPRESENTATIVES OF NON-VOTING PREFERRED DIVIDEND STOCKHOLDERS

Mr. Zaccour said before the Assembly that the Corporation had made an agreement with Citibank and Cititrust upon issuing Non-Voting Preferred Dividend Stocks, and such entities shall act as Depositary and Custody, respectively, of the ADR's and GDR's.

The Regulation governing the Issuance and Placement of such shares provided that within the two months following the issuance deadline, an Assembly of the holders of such shares should be called to determine the election of a representative to exercise their rights. In May 1993, Cititrust Colombia S.A. Sociedad Fiduciaria, was appointed as representative of such shareholders.

Further, he stated that in January 2003, the Corporation made with The Bank of New York and Fiducolombia Sociedad Fidusicaria S.A., respectively, an agreement for the continuation of the relationship as Depositary and Custody, respectively, of the Corporation's preferred shares, instead of the previously designated ones.

Upon the substitution of Cititrust as custody, who is currently representing Non-Voting Preferred Dividend Stockholders, this assembly meeting was called to determine whether to elect a new representative of such shares.

Following, Mrs. Cecilia Garzon Castrillon stated that her proxies considered that it was not necessary to have a Non-Voting Preferred Dividend Stockholder representative, as the holders of such shares are exercising their rights directly in the common meetings where they have been called. From the above, the Assembly proposes not to designate a representative in the future for such shares, and have the shareholders themselves act as representatives.

The Shareholders General Assembly unanimously approved the previous proposal.

IV. VOTING RIGHT: ATTENDANCE TO THE COMMON GENERAL ASSEMBLY MEETING

The Non-Voting Preferred Dividend General Assembly Meeting ratified the proposal approved in the previous item related to the fact that from now on, the holders of such type of shares will directly exercise their voting right before the Common General Assembly Meetings.

V. **DESIGNATING A COMMISION TO STUDY ON BEHALF OF THE NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS THE MINUTE OF THE ASSEMBLY MEETING HELD ON MARCH 26, 2003.**

The Shareholders General Assembly unanimously approved the following proposal.

PROPOSITION No. 1

The General Assembly Meeting of Non-Voting Preferred Dividend Stockholders with the powers conferred by article 36 of the by-laws,

RESOLVES:

To designate a commision made up by Mrs. Cecilia Garzon Castrillon and Mr. Alfredo Londoño Gálvis to study and approve on behalf of the General Assembly of Non-Voting Preferred Dividend Stockholders Minute of 26st of March 2003 meeting.

Upon completing the order of the day, Mr. Alejandro Zaccour explained the Corporation's resuljts during 2002 and the Management report to be submitted before the Shareholders General Assembly Meeting to be held next March 28th.

Also, he talked about the changes introduced on External Circular Letter 033, 2002, on the level of provisions for the investment portfolios, particularly on fixed income.

With respect to the inquiry of some shareholders about the dividends of Non-Voting Preferred Dividend Shareholders in case no profits were obtained by the Corporation in 2002, Mr. Zaccour stated that with respect to the 1998 fiscal year dividend, this is lost, pursuant to the Corporation's by-laws and the Non-Voting Preferred Dividend Stock Placement Prospect, which provides that in case the holders of such shares fail to receive the minimum dividend for 4 fiscal years in a row, they will only receive a dividend in cash equivalent to the accumulated amount in the last four years.

At 5:50 p.m. and as there was no other subject to be treated the meeting was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the commission appointed to approve this Minute.

"Cali, April 08, 2003

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 012 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on March 26, 2003 in our quality of delegates for such purpose.

Sincerely,

CECILIA GARZON CASTRILLON **ALFREDO LONDOÑO GALVIS**

FILE No. 82343

Cali, April 14, 2003

Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 022 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea – Entidades Vigiladas
04 - Solicitud – Presentación
Con anexos

In order to comply with provisions of Resolution No. 031 of February 1982 and Circular letter No. 002 of February 13, 1987 of the Superintendencia de Valores, we are accompanying the following documents:

1. Form F-200-500 duly completed as of March 31, 2003.

2. Minute of the General Assembly Meeting of Common Shareholders hel on March 28, 2003.

Sincerely,

Amalia Correa Young
Vicepresident

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20034-1399
Fecha : 22/04/2003 14:56
Trámite : 20 INFORMES DE FIN DE EJERC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 2 mm 118131

Cali, 14 de abril de 2003

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A.
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Para dar cumplimiento a lo establecido en la Resolución No. 031 de febrero de 1982 y la Circular No. 002 de febrero 13 de 1987 de la Superintendencia de Valores, se adjunta a la presente la siguiente documentación:

1 - Formulario F-220-500 completamente diligenciado a marzo 31 de 2003.

2 - Acta de la Asamblea General Ordinaria de Accionistas celebrada el 28 de marzo de 2003.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

CIIU: 6599

Ver Nota 1.

FORMULARIO DE INSCRIPCION Y ACTUALIZACION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS EMISORES SECTOR REAL - FINANCIERO Y SERVICIOS PUBLICOS

1	**INFORMACION GENERAL DEL EMISOR**		
1.1. RAZON SOCIAL :	CORPORACION FINANCIERA DEL VALLE S.A.		
1.2 SIGLA:		1.3 NIT: 890.300.653-6	1.4 DIRECCION: CALLE 10 No. 4-47, PISO 23
1.5 CIUDAD:	CALI	1.6 DEPARTAMENTO: VALLE	1.7 TELEFONO: 882 26 92
1.8 FAX:	883 17 66	1.9 WEB: www.corfivalle.com.co	
1.10 E-MAIL:	cfv@corfivalle.com.co		

2 SITUACION LEGAL

2.1 NORMAL [X] 2.2 INTERVENIDA [ ] 2.3 EN CONCORDATO [ ]

2.4 LEY 550-99 [ ] 2.5 EN LIQUIDACION [ ]

3 NATURALEZA

3,1 PRIVADA [X] 3.2 DE ECONOMIA MIXTA [ ] 3.3 INDUSTRIAL Y COMERCIAL DEL ESTADO [ ] 3.4 OTRA ____________

4 REPRESENTACION LEGAL , REVISORIA FISCAL Y CONTADOR

4,1	**REPRESENTANTE LEGAL PRINCIPAL**		
	TIPO IDENTIFICACION: 1		No. IDENTIFICACION: 16.746.976
	NOMBRE: ALEJANDRO ZACCOUR URDINOLA		
	E-MAIL: azacour@corfivalle.com.co		CARGO: PRESIDENTE
4,2	**PRIMER SUPLENTE**		
	TIPO IDENTIFICACION: 1		No. IDENTIFICACION: 19.138.669
	NOMBRE: HAROLD ABADIA CAMPO		
	E-MAIL: habadia@corfivalle.com.co		CARGO: VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL
4.3	**SEGUNDO SUPLENTE:**		
	TIPO IDENTIFICACION:		No. IDENTIFICACION:
	NOMBRE:		
	E-MAIL:		CARGO:
4.4	**REVISOR FISCAL PRINCIPAL:**		
	TIPO IDENTIFICACION: 1		No. IDENTIFICACION: 16.204.082
	NOMBRE: OSCAR DARIO MORALES RIVERA		
	E-MAIL: omorales@deloitte.com		T.P. No. 3822-T
4.5	**REVISOR FISCAL SUPLENTE:**		
	TIPO IDENTIFICACION: 1		No. IDENTIFICACION: 16.789.097
	NOMBRE: JESUS DARIO LOPEZ CASELLA		
	E-MAIL: jlopezcasella@deloitte.com		T.P. No. 44361-T
4.6	**FIRMA QUE EJERCE LA REVISORIA FISCAL:**	DELOITTE COLOMBIA LTDA.	
	NIT: 860.039.453-2		INDEPENDIENTE: [ ]
	PERIODO: DESDE: MARZO/2002		HASTA: MARZO/2004
4,7	**CONTADOR:**		
	TIPO IDENTIFICACION: 1		No. IDENTIFICACION: 16.628.814
	NOMBRE: LUIS ALFONSO CANCINO LORZA		
	E-MAIL: lcancino@corfivalle.com.co		T.P. No. 59432-T

F 220-500

Ed. 10-00

NOTA 1: CIIU ES LA CLASIFICACION INDUSTRIAL INTERNACIONAL UNIFORME DE TODAS LAS ACTIVIDADES ECONOMICAS .

NOTA 2: LA INFORMACION DE ESTE FORMULARIO DEBERA CORRESPONDER A LA FECHA DE SU PRESENTACION.

NOTA 3: TIPO IDENTIFICACION: 1.CEDULA CIUDADANIA 2. NIT 3. TARJETA DE IDENTIDAD 4.PASAPORTE 5.CEDULA EXTRANJERIA 6. NUIP 9. OTROS

NOTA 4: LOS NITS DEBEN SER DILIGENCIADOS CON DIGITO DE CHEQUEO

NOTA 5: TODOS LOS CAMPOS SON DE OBLIGATORIO DILIGENCIAMIENTO

5	ORGANIZACION ADMINISTRATIVA					
	VIGENCIA					
	DESDE			HASTA		
	DD	MM	AA	DD	MM	AA
5.1 JUNTA DIRECTIVA ACTUAL	22	3	2002	0	3	2004

5.2 PRINCIPALES

TIPO IDENTIFICACION	No. IDENTIFICACION	NOMBRE	E-MAIL	ACCIONISTA S/N	VINCULACION LABORAL CON ESTA SOCIEDAD S/N	VINCULACION LABORAL CON ESTA SOCIEDAD CARGO	NIT	NOMBRE DE LA OTRA ENTIDAD	CARGO
1	9 228 877	ALEJANDRO FIGUEROA JARAMILLO	LLASCANO@BancodeBogota.com.co	N	N		860 002 964-2	BANCO DE BOGOTA	PRESIDENTE
1	14 961 168	EFRAIN OTERO ALVAREZ	eotero@bancooccidente.com.co	N	N		890 300 279-4	BANCO DE OCCIDENTE	PRESIDENTE
1	14 982 772	CARLOS ARCESIO PAZ BAUTISTA	ca.paz@harinera-del-valle.com	N	N		891 300 382-9	HARINERA DEL VALLE S A	GERENTE GENERAL
1	16 622 150	MARIO SCARPETTA GNECCO	amalfi@telesat.com.co	S	N		890 301 443	AMALFI S A	GERENTE
1	17 185 193	IVAN FELIPE MEJIA CABAL	induvases@induvases.com	N	N		891 300 120-6	INDUSTRIAS DE ENVASES S A	PRESIDENTE
1	19 125 790	ROBERTO PIZARRO MONDRAGON	vallede@cafedecolombia.com	N	N		860 007 538-2	COMITE DPTAL. DE CAFETEROS DEL VALLE	DIRECTOR
* 1	19 203 951	IGNACIO JOSE ARGUELLO ANDRADE	baoresid@aolpremiun.com	N	N		860 003 023-3	BANCO ANDINO S A - EN LIQUIDACION	LIQUIDADOR
1	2 904 071	SANTIAGO MADRIÑAN DE LA TORRE	amadnna@cable.net.co	N	N		530 053 770-1	INTERNATIONAL FINANCE CORPORATION	REPRESENTANTE
1	10.719	JORGE HERRERA BARONA	jherrera@fanalca.com.co	N	N		800 301 886-1	FANALCA S A	PRESIDENTE

5.3 SUPLENTES

TIPO IDENTIFICACION	No. IDENTIFICACION	NOMBRE	E-MAIL	ACCIONISTA S/N	VINCULACION LABORAL CON ESTA SOCIEDAD S/N	VINCULACION LABORAL CON ESTA SOCIEDAD CARGO	NIT	NOMBRE DE LA OTRA ENTIDAD	CARGO
1	2 906 343	HERNAN RINCON GOMEZ	presidencia@bancopopular.com.co	N	N		860 007 738-9	BANCO POPULAR	PRESIDENTE
* 1		RENNY ALBERTO LOPEZ SANCHEZ	rlopez@caf.com	N	N			CORPORACION ANDINA DE FOMENTO - VENEZUEL	DIRECTOR ACTIVOS ESPECIALES
* 1	17 148 251	JOSE CARLOS SANTANDER PALACIOS	csantander@bancooccidente.com.co	N	N		890 300 279-4	BANCO DE OCCIDENTE	VICEPRESIDENTE DE CREDITO
1	31 239 052	LILLY SCARPETTA GNECCO	lscarpetta@compuserve.com	S	N		890 322 308-1	ASESORIAS ACTUARIALES	GERENTE
1	22.393 561	CONSUELO SCARPETTA GNECCO	consueloscarpetta@compuserve.com	S	N		890 300 437-1	CEMENTOS DEL VALLE S A	MIEMBRO JUNTA DIRECTIVA
1	10 097 848	CARLOS ALBERTO GONZALEZ ARBOLEDA	carlos.a.gonzalez@cafedecolombia.com	N	N		860 007 538-2	FEDERACION NAL. DE CAFETEROS DE COLOMBIA	DIRECTOR DIVISION COOPERATIVAS
* 1	17.116.321	IGNACIO EDUARDO COPETE SALDARRIAGA	icopete@visat.net.co	N	N		800 159 946-8	BANCO DEL PACIFICO - EN LIQUIDACION	LIQUIDADOR
1	5.656.366	AUGUSTO MARTINEZ CARREÑO	mtzk@usa.net	N	N		804 008 510-9	PROMOTORA DE INVERSIONES DE SANTANDER S.A.	MIEMBRO JUNTA DIRECTIVA
1	2.528.039	ALVARO CORREA HOLGUIN	alvalena@telesat.com.co	N	N		890 304 131	INVERSIONES ALVALENA LTDA	GERENTE

* En trámite de posesión

NOTA 1: LA INFORMACION DE ESTE FORMULARIO DEBERA CORRESPONDER A LA FECHA DE SU PRESENTACION

NOTA 2: TIPO IDENTIFICACION: 1.CEDULA CIUDADANIA 2. NIT 3. TARJETA DE IDENTIDAD 4.PASAPORTE 5.CEDULA EXTRANJERIA 6. NUIP 9. OTROS

NOTA 3: LOS NITS DEBEN SER DILIGENCIADOS CON DIGITO DE CHEQUEO

6 INFORMACION SOBRE 20 PRINCIPALES ACCIONISTAS

6.1 PRINCIPALES ACCIONISTAS

IDENTIFICACION							NOMBRE O RAZON SOCIAL	NACIONALIDAD	No.ACCIONES POSEIDAS	% PARTIC.
1	2	3	4	5	9	NUMERO				
							N.A. (ACTUALIZACION)			
							OTROS ACCIONISTAS CON MENOR PARTICIPACION			
								TOTAL		

NOTA

1 = CEDULA DE CIUDADANIA
2 = NIT
3 = TARJETA DE IDENTIDAD
4 = MENOR DE EDAD
5 = CEDULA DE EXTRANJERIA
6 = NUIP
9 = OTROS

7. QUORUM

	DELIBERATORIO %	DECISORIO %
ASAMBLEA DE ACCIONISTAS		
JUNTA DIRECTIVA		

F 220-500

NOTA 1: ESTA INFORMACION DEBERA SER DILIGENCIADA **UNICAMENTE** CUANDO SE SOLICITA LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS.

NOTA 2: SI LA SOCIEDAD POSEE ACCIONES PREFERENCIALES O PRIVILEGIADAS SE DEBERA REPORTAR ESTA INFORMACION EN UN ANEXO.

6 INFORMACION SOBRE 20 PRINCIPALES ACCIONISTAS

6.1 PRINCIPALES ACCIONISTAS

IDENTIFICACION							NOMBRE O RAZON SOCIAL	NACIONALIDAD	No.ACCIONES POSEIDAS	% PARTIC.
1	2	3	4	5	9	NUMERO				
							N.A. (ACTUALIZACION)			
							OTROS ACCIONISTAS CON MENOR PARTICIPACION			
								TOTAL		

NOTA

1 = CEDULA DE CIUDADANIA
2 = NIT
3 = TARJETA DE IDENTIDAD
4 = MENOR DE EDAD
5 = CEDULA DE EXTRANJERIA
6 = NUIP
9 = OTROS

7. QUORUM

	DELIBERATORIO %	DECISORIO %
ASAMBLEA DE ACCIONISTAS		
JUNTA DIRECTIVA		

F 220-500

NOTA 1: ESTA INFORMACION DEBERA SER DILIGENCIADA **UNICAMENTE** CUANDO SE SOLICITA LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS.

NOTA 2: SI LA SOCIEDAD POSEE ACCIONES PREFERENCIALES O PRIVILEGIADAS SE DEBERA REPORTAR ESTA INFORMACION EN UN ANEXO.

8 DISTRIBUCION DE CAPITAL POR NUMERO DE ACCIONES POSEIDAS

ACCIONES ORDINARIAS

	RANGOS SEGUN No. DE ACCIONES POSEIDAS	NUMERO DE ACCIONISTAS	PORCENTAJE DE PARTICIPACION	No. ACCIONES POSEIDAS	PORCENTAJE DE PARTICIPACION
8.1	1 - 1.000	75	39,06%	12.101	0,02%
8.2	1.001 - 5.000	25	13,02%	81.038	0,11%
8.3	5.001 - 10.000	11	5,73%	79.436	0,14%
8.4	10.001 - 50.000	32	16,67%	778.916	1,37%
8.5	50.001 - 100.000	9	4,69%	638.019	1,12%
8.6	100.001 - 500.000	16	8,33%	3.729.461	6,57%
8.7	MAS DE 500.000	24	12,50%	51.426.382	90,66%
8.8	TOTAL	192	100,00%	56.725.353	100,00%

9 INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS

TIPOS DE ACCION	NUMERO DE ACCIONISTAS	No. ACCIONES	VR. NOMINAL	VR. PATRIMONIAL	
				CON VALORIZ.	SIN VALORIZ.
ACCIONES ORDINARIAS	192	56.725.353	$10	$ 5.478,49	3.979,55
ACCIONES PRIVILEGIADAS	0	0	0	0	0
ACCIONES CON DIVIDENDO PREFERENCIAL	501	9.298.994	$10	$ 5.478,49	3.979,55
TOTAL	693	66.024.347			

10 PLANES DE INVERSIONES FUTURAS

10.1. A CORTO PLAZO

Se tiene proyectado invertir en los próximos 12 meses $20.000MM principalmente en sectores de Infraestructura y Tecnologia.

10.2 A MEDIANO PLAZO

Se tiene proyectado invertir en los próximos 3 años US$20MM aproximádamente, en el sector Infraestructura.

F 220-500
Ed. 10-00

8 DISTRIBUCION DE CAPITAL POR NUMERO DE ACCIONES POSEIDAS

ACCIONES CON DIVIDENDO PREFERENCIAL SIN DERECHO A VOTO

	RANGOS SEGUN No. DE ACCIONES POSEIDAS	NUMERO DE ACCIONISTAS	PORCENTAJE DE PARTICIPACION	No. ACCIONES POSEIDAS	PORCENTAJE DE PARTICIPACION
8.1	1 - 1.000	325	64,87%	58.548	0,63%
8.2	1.001 - 5.000	101	20,16%	231.577	2,49%
8.3	5.001 - 10.000	22	4,39%	145.086	1,56%
8.4	10.001 - 50.000	42	8,38%	919.550	9,89%
8.5	50.001 - 100.000	3	0,60%	219.259	2,36%
8.6	100.001 - 500.000	5	1,00%	698.672	7,51%
8.7	MAS DE 500.000	3	0,60%	7.026.302	75,56%
8.8	TOTAL	501	100,00%	9.298.994	100,00%

9 INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS

TIPOS DE ACCION	NUMERO DE ACCIONISTAS	No. ACCIONES	VR. NOMINAL	VR. PATRIMONIAL	
				CON VALORIZ.	SIN VALORIZ.
ACCIONES ORDINARIAS	192	56.725.353	$10	$ 5.478,49	$ 3.979,55
ACCIONES PRIVILEGIADAS	0	0	0	0	0
ACCIONES CON DIVIDENDO PREFERENCIAL	501	9.298.994	$10	$ 5.478,49	$ 3.979,55
TOTAL	693	66.024.347			

10 PLANES DE INVERSIONES FUTURAS

10.1. A CORTO PLAZO

Se tiene proyectado invertir en los próximos 12 meses $20.000MM principalmente en sectores de Infraestructura y Tecnologia.

10.2 A MEDIANO PLAZO

Se tiene proyectado invertir en los próximos 3 años US$20MM aproximádamente en el sector de Infraestructura.

F 220-500
Ed. 10-00

11 SOCIEDADES VINCULADAS

11.1 SITUACION DE SUBORDINACION

TENIENDO EN CUENTA LOS CRITERIOS ESTABLECIDOS EN LOS ARTICULOS 26 Y 27 DE LA LEY 222 DE 1995, INDIQUE:

14.2.1 NIT :

11.2 NOMBRE DE LA MATRIZ :

11.3 SOCIEDADES SUBORDINADAS DE LA SOCIEDAD EMISORA

NOMBRE O RAZON SOCIAL	NIT	SECTOR DE ACTIVIDAD ECONOMICA	(1)	PARTICIPACION CAPITAL		VALOR DE LA INVERSION CON VALORIZACIONES ($MM)	ACTIVO TOTAL CON VALORIZACIONES DE LA EMPRESA FIL. O SUB. ($MM)
				NUMERO CUOTAS O ACCIONES	% (2)		
N.A. (ACTUALIZACION)							

NOTA: ESTA INFORMACION DEBERÁ SER DILIGENCIADA **UNICAMENTE** CUANDO SE SOLICITA LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS.

(1) INDICAR LA CLASE DE SUBORDINACIÓN: COLOCAR LA LETRA "F" SI ES FILIAL O "S" SI ES SUBSIDIARIA.

(2) PORCENTAJE SOBRE EL TOTAL DE CUOTAS O ACCIONES EN CIRCULACIÓN DE LA SOCIEDAD.PRESENTADO CON DOS (2) CIFRAS DECIMALES.

LOS ABAJO FIRMANTES CERTIFICAMOS, DENTRO DE NUESTRAS RESPECTIVAS COMPETENCIAS, LA VERACIDAD DEL CONTENIDO DE ESTE FORMULARIO Y QUE EN EL MISMO NO SE PRESENTAN OMISIONES QUE REVISTAN MATERIALIDAD Y PUEDAN AFECTAR LA DECISION DE LOS INVERSIONISTAS

FIRMA REPRESENTANTE LEGAL

AMALIA CORREA YOUNG

NOMBRE REPRESENTANTE LEGAL

FIRMA CONTADOR PUBLICO

T.P. No. 59432-T

LUIS ALFONSO CANCINO LORZA

NOMBRE CONTADOR PUBLICO

NOTA: EN EL CASO DE INSCRIPCIÓN TEMPORAL DE LAS ENTIDADES DE CARÁCTER PÚBLICO U OFICIAL SE DEBERÁ ANEXAR EL DECRETO MEDIANTE EL CUAL EL GOBIERNO NACIONAL O LOCAL APRUEBA EL PROGRAMA DE ENAJENACIÓN.
EL NOMBRE DEL REPRESENTANTE LEGAL Y CONTADOR PÚBLICO SERÁ EL DE LA ENTIDAD SOLICITANTE DE LA INSCRIPCIÓN.

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 055

En la Ciudad de Santiago de Cali, a los veintiocho (28) días del mes de Marzo del año dos mil tres (2003), siendo las 10:00 de la mañana, se reunió en el Salón Cauca-Calima del Hotel Intercontinental de Cali la Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., previa convocatoria realizada por medio de aviso publicado en los Diarios El País y La República, del veintiocho (28) de Febrero de 2003.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 26 de marzo de 2003 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23, para que los titulares de esta clase de acciones designen a su Representante y para que decidan si ejercitan directamente o a través de su Representante, los derechos de voto que les corresponden en la Asamblea General Ordinaria de Accionistas, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 28 de marzo de 2003, a partir de las 10:00 a.m., en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 28 de Febrero de 2003"

Además el veintiocho (28) de Febrero de 2003, fue dirigida a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 28 de febrero de 2003

Doctor (a)
«F1»
«F2»
«F3»

Por la presente me permito confirmar a usted que la Presidencia de la Corporación ha convocado la Asamblea General Ordinaria de Accionistas para que tenga lugar el 28 de marzo próximo a las 10:00 a.m. en el Salón Cauca-Calima del Hotel Intercontinental de Cali.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado el 28 de febrero de 2003 en los diarios El País y La República el correspondiente aviso de convocatoria.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea se haga representar en ella, mediante poder conferido en cumplimiento de lo dispuesto en el Artículo 24 de los estatutos, por medio de comunicación dirigida al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, debidamente actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de Propósito General Individual y Consolidados a 31 de Diciembre de 2002 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en el piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 41.165.110 acciones ordinarias de las 56.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.665.349 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 72.57% y el 60.92% respectivamente, así:

Acciones Ordinarias

Accionista	No. Acciones	Representada	Calidad
Amalfi S.A.	4.880.142	Sonia López Solarte	Apoderada
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	6.090.774	Nubia Montes de Occa de Tobón	Apoderada
Banco del Pacífico En Liquidación	446.771	Alvaro Jiménez Fernández	Apoderado
Banco de Occidente	1.581.853	Gustavo Castillo	Apoderado
Banco Popular	4.727.523	José María Domínguez Velásco	Apoderado
Cementos del Valle S.A.	1.828.601	Tania Benítez	Apoderada
Compañía Mundial de Seguros S.A.	2.842	Juan Fernando Materón	Apoderado
Corporación Financiera del Norte-En Liquidación	86.263	Yunell Gutiérrez Varón	Apoderado
Dann Compañía de Inversiones S.A.	14.364	María del Rosario Gómez	Apoderada
Duque Salazar Nestor	121	Néstor Duque Salazar	Propietario
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Apoderada
Federación Nacional de Cafeteros de Colombia-Recursos Propios	2.747.251	Amparo Murillo Betancourt	Apoderada

Accionista	No. Acciones	Representada	Calidad
Federación Nacional de Cafeteros- Comité Departamental de Cafeteros del Valle	2.148.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros- Como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Apoderada
Industrias de Envases S.A.	871.015	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	3.208.688	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero Calero	Apoderado
Instituto de Fomento Industrial IFI	1.811.539	Ana María Góngora	Apoderada
Inversiones y Promociones S.A.-En Liquidación	3.574	Miryam Caicedo Rosas	Apoderada
Londoño Gálvis Alfredo	5	Alfredo Londoño Gálvis	Propietario
Maier Kromer Edmund Ludwig	59.343	Francisco José Pérez	Apoderado
Manuelita S.A.	6.634	Martha Isabel Terreros	Apoderada
Price Waterhouse	12.643	Martha Cecilia Díaz	Apoderada
Promotora Interamericana de Inversiones Ltda.-Proinve Ltda.	91.755	Miryam Caicedo Rosas	Apoderada
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	Apoderada

Accionista	No. Acciones	Representada	Calidad
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Apoderada
Scarpetta de Piedrahíta Gloria	646.822	Sonia López Solarte	Apoderada
Scarpetta Gnecco Mario	653.586	Sonia López Solarte	Apoderada
Ulloa Perez Blanca Macarena	7.726	Nelson Ospina	Apoderado
Universidad Católica de Manizales	337.844	Hna. Carmen Ligia Ciro	Apoderada
Valencia Jorge Alberto	2.221	Jorge Alberto Valencia	Propietario
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Zúñiga María Patricia	25.645	Francisco José Pérez	Apoderado
Total	**41.165.110**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Duque Salazar Nestor	14	Néstor Duque Salazar	Propietario
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Propietario
Scarpetta Otero Rodrigo	53	Rodrigo Scarpetta Otero	Propietario
Total	**5.665.349**		

Por lo anterior hay quórum para deliberar y decidir. También se encuentra presente el Doctor Oscar Darío Morales, Revisor Fiscal de la Corporación.

II. CONSIDERACION DEL ORDEN DEL DIA

Todos los asistentes por unanimidad aprobaron el siguiente orden del día:

1. Verificación del quórum.

2. Consideración del Orden del Día.

3. Designación de la Comisión que a nombre de la Asamblea General Ordinaria de Accionistas estudie y de su aprobación al Acta No. 055 correspondiente a la reunión de la Asamblea celebrada hoy 28 de marzo de 2003.

4. Nombramiento Defensor del Cliente.

5. Renuncia Directores Ariosto Manrique Herrera y Harold Cerón Rodríguez

6. Honorarios Junta Directiva.

7. Honorarios Revisoría Fiscal.

8. a. Informe de gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas.

   b. Lectura de los Balances de Propósito General Individuales y Consolidados al 31 de diciembre de 2002 y de los Estados de Resultados correspondientes, así como de la información suplementaria requerida por la Superintendencia de Valores.

   c. Lectura de los informes que acerca de los Balances al 31 de Diciembre de 2002 y de los Estados de Resultados rinde el Revisor Fiscal, al igual que de la información suplementaria requerida por la Superintendencia de Valores.

   d. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3o.

   e. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   f. Consideración por parte de la Asamblea de los Balances de Propósito General Individual y Consolidado al 31 de Diciembre de 2002 y sus correspondientes Estados de Resultados, así como de los informes de Gestión y del Revisor Fiscal.

9. Dividendos Acciones con Dividendo Preferencial sin Derecho a Voto

10. Proposiciones y varios.

III. DESIGNACION DE LA COMISION QUE A NOMBRE DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS ESTUDIE Y DE SU APROBACION AL ACTA No. 055 CORRESPONDIENTE A LA REUNION DE LA ASAMBLEA CELEBRADA HOY 28 DE MARZO DE 2003.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales,

RESUELVE:

Desígnase una Comisión integrada por las Doctoras Amparo Murillo Betancourt y Sonia López Solarte para que a nombre de la Asamblea General de Accionistas de la Compañía estudie el acta No. 055 correspondiente a la reunión de hoy 28 de marzo de 2003, y le den su aprobación.

Esta proposición fue aprobada por todos los Accionistas Ordinarios como por los Accionistas con Dividendo Preferencial y sin Derecho a Voto.

IV. NOMBRAMIENTO DEFENSOR DEL CLIENTE

El Presidente de la Asamblea informó que la figura del Defensor del Cliente fue creada por la Ley 795 de 2003, cuya función será la de ser vocero de los clientes o usuarios ante la respectiva institución, así como conocer y resolver las quejas de éstas relativas a la prestación de los servicios.

Como el Defensor del Cliente de las instituciones vigiladas por la Superintendencia Bancaria deberá ser independiente de los organismos de Administración de las mismas entidades y no podrá desempeñar en ellas función distinta a la prevista en la ley, la Junta Directiva recomienda a la Asamblea General de Accionistas adherirse a la Oficina para la Defensoría del Cliente Financiero, creada por la Asociación Bancaria y que hoy está en cabeza del Doctor Cesar Gómez Estrada. Dicha designación será por un período de dos años (2003-2005).

Aunque la cuota de mantenimiento que debe cancelar mensualmente la Corporación a la Oficina para Defensoría del Cliente Financiero se estima en $1.2MM mensuales, aún no está definida por cuanto es indispensable que se realicen todas las asambleas de las entidades vigiladas por la Superintendencia Bancaria para poder determinar cuántas de ellas se adherirán a esta Oficina. Dependiendo del número de adherentes se reduciría el mantenimiento a cancelar.

La Oficina para la Defensoría del Cliente Financiero se compromete a asignar todos los recursos humanos y técnicos necesarios para desarrollar cabalmente sus funciones. Los costos de estos recursos están comprendidos dentro de la cuota de mantenimiento.

La Asamblea de Accionistas por unanimidad de los Accionistas presentes en la reunión, tanto Ordinarios como con Dividendo Preferencial y sin Derecho a Voto, aprobaron la recomendación de la Junta Directiva de adherirse a la Oficina para Defensoría del Cliente por un período de dos (2) años.

Así mismo dispuso que faculta expresamente al Representante Legal para que acuerde con la *Oficina de la Defensoría del Cliente Financiero todo lo relacionado con el contrato de adhesión* y la cuota de mantenimiento, y suscriba todos los documentos que se requieran. La Corporación prestará toda la ayuda necesaria y su colaboración para que dicha Oficina cumpla cabalmente con sus funciones.

V. RENUNCIA DIRECTORES ARIOSTO MANRIQUE HERRERA Y HAROLD CERON RODRIGUEZ

El Presidente informó a la Asamblea que los Doctores Ariosto Manrique y Harold Cerón presentaron renuncia a su cargo de Directores de la Corporación, Principal y Suplente respectivamente, por lo que procedió a dar lectura de las correspondientes comunicaciones:

"Cali, Marzo 5 de 2003
AMH - 046

Doctor:
OSCAR CAMPO SAAVEDRA
Corporación Financiera del Valle S.A.
La Ciudad

Muy estimado Dr. Campo

Mis representados Central Castilla S.A. y Riopaila S.A. han enajenado la totalidad del interés social que disponían en la Corporación, por consiguiente el nuevo poseedor durante la próxima asamblea de accionistas que se realizará a finales del presente mes, elegirá su representante, en consecuencia a partir de esa fecha, no asistiré de nuevo a las sesiones de la Junta Directiva.

Deseo agradecerles muy ampliamente a todos los ejecutivos de la Corporación su amable atención que me dispensaron durante mi asistencia a las sesiones de Junta Directiva, en calidad de Miembro Principal.

Muy atentamente,

(Fdo.)
ARIOSTO MANRIQUE HERRERA"

"Santiago de Cali, 6 de Marzo de 2003

Doctor
ALEJANDRO ZACCOUR U.
Presidente
Corporación Financiera del Valle S.A.
Ciudad

Apreciado Doctor:

Como consecuencia del movimiento accionario de la Corporación Financiera del Valle S.A., realizado en el pasado mes de diciembre, le informo que renuncio como Miembro Suplente de la Junta Directiva, según la designación efectuada por la Asamblea General de Accionistas Ordinarios en su reunión del 22 de marzo de 2002, para el período comprendido entre los años 2002 a 2004.

Por su digno conducto, agradezco a los Señores Accionistas la confianza depositada en el suscrito y al equipo administrativo, y les deseo los mejores éxitos en su gestión empresarial.

Atentamente,

(Fdo.)
HAROLD CERON RODRIGUEZ
C.C. 14.432.325 de Cali

Copia: Dr. Oscar Campo Saavedra
Secretario General"

La Asamblea General de Accionistas aprobó por unanimidad de los Accionistas Ordinarios y con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión las renuncias de los Doctores Manrique y Cerón.

Acto seguido el Doctor Mario Ruíz, Representante del Banco Andino Colombia S.A.-En Liquidación, propuso a los Doctores Ignacio Argüello Andrade e Ignacio Eduardo Copete Saldarriaga para reemplazar las vacantes de los Doctores Manrique y Cerón en la Junta Directiva de la Corporación.

La Asamblea General de Accionistas aprobó por unanimidad de las 41.165.110 Acciones Ordinarias y las 5.665.349 Acciones con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión la designación del Doctor Ignacio José Argüello Andrade como Director Principal y del

Doctor Ignacio Eduardo Copete Saldarriaga como Director Suplente para lo que resta del período 2002 – 2004, en reemplazo de los Doctores Ariosto Manrique Herrera y Harold Cerón Rodríguez, respectivamente.

VI. HONORARIOS JUNTA DIRECTIVA

La Asamblea General de Accionistas por unanimidad decidió que cada uno de los Directores continúe devengando unos honorarios de $700.000 por su asistencia a cada reunión de Junta Directiva, valor que no ha sufrido incremento desde 1998.

VII. HONORARIOS REVISOR FISCAL

La Asamblea General de Accionistas por unanimidad de los Accionistas Ordinarios y de los Accionistas con Dividendo Preferencial y sin Derecho a Voto aprobó se le reconociera a la firma Deloitte Colombia Ltda., por sus funciones de Revisoría Fiscal una remuneración ordinaria anual de $127.700.000, más el correspondiente IVA, los cuales serán cancelados en 9 cuotas mensuales, 8 por valor de $14.000.000 y una última cuota de $15.700.000, contadas a partir de Abril próximo.

En los términos de la Circular 020 de 2002 se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 2.850, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración, distribuidas así:

Categoría	**Número de horas**	**Número de personas**
Socio de Auditoria	110	1
Gerente de Auditoria	235	1
Senior de Auditoria	590	1
Staff de Auditoria	980	1
Especialistas de Impuestos y Legal	250	4
Especialistas en riesgos de Tesorería y derivativos	305	4
Especialistas de Sistemas	380	4

Total	**2.850**	
	=====	

El tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de Junta Directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 60 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son Contadores Públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, y los mismos se estiman en $30.0MM anuales.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Cali, Bogotá, Medellín y Barranquilla, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad
- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Impresora
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

VIII. a. INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

El Doctor Alejandro Zaccour Urdinola dio lectura al informe que conjuntamente presentaron la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas, que dice:

"INFORME DE GESTION AÑO 2002

Durante 2002, la economía colombiana vivió una difícil coyuntura, determinada por factores de incertidumbre locales y externos, los cuales implicaron resultados muy distintos a los previstos por los analistas a principios del año. La grave situación de las finanzas públicas, unida a la crisis de algunos países de la región y a la lenta recuperación de Estados Unidos, fueron algunos de los factores que influyeron sobre el rumbo de la economía colombiana en 2002.

En materia de crecimiento, la economía experimentó un leve repunte hacia el final del año, jalonado por sectores como la agricultura, la construcción y las exportaciones no tradicionales. Sin embargo, factores como el desempleo, la débil demanda interna y la crisis regional hicieron que el crecimiento del PIB fuera sólo 1.65% en 2002, por encima del promedio de América Latina (-0.65%), pero muy inferior respecto al crecimiento histórico de la economía.

Luego de que durante el primer semestre del año la tasa de cambio mostrara una relativa estabilidad, ésta empezó a depreciarse aceleradamente a partir de junio de 2002, a la par con lo ocurrido con las monedas de otros países de la región, como Brasil y Venezuela. Así, el peso colombiano acumuló una devaluación de 25% durante el año, con lo cual el índice de tasa de cambio real (ITCR) se situó en niveles por encima de 132 al cierre de año. Esta corrección al alza en la tasa de cambio no sólo fue causada por el efecto contagio de otros países, sino por el menor flujo de capitales y por la caída en las exportaciones, que implicaron una menor oferta de divisas en el mercado.

ITCR
(1994=100)


132.17
130
125
120
115
110
105
100
95
90
85
Mar-98
Jun-98
Sep-98
Dic-98
Mar-99
Jun-99
Sep-99
Dic-99
Mar-00
Jun-00
Sep-00
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02

La incertidumbre generada por la devaluación repercutió en la crisis de los papeles de deuda pública interna (TES) que se vivió a mediados de 2002. Sin embargo, esta coyuntura coincidió con el hecho de que el nuevo gobierno hiciera un llamado de atención acerca de la delicada situación de las finanzas públicas e iniciara un programa de ajuste fiscal a través de reformas estructurales que le permitirán aumentar los ingresos y reducir los gastos. Al finalizar el año el gobierno llegó a un nuevo acuerdo con el Fondo Monetario Internacional, que le permitió obtener ayuda de los principales organismos multilaterales para financiar el déficit durante los próximos años. Estos importantes avances en materia fiscal le devolvieron la confianza a los inversionistas y le permitieron al gobierno acceder de nuevo al mercado de capitales externo a través de la colocación de 500 millones de dólares en bonos yankees en diciembre de 2002.

Otro hecho sorpresivo en materia económica, a pesar de la lenta recuperación de la demanda, fue el incremento en la inflación durante los últimos meses del año, que la situó casi 100 puntos básicos por encima de la meta oficial de 6%. El quiebre de tendencia en el nivel de precios fue causado principalmente por la devaluación y por la menor oferta de algunos alimentos, especialmente los tubérculos.

En cuanto a las tasas de interés, el Banco de la República mantuvo amplios niveles de liquidez a lo largo del año, que se reflejaron en una caída sostenida de las tasas de interés. Así, la DTF nominal pasó de 11.51% en enero a 7.7% en diciembre y, dado el comportamiento de la inflación, la DTF real alcanzó un mínimo histórico de 0.66% al cierre del año 2002. Esta reducción en las tasas de interés, unida a la moderada reactivación económica, se reflejaron en una mayor demanda por crédito durante los últimos meses del año.

Tasa de Captación DTF E.A.


DTF
12.0%
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%
01-Ene-02
29-Ene-02
26-Feb-02
26-Mar-02
23-Abr-02
21-May-02
18-Jun-02
16-Jul-02
13-Ago-02
10-Sep-02
08-Oct-02
05-Nov-02
03-Dic-02
31-Dic-02

El cambio de tendencia que mostró la economía a finales del año pasado demuestra la importancia de mantener unas tasas de interés bajas y estables, que permitan reactivar la demanda por crédito para consumo e inversión, de manera que se canalice el ahorro de la economía hacia el sector productivo. Dado que el nivel de la tasa de cambio se corrigió significativamente durante 2002 y que el ITCR se encuentra en niveles competitivos actualmente, consideramos que para reducir las posibles presiones sobre inflación y a su vez el DTF, sería conveniente utilizar políticas que tiendan a generar mayor estabilidad a la tasa de cambio.

Sistema Financiero

Al cierre del año 2002, las cifras del sistema financiero reflejaban una reactivación sostenida del sector y los principales indicadores de riesgo muestran que definitivamente se está recuperando

de la crisis sufrida en 1999, sin embargo, la rentabilidad de las entidades financieras siguen siendo bajas.



Rentabilidad Anual del Patrimonio
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
1999
2000
2001
2002



Principales indicadores del Sector Financiero
83.20%
77.50%
Dic-01
Dic-02
9.70%
8.70%
8.20%
7.90%
Calidad de Cartera
Cubrimiento
Cartera Improductiva / Bruta

Fuente: Superintendencia Bancaria

El año pasado la baja demanda por crédito impidió una reactivación significativa de la intermediación crediticia y por ende, gran parte del ahorro se canalizó hacia inversiones en renta fija. Esta situación se observó en especial durante el primer semestre de 2002, cuando las entidades concentraron sus activos en el portafolio de inversiones, primordialmente en títulos de deuda pública (TES), dado el atractivo que ofrecían por la caída sostenida en sus tasas. Durante el segundo semestre del año, el entorno regional y la preocupación por las finanzas públicas produjeron una crisis en el mercado de TES que elevó significativamente las tasas y redujo la liquidez de este tipo de papeles. Esta situación se corrigió en el último trimestre, gracias a la menor incertidumbre de países como Brasil y en especial, al programa de ajuste fiscal del gobierno, que le devolvió la confianza a los inversionistas.



Cartera por tipo de crédito
(variación anual)
15.00%
5.00%
-5.00%
-15.00%
-25.00%
-35.00%
—TOTAL CARTERA —CARTERA CONSUMO —CARTERA VIVIENDA —CARTERA COMERCIAL



Variación de las cuentas del Activo
2002 vs 2001
millones de pesos
5,091,315
2,939,145
2,369,082
-621,099
Total
Inversiones
Cartera de Créditos
Otros Activ

Fuente: Superintendencia Bancaria

Al cierre del año 2002, el saldo de la cartera neta del sistema financiero alcanzó 46.4 billones de pesos, esto es un crecimiento del 5%. Esta tendencia se explica por el repunte de la economía en el último trimestre del año y por el nivel históricamente bajo de las tasas de interés. Sin embargo, al cierre del año la cartera seguía decreciendo en términos reales, motivo por el cual el activo de las entidades financieras continuó concentrado en inversiones de renta fija. Por esta razón, a diciembre de 2002 las inversiones totales del sistema financiera aumentaron cerca de 3 billones de pesos, un incremento en términos reales del 6%.


Cartera del Sistema Financiero
(miles de millones de pesos)
50,000
49,500
49,000
48,500
48,000
47,500
47,000
46,500
46,000
45,500
45,000
49,517
Feb-01
Abr-01
Jun-01
Ago-01
Oct-01
Dic-01
Feb-02
Abr-02
Jun-02
Ago-02
Oct-02
Dic-02

Por último, desde el año pasado el gobierno ha venido diseñando cambios en la regulación del sistema financiero que le permita prevenir adecuadamente los riesgos inherentes a su actividad. Aún cuando este cambio en la regulación puede ser positivo, debe hacerse de tal manera que no frene la incipiente reactivación del sistema. Así mismo, la nueva regulación debe tener en cuenta las particularidades de las diferentes entidades, para que la homogenización no afecte la especialización al interior del sistema ni el correcto desarrollo del mercado de capitales colombiano.

RESULTADOS DEL 2002

Al cierre del 2002, los activos totales de la Corporación crecieron un 7%, al pasar de $2.083.978 millones a $2.229.338 millones, este aumento se registro principalmente en el rubro de inversiones de renta fija. Los resultados del año 2002 se vieron afectados por los cambios introducidos en la circular externa 033 del 2002 sobre el nivel de provisiones para los portafolios de inversiones, en especial de renta fija. Provisiones las cuales aumentaron vía regulación en más de un 100% por categoría, frente a la norma anterior. Esto conllevó a que para el cierre


Composición del Activo
En miles de millones
884.2
920.1
946.2
2000
2001
2002
Activo
Cartera Bruta
Renta Fija

del año se presentaran pérdidas por $16.493 millones, donde por el rubro de las provisiones anteriormente señaladas se realizaron más de $24.000 millones.

BANCA CORPORATIVA

La calidad de la cartera presenta una mejoría lo cual nos ha permitido generar valor agregado en esta actividad; hoy más del 90% de nuestra cartera es productiva y tan solo un 9% esta calificada como C, D y E. La cartera de Créditos bruta de la Corporación cerró el año 2002 en $945.355 millones, presentando un incremento del 3% frente al año anterior.

Con respecto al sector, la calidad de cartera de la Corporación (cartera vencida / cartera total) se encuentra en un 1.3% frente al promedio del sistema del 8.7% y un indicador de cubrimiento (provisiones / cartera vencida), cercano al 378% mientras el sistema lo tiene en un 83.2%

Por tipo de línea, el negocio de crédito ha enfocado la actividad en colocaciones a través de líneas de redescuento, a diciembre 2002, representan un 57% del total de la cartera, comparado con un 26% del año 1998, permitiendo tener un control de los márgenes y plazos en las operaciones.

Calidad de la Cartera



4.49%
3.62%
2.03%
2.81%
1.34%
1998
1999
2000
2001
2002

Evolución de la cartera de créditos



2002
2001
2000
0%
20%
40%
60%
80%
100%
A
B
C
D
E

El volumen de las captaciones ha incrementado un 21% con respecto al año anterior, mientras el sistema presenta un decrecimiento. Estos aumentos sostenibles en los últimos tres años son parte del manejo integral que estamos ofreciendo con nuestros productos a las necesidades del cliente aunado con un importante esfuerzo de capacitación a toda la fuerza comercial realizado a lo largo del año.

Evolución de las Captaciones



511,276
483,484
525,701
707,992
857,744
34.68%
21.15%
8.73%
2.68%
-5.44%
-6.56%
-8.64%
-8.30%
1998
1999
2000
2001
2002
Comportamiento de captaciones CFV
% Crecimiento Sector
% Crecimiento CFV

INVERSIONES

El negocio de inversiones continuó con la estrategia de crecer en el sector de infraestructura y tecnología, así como con la estrategia de vender la participación en inversiones del sector de industria y manufactura e inversiones donde no se posee una participación estratégica.

Durante el año 2002 se incrementó la participación del sector de infraestructura dentro del portafolio de inversiones de la Corporación, terminando este con una participación del 41%, y se continuo con el plan de capitalización en la compañía International Business Communities (IBC), empresa en asocio con el Grupo Carvajal dedicada a la Logística a través de la Tecnología en Internet.

De otro lado, durante el año 2002, realizamos ventas en inversiones no estratégicas como fueron los casos de Cementos Caribes S.A, Sociedad Portuaria Regional Buenaventura S.A, y Desarrollos Empresariales Caucanos S.A..

Es importante destacar el crecimiento sostenido de los dividendos de las inversiones de la Corporación de los últimos años, el cual a cierre del 2002 generaron $34.313 millones.



Comportamiento Historico de los
Dividendos de Inversiones
En millones de pesos
13,027
31,081
34,313
2000
2001
2002

TESORERIA

El 2002 fue un excelente año para el negocio de la tesorería. El portafolio de renta fija creció un 26.5% frente al año anterior y los ingresos ascendieron a $37,000 millones. Con estos resultados nos estamos consolidando como uno de los principales jugadores en el mercado de capitales de renta fija del país.

En el mercado de moneda local, pasamos a ocupar la tercera posición de creadores de mercado de deuda publica interna en el país, mientras el año anterior ocupábamos la posición número once. Adicionalmente, en el reciente mercado de TIP's con el cual se pretende darle dinamismo al sector hipotecario, fuimos uno de los mayores colocadores de las emisiones de estos títulos, al participar con el 15% de esta.

En el mercado de moneda extranjera y derivados, logramos posicionarnos como líderes en las operaciones de spot, forwards y opciones peso dólar.

BANCA DE INVERSIÓN

Durante el año 2002 la Banca de Inversión de la CFV desarrolló negocios en las áreas de asesorías, consecución de recursos y fusiones y adquisiciones que la mantienen como líder en el sector.

Dentro de los principales negocios realizados este año se destacan los siguientes:

- Desarrollo de la Estructuración Técnica, Legal y Financiera del Sistema de Transporte Integrado de Santiago de Cali. En diciembre de 2002, se firmó el convenio entre el gobierno y la ciudad de Cali que garantiza la financiación del proyecto por 345 millones de dólares.
- Asesoría financiera al IDU y Transmilenio para la estructuración de las concesiones de obra para la construcción de las troncales NQS y Avenida Suba del Sistema Transmilenio. La primera licitación para estas troncales se abrió en diciembre de 2002 con un presupuesto de 444,000 millones de pesos.
- Colocación de la emisión de bonos de Promigas E.S.P. Segundo tramo por $100,000 millones a una tasa de 7.40% sobre IPC para un plazo de 10 años. En su momento esta tasa se ubicó por debajo del costo de financiamiento de la Nación a un plazo similar.
- Estructuración y colocación del crédito sindicado de ALFAN por $20,000 millones entre cuatro bancos. Esta colocación estuvo sobre demandada en $6,000 millones, lo que demuestra el éxito de la operación.
- Asesoría para la estructuración técnica, legal y financiera del Sistema de Transporte Masivo para Pereira y Dosquebradas.
- Diagnóstico financiero y proceso de estructuración de una emisión de bonos con garantía parcial de la IFC por 180,000 millones de pesos para la Empresa de Acueducto de Barranquilla, Triple A.

- Asesoría a Proyectos de Infraestructura S. A. (PISA) en la evaluación de su participación en la licitación para la adjudicación de la concesión Briceño- Tunja- Sogamoso.
- *Asesoría a ISA en la estructuración financiera para la licitación de tres líneas de* transmisión en Bolivia (aproximadamente 600 km, 230 kv).

Así mismo, el área de Banca de Inversión continuó fortaleciendo su estrategia de asesoría a empresas colombianas en sus planes de expansión hacia otros países de la región, como Perú, Bolivia y República Dominicana, con el fin de aprovechar las oportunidades que ofrecen otros mercados para diversificar la base de los negocios. Además, se han establecido alianzas con bancos de inversión en Ecuador y Centroamérica para realizar asesorías a empresas en estos países.

Durante el año 2002, el Departamento de Investigaciones Económicas continuó posicionando su presencia tanto al interior como al exterior de la Corporación. A través de eventos como el II Foro Corfivalle, en la cual se reunieron los más importantes analistas financieros del país para discutir las proyecciones económicas, se ha mantenido la posición de Corfivalle entre los diferentes medios especializados. Así mismo, nuestros informes periódicos, dentro de los cuales se encuentran el de Estrategia Económica Semanal, el Informe Mensual de Deuda Pública y el Informe Macroeconómico Trimestral son fuente de consulta permanente entre nuestros clientes y colegas nacionales como extranjeros. El mercado ha reconocido nuestra calidad de analistas financieros en temas coyunturales como la crisis de los TES donde nuestro Índice de Deuda Pública- Corfivalle se constituyó en una de las principales herramientas de análisis.

A través del continuo mejoramiento y actualización de la página web de la Corporación, el departamento de Investigaciones Económicas ha afianzado los canales de comunicación con nuestros usuarios externos. En la actualidad, de acuerdo con *ranking* especializados, la página de internet de Corfivalle es la más visitada dentro de las fuentes de información económica y financiera en Colombia. Esta posición se ha logrado gracias a herramientas únicas como el monitor financiero, que permite hacer un seguimiento a los mercados en tiempo real, y a la publicación de diversos documentos de análisis de mercado, sectoriales y temas de coyuntura.

FILIALES FINANCIERAS

Leasing del Valle S.A. C.F.C., Durante el 2002 la compañía continuó con la dinámica de crecimiento de los años anteriores registrando al cierre del ejercicio un incremento del 39.18% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $86.588 millones en Diciembre de 2001 a $120.516 millones al terminar el 2002.

Por su parte, el indicador de cartera vencida ponderado (Leasing y Crédito) cerró en 0.82% mostrando una importante disminución frente al 2.47% arrojado al cierre del ejercicio 2001.

Es de resaltar que los bienes recibidos en pago y restituidos presentaron una disminución del 75% al pasar de $2.787 millones en Diciembre de 2001 a $698 millones al cierre de 2002, cifra esta que

representa tan solo un 0.4% del total de activos de la compañía a dicha fecha. Este comportamiento refleja, entre otros, la adecuada selección del riesgo, la calidad de los activos financiados y la gestión oportuna para la comercialización de dichos bienes.

Al cierre de 2002 las utilidades de la entidad ascendieron a $3.000 millones superiores en 36.4% a los $2.200 millones alcanzados en Diciembre de 2001. El patrimonio cerró en $25.594 millones y el indicador de solvencia en 18.39%, el doble del mínimo legal requerido.

Fiduciaria del Valle al cierre del 2002, la Fiduciaria obtuvo utilidades por $3.920 millones, un incremento del 38% frente al año anterior. Los Activos administrados en los fondos de inversión aumentaron un 81%, producto del excelente comportamiento del FCO Valor Plus, siendo el de mayor crecimiento del sector (52%)comparando Enero - Diciembre del 2002 y la calificación AAA asignada por Duff and Phelps de Colombia S.A. al Fondo Común Especial Renta Plus; lo anterior ligado al gran esfuerzo de nuestra red de comerciales y a la confianza depositada por nuestros clientes. Cabe destacar también el notable crecimiento de los Activos correspondientes a Fiducia de Administración los cuales pasaron de 833 mil millones en el 2001 a 1.3 billones en el 2002, ubicándonos como la tercera Fiduciaria en volumen de activos en este rubro. Como resultado de lo anterior los ingresos por comisiones y honorarios fueron de $7.184 millones, el cual representa un aumento del 34% frente al año anterior.

Cofivalle Finance (Bahamas) Limited registró al cierre del año 2002 una utilidad de USD 665.200, con un incremento del patrimonio del orden del 12,3% frente al período anterior y de utilidades del 326%. Es ésta la recompensa al esfuerzo que en **CFBL** hemos emprendido en el área comercial y al proceso de saneamiento y optimización de nuestra operación que adelantamos en los últimos años. La implementación de presencia física en la Mancomunidad de las Bahamas continúa brindando frutos en nuestro encargo, siendo reconocidos, ante el Banco Central que nos rige, por nuestra diligencia y buen manejo de la información. Estos resultados comprueban una vez más el nivel de compromiso y la solidez del **Grupo Corfivalle** y nos llevan a que en el año que empieza sigamos buscando satisfacer sus necesidades con productos novedosos y rentables.

PRINCIPALES MEDIDAS REGULATORIAS

a) Relación de Solvencia:

El Decreto 1720 de agosto 24 de 2001 expedido por el Ministerio de Hacienda y Crédito Público, en su *artículo 2do modificó el cálculo de la relación de solvencia* con el fin de incluir el Valor en Riesgo de Mercado (VeR) de cada entidad. La aplicación de estas medidas se realizó a partir de enero de 2002, en forma gradual, tal que los porcentajes de aplicación para este año fueron del 60%, en el 2003 serán del 80% y para el 2004 quedaran aplicadas estas medidas en un 100%.

Con la aplicación de estas medidas, el indicador de solvencia de la Corporación se afecto significativamente donde a diciembre 31 de 2001 estaba en un 14.21% y paso al final del año 2002 a 10.74%. Sin contar con el efecto de esta norma el indicador de la Corporación seria del 13.10%.

NORMA ANTERIOR
Relación de Solvencia = Patrimonio Técnico / APNR

APNR : Activos ponderados por nivel de riesgo

NORMA ACTUAL
Relación de Solvencia = Patrimonio Técnico / (APNR + (100/9)*PA*VeR)

APNR : Activos ponderados por nivel de riesgo
VeR : *Valor de la exposición por riesgo de mercado*
PA : Porcentaje de aplicación así: 2003 80% y 2004 100%.

b) Evaluación del riesgo crediticio de cartera:

Mediante la Circular Externa 011 y Carta Circular 31, de marzo 5 de 2002, expedidas por la Superintendencia Bancaria, se complementó los principios para que las instituciones financieras evalúen los riesgos crediticios, criterios que estaban establecidos en las Circulares Externas 050, y 062 de octubre 26 y diciembre 27 de 2001 respectivamente, y 001 de enero 4 de 2002. En particular, se establecieron los lineamientos generales y los plazos para desarrollar un Sistema de Administración de Riesgo Crediticio (SARC) propio de cada entidad y avanzar hacia los nuevos lineamientos que Basilea II esta proponiendo. Este sistema y su modelo resultante se esta desarrollando en la Corporación bajo el siguiente cronograma:

Fase I : Se presentó a la Superintendencia Bancaria el documento que sustentó el desarrollo del SARC el cual comprende las políticas de administración de riesgos, estructura organizacional, metodologías y procesos involucrados en la gestión de riesgos. Se identificaron los requerimientos en materia de infraestructura, recurso humano y capital idóneo para la implementación del SARC, así como los procesos de auditoría general. Esta fase culminó el 28 de junio de 2002.

Fase II : En esta fase se concluyeron los procesos de reconstrucción de información histórica y de los sistemas de información y/o programas informáticos que garantizarán una adecuada medición y administración de riesgo crediticio. La finalización se realizó el 31 de diciembre de 2002.

Fase III: A lo largo de esta fase se deberá adelantar el proceso de la calibración de las variables relevantes del modelo de calificación de clientes, el cual servirá como herramienta para determinar las pérdidas esperadas.

La norma establece que el incumplimiento de una o más fases dará lugar a un aumento, hasta del 50%, de los porcentajes de provisión establecidos en el modelo estándar definido por la *Superintendencia Bancaria.*

c) Evaluación del riesgo de inversiones:

A partir del 1 de septiembre del 2002 entro en vigencia la circular externa 033 de la Superintendencia Bancaria y de Valores, la cual reemplazó a la circular externa 070 del 28 de

septiembre de 1998. Esta circular se constituye en el nuevo marco regulatorio para la valoración de los portafolios de renta fija y renta variable de las entidades vigiladas por la Superintendencia Bancaria.

Esta circular establece que se utilizarán los parámetros en ella definida para lo referente a los portafolios de inversión, a menos que cada una de las entidades vigiladas propongan un modelo propio para la evaluación de sus portafolios.

Con base en lo anterior, la Corporación presentó a la Superintendencia Bancaria las bases y el cronograma de un modelo propio para valorar los portafolios. Este modelo en principio estaría culminado en el primer semestre del año 2003.

Teniendo en cuenta estos cambios regulatorios, la Corporación tomó la medida de fortalecer su middle office y potencializar el departamento de Riesgo, reportando este directamente a la Presidencia y bajo las siguientes subdivisiones:

Tesorería:
Encargada de la verificación del cumplimiento de políticas y límites establecidos para nuestro negocio de tesorería, además de efectuar los análisis de riesgos de liquidez, mercado y contraparte. Está también encargada del desarrollo y evaluación de metodologías de valoración y medición de riesgos.

Crédito :
Responsable del estudio de crédito de los clientes, identificación de riesgos en las operaciones y formas de minimizarlos. Realiza el proceso de seguimiento, evaluación y calificación de cartera. Responsable de la implementación del SARC y metodología de perdida esperada.

Control Financiero y Presupuesto:
Responsable de la coordinación y elaboración del presupuesto, control de gestión de la entidad y la generación de informes gerenciales para uso interno y externo de la Corporación.

TECNOLOGÍA

Con el propósito de estandarizar procesos para hacerlos más ágiles y eficientes, se empezó un proyecto para reemplazar parte del software de gestión y operación que tenían las filiales por el de la Corporación, de tal forma que hoy en día todo el grupo financiero trabaja bajo la misma plataforma de hardware y software. Esto ha ayudado a disminuir el costo de licenciamiento, desarrollo y mantenimiento de los aplicativos, así como a optimizar la utilización de los equipos de cómputo.

Así mismo, con la unificación de las plataformas de hardware, software y recursos humanos, se ha incrementado el nivel de sistematización de las filiales, automatizando varios productos o negocios que anteriormente no se encontraban automatizados.

Se ha seguido fortaleciendo la página transaccional, creando nuevas opciones como por ejemplo "Red Dorada". Se ha trabajado en la creación de la cultura de los clientes para que utilicen la página, ofreciéndole un canal único para hacer consultas y transacciones de las operaciones que tenga con cualquiera de las empresas del grupo de una forma confiable, rápida y segura.

A lo largo del año se ha trabajado en el desarrollo e implementación de controles establecidos por las entidades de control a través de varias circulares. Especialmente se debe enunciar el desarrollo del SARC para la administración del riesgo crediticio, el cual será utilizado a partir del 2003.

ADMINISTRACIÓN

La Corporación ha continuando en la búsqueda de eficiencias en su operación, mediante un control minucioso de los gastos administrativos.

El índice de eficiencia administrativa (Gastos / Activos promedios) a diciembre del 2002 se mantuvo en niveles de 1.58%, igual al periodo anterior.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

De igual manera en el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia, dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $21.276 millones y corresponden al 0.94% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al articulo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la CFV.

ESTRATEGIAS 2003

El año 2003 inicia con un ambiente de optimismo para la economía. El cambio de gobierno y el programa económico han implicado una mejora en las expectativas y en los indicadores de

confianza de consumidores y empresarios, los cuales permitirán recuperar paulatinamente la demanda y la inversión, motores fundamentales para el crecimiento. Este optimismo se ha dado de la mano con una mayor estabilidad fiscal, lograda a través de la aprobación de reformas estructurales y la reducción del gasto (parte de la cual está pendiente para ser aprobada en el referendo). En este orden de ideas, creemos que la meta fundamental del gobierno para este año será la de lograr una reactivación de la economía que jalone el empleo, sin comprometer la estabilidad macroeconómica y fiscal alcanzada durante los últimos meses. Para este fin, el Banco de la República deberá mantener las tasas de interés en niveles bajos y utilizar herramientas que permitan que el dólar se estabilice, para disminuir la presión sobre la inflación. Como lo mencionamos anteriormente, la nueva regulación del sistema financiero será esencial para permitir la reactivación de la intermediación financiera como motor fundamental del crecimiento económico.

Con los niveles de confianza generados por el gobierno y las señales del mercado del último trimestre, somos optimistas frente al crecimiento de la demanda por créditos, crecimientos que además deberían estar jalonados por las necesidades de optimización operacional que requieren las compañías para afrontar mercados más abiertos y tratados de libre comercio.

Seguiremos trabajando en el sentido de desarrollar y ofrecer productos, a través de nuestras áreas de Tesorería, Banca de Inversión e Inversiones, al mercado de capitales colombiano, que a la fecha sumados la totalidad de los fondos de inversión ascienden a más de US$ 18 billones, con importantes proyecciones de crecimiento. Donde los principales trabajos que se deberán desarrollar son mecanismos para desconcentrar a los fondos con una mayor gama de clientes y productos.

Finalmente, queremos agradecer a los Accionistas, la Junta Directiva y todo el personal de la Corporación por su continuo apoyo y dedicación que fueron decisivos para obtener las metas planteadas.

ALEJANDRO ZACCOUR URDINOLA
Presidente"

Los miembros de la Junta Directiva acogen y hacen suyo el presente informe.

Acto seguido, el Presidente presentó las operaciones realizadas entre la CFV con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio del año 2002 y cuyo detalle aparece en la nota # 30.

VIII. b. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2002 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES, ASI COMO DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.

El Presidente solicitó al Secretario dar lectura a los Balances de Propósito General Individuales y Consolidados al 31 de Diciembre de 2002 y de sus correspondientes Estados de Resultados, así como a la información suplementaria exigida por la Superintendencia de Valores:

VIII. c. LECTURA DE LOS INFORMES QUE ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2002 Y DE LOS ESTADOS DE RESULTADOS RINDE EL REVISOR FISCAL, AL IGUAL QUE DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.

El Doctor Oscar Dario Morales, Revisor Fiscal Principal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y Consolidados:

VIII. d. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3°.

En cumplimiento a los ordenamientos del Artículo 446 Numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 31 de diciembre de 2002 se realizaron las siguientes erogaciones:

(Valores expresados en miles de pesos colombianos, excepto la conformación del capital)

- Por salarios a directivos 2,918,120
- Por bonificaciones a directivos 587,624
- Por concepto de honorarios Junta Directiva devengaron en el ejercicio la suma de 123,900
- Se pagó por concepto de honorarios a Asesores Independientes la suma de 2,728,714
- Se pagó por concepto de gastos de viaje la suma de 139,756
- Las donaciones realizadas por la Corporación en el ejercicio fueron 3,205,397
- En publicidad y propaganda se gastó la suma de 869,607
- En relaciones públicas se gastó la suma de 202,322
- En transportes se gastó la suma de 668,899
- Los depósitos de la Corporación en el exterior al cierre del ejercicio eran de US$633,908.38 y en miles de pesos $1,784,382.
- Las obligaciones en moneda extranjera a esta misma fecha eran de US$101,711,733.54 y en miles de pesos $286,307,342.
- Las inversiones de la Corporación a diciembre 31 de 2002, eran las siguientes:

Sociedades anónimas y de personas	654,552,035
Entidades financieras del exterior	20,945,940
Inversiones de liquidez	404,907,552
Inversiones Obligatorias	26,225,009

- La conformación del capital de la Corporación a Diciembre 31 de 2002, era la siguiente:

Número de Acciones	Capital	Pesos
Autorizado	80,000,000	800,000,000
Por suscribir	13,975,653	139,756,530
Suscrito y pagado	66,024,347	660,243,470

- Las cuentas contingentes y cuentas de orden a diciembre 31 de 2002, ascendieron a $7,344,259 millones.

VIII. e. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria y en razón a las funciones propias del Comité, se indican a continuación las principales actividades llevadas a cabo por el Comité de Auditoría durante el año 2.002, para ser presentadas a la Asamblea de Accionistas:

- Conoció y evaluó el dictamen de los Estados Financieros de la Corporación Financiera del Valle al 31 de Diciembre de 2001 presentado por el Revisor Fiscal, así como el resultado de los Estados Financieros al cierre del mismo año.

- Confirmó el concepto del Revisor Fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.).

- Supervisó la elaboración del informe de las labores desarrolladas y evaluadas por el Comité de Auditoría durante 2001.

- Aprobó el Plan de Trabajo a desarrollar por la Contraloría y conoció el Plan de trabajo del Revisor Fiscal para el año 2002.

- Aprobó el Plan de Trabajo a desarrollar por la Contraloría para la implementación del SARC.

- Conoció de la modificación al reglamento del Comité de Auditoría, la cual fue aprobada por la Junta Directiva.

- Supervisó las funciones y actividades de auditoría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas y lo confiable de su trabajo:

  - Seguridades del Sistema y Aplicativos
  - Tesorería.
  - Banca Privada
  - Actividades de Circularización
  - Inversiones de Renta Fija
  - Inversiones de Renta Variable
  - Cartera y Garantías
  - Lavado de Activos
  - Conciliaciones Bancarias
  - Controles de Ley

- Verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció las actividades del Revisor Fiscal, evaluó la suficiencia y efectividad de sus informes sobre los diferentes temas, y verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2002.

- Conoció y evaluó los requerimientos y los informes de inspección de la Superintendencia Bancaria efectuados durante el año 2002, incluyendo los relacionados con el SARC.

- Conoció la evolución de la Evaluación y Calificación de Cartera y Provisiones de la Corporación, y las actuaciones del respectivo Comité.

- Conoció de la actualización del Código de Ética y Conducta y del Manual de políticas y Procedimientos SIPLA, así como el contenido de la Circular Externa 46 de 2002 emitida por la Superintendencia Bancaria.

VIII. f. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2002 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

Antes de someter los Estados Financieros a consideración de los Accionistas, el Presidente dio lectura al Oficio No. 2003011752-3 mediante el cual la Superintendencia Bancaria estima que se pueden someter a consideración de la Asamblea Ordinaria General de Accionistas los Estados Financieros de la Corporación.

A continuación el Doctor Zaccour puso a consideración de los Señores Accionistas el Balance General y el Estado de Resultados ya leídos y solicitó informaran si deseaban alguna aclaración adicional.

No habiéndose presentado inquietudes, el Presidente de la Asamblea Doctor Alejandro Zaccour, pregunta a los Señores Accionistas si aprueban los Estados Financieros presentados a su consideración. La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 1

La Asamblea General de Accionistas de la Corporación Financiera del Valle S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2002 y su correspondiente Estado de Resultados, así como el Informe de Gestión y del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de 39.843.890 acciones Ordinarias, ya que del total de las acciones representadas en la reunión, se abstuvo de votar la representante del Doctor Mario Scarpetta Gnecco, propietario de 653.586 acciones y de las Doctoras Consuelo Scarpetta Gnecco, propietaria de 20.650 acciones y Lilly Scarpetta Gnecco, propietaria de 646.984

acciones, quienes por ser Directores de la Financiera se abstienen de aprobar con sus propias acciones las cuentas de la Administración. Igualmente esta proposición fue aprobada por las 5.665.349 acciones con Dividendo Preferencial y sin Derecho a Voto.

IX. DIVIDENDO ACCIONES CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO

El Presidente de la Asamblea recordó a los Accionistas que cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. El dividendo mínimo preferencial para el ejercicio de 2002 es de $410.31.

Como los resultados de la Corporación correspondientes al ejercicio del año 2002 se vieron afectados principalmente por los cambios introducidos en la Circular Externa 033 de 2002 sobre el nivel de provisiones para los portafolios de inversiones, en especial de renta fija, que aumentaron vía regulación en más de un 100% por categoría, frente a la norma anterior, lo que conllevó a que el cierre del año no presentará utilidades, el dividendo correspondiente a este ejercicio se acumulará a los dividendos de los ejercicios de los años 1999 por $327.58, 2000 por $356.25 y 2001 por $383.50, para ser pagados con las utilidades del ejercicio del año 2003 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2004. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.477,64.

En relación con el dividendo del ejercicio de 1998 indicó que se pierde, de conformidad con los estatutos de la Corporación y con el Prospecto de Colocación de las Acciones con Dividendo Preferencial y sin Derecho a Voto, que contemplan que en el evento en que los titulares de estas acciones no reciban el dividendo mínimo por un período superior a cuatro años fiscales consecutivos, tendrán derecho solo a recibir un dividendo en efectivo igual a la suma acumulada dentro de los últimos cuatro años.

Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2002.

IX. PROPOSICIONES Y VARIOS

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 12:20 p.m. se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario

Informe de la Comisión nombrada para la aprobación de la presente Acta.

"Cali, 10 de Abril de 2003

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 055 correspondiente a la reunión de la Asamblea General de Accionistas de la Corporación, realizada el 28 de marzo de 2.003 en nuestra condición de delegadas para tal fin.

Atentamente,

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
SONIA LOPEZ SOLARTE

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 055

In the city of Santiago de Cali, on March **28**, 200**3**, at 10:00 a.m., the General Assembly Meeting of Common Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Cauca - Calima room of the Intercontinental Hotel de Cali, with prior notice made through an announcement on El Pais and La Republica newspapers, on February 28, 2003.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly of Non- Voting preferred Stockholders to be held on March 26, 2003 at 4:00 p.m. at the Corporación Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23, and the holders of this type of shares are kindly requested to appoint their respective Proxies and decide whether they exercise directly or through their Proxies, their corresponding voting rights at the General Assembly Meeting of Common Shareholders, under the terms of the Law and pursuant to the Regulation governing the issuance of this type of shares.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 28, 2003, at 10:00 a.m. at the Cauca- Calima room of the Intercontinental Hotel de Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders at the Corporation's Secretary's office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 28, 2003"

Furthermore, on February 22, 2002, each common shareholder was sent, the following notice, at their registered addresses:

"Cali, February 28, 2003

Doctor (a)
«F1»
«F2»
«F3»

Hereby I am confirming that the Corporation's Presidency has called a General Assembly Meeting of Common Shareholders to be held next March 28 at 10:00 a.m. at the Cauca- Calima room of the Intercontinental Hotel de Cali.

Common shareholders and Non-Voting Preferred Stock holders have been notified on this meeting to exercise their corresponding voting right pursuant to the Law and the Regulations governing the issuing of such shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 28, 2003 on El Pais and La Republica newspapers.

I shall be thankful that in case you may not personally attend the meetings, are kindly requested to designate the proxies representing you, pursuant to provisions of Article 24 of the by-laws, through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented, accompanied with an updated certificate of existence and legal representation.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

The General Balance and consolidated balance as of December 31, 2002, as well as the information required by the Commerce Code, shall be available to the Shareholders at the Corporation's Secretary's office located at piso 29 of Edificio Corporacion Financiera del Valle, Cali.

Sincerely,

OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 41.165.110 common shares out of the subscribed and paid 56.725.353 shares of Corporacion Financiera del Valle, and 5.665.349 Non-Voting Preferred Dividend Stocks out of 9.298.994 shares in which the Corporation's capital is divided for this kind of shares, accounting for 72.57% and 60.92% respectively, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Amalfi S.A.	4.880.142	Sonia López Solarte	Apoderada
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruiz	Apoderado
Banco de Bogotá	6.090.774	Nubia Montes de Occa de Tobón	Apoderada
Banco del Pacífico En Liquidación	446.771	Alvaro Jiménez Fernández	Apoderado
Banco de Occidente	1.581.853	Gustavo Castillo	Apoderado
Banco Popular	4.727.523	José María Domínguez Velásco	Apoderado
Cementos del Valle S.A.	1.828.601	Tania Benítez	Apoderada
Compañía Mundial de Seguros S.A.	2.842	Juan Fernando Materón	Apoderado
Corporación Financiera del Norte-En Liquidación	86.263	Yunell Gutiérrez Varón	Apoderado
Dann Compañía de Inversiones S.A.	14.364	María del Rosario Gómez	Apoderada
Duque Salazar Nestor	121	Néstor Duque Salazar	Propietario
Factoring de los Andes S.A.	22.170	Cecilia Garzón Castrillón	Apoderada
Federación Nacional de Cafeteros de Colombia-Recursos Propios	2.747.251	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Comité Departamental de Cafeteros del Valle	2.148.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Fondo de Cesantías Porvenir	1.000.000	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	653.541	Cecilia Garzón Castrillón	Apoderada
Fondo de Pensiones Voluntarias Porvenir	500.000	Cecilia Garzón Castrillón	Apoderada
Industrias de Envases S.A.	871.015	Vicente Borrero Calero	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Ingenio Providencia S.A.	3.208.688	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	32.471	Vicente Borrero Calero	Apoderado
Instituto de Fomento Industrial IFI	1.811.539	Ana María Góngora	Apoderada
Inversiones y Promociones S.A.-En Liquidación	3.574	Miryam Caicedo Rosas	Apoderada
Londoño Gálvis Alfredo	5	Alfredo Londoño Gálvis	Propietario
Maier Kromer Edmund Ludwig	59.343	Francisco José Pérez	Apoderado
Manuelita S.A.	6.634	Martha Isabel Terreros	Apoderada
Price Waterhouse	12.643	Martha Cecilia Díaz	Apoderada
Promotora Interamericana de Inversiones Ltda.-Proinve Ltda.	91.755	Miryam Caicedo Rosas	Apoderada
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	Apoderada
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Apoderada
Scarpetta de Piedrahíta Gloria	646.822	Sonia López Solarte	Apoderada
Scarpetta Gnecco Mario	653.586	Sonia López Solarte	Apoderada
Ulloa Perez Blanca Macarena	7.726	Nelson Ospina	Apoderado
Universidad Católica de Manizales	337.844	Hna. Carmen Ligia Ciro	Apoderada
Valencia Jorge Alberto	2.221	Jorge Alberto Valencia	Propietario
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Zúñiga María Patricia	25.645	Francisco José Pérez	Apoderado
Total	**41.165.110**		

Non-Voting Preferred Dividend Shareholders

Shareholder	No. of Shares	Proxy	Acting As
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Cecilia Garzón Castrillón	Apoderada
Duque Salazar Nestor	14	Néstor Duque Salazar	Propietario
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Cecilia Garzón Castrillón	Apoderada
Londoño Gálvis Alfredo	19.202	Alfredo Londoño Gálvis	Propietario
Scarpetta Otero Rodrigo	53	Rodrigo Scarpetta Otero	Propietario
Total	**5.665.349**		

Therefore, there is quorum to deliberate and make decisions. The meeting is also attended by Mr. Oscar Dario Morales, the Corporation's Statutory Auditor.

II. CONSIDERACION DEL ORDEN DEL DIA

The attendants unanimously approved the following order of the day:

1. Quorum verification
2. Order of the Day
3. Appointment of a Commision to study and approve Minute No. 055 on behalf of the General Assembly Meeting of Common Shareholders held today March 28, 2003.
4. Appointment of The Customer's Defense.
5. Renunciation Of The Directors Ariosto Manrique Herrera And Harold Ceron Rodriguez
6. Board of Director's Fee
7. Statutory Auditor's Fee.

8. a. Report from the Board of Directors and the President to the General Assembly Meeting of Common Shareholders.
   b. Reading of the Individual and Consolidated General Purpose Balances as of December 31, 2002 and the matching Financial Statements, as well as any complementary information required by the Superintendencia de Valores.
   c. Reading of reports about the Balances as of December 31, 2002 and the Statements of Results submitted by the Statutory Auditor, as well as any additional information required by the Superintendencia de valores.
   d. Reading of annex containing the information required by Article 446 of the Commerce Code on its paragraph 3.
   e. Reading of information required by Circular letter No. 007, 1996 by the Bank Superintendency.
   f. Consideration by the Assembly of the individual and consolidated general purpose Balances as of December 31, 2002 and the matching Statements of Results.
9. Dividend on Non-voting Preferred Dividend Shares.
10. Proposals and Miscellaneous.

III. APPOINTMENT OF A COMMISSION TO STUDY AND APPROVE MINUTE No. 055 ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS HELD ON MARCH 28, 2003.

PROPOSAL No. 1

The General Assembly Meeting of Common Shareholders of Corporacion Financiera del Valle S.A. with the faculties conferred by Article 34 of the By-laws,

RESOLVES:

To appoint a Commission made up by Mrs. Amparo Murillo Betancourt and Mrs. Sonia Lopez Solarte to study and approve Minute No. 055 from the March 28, 2003 Shareholders' General Assembly Meeting of the Company.

This proposal was approved by both the Common Shareholders and the Non-Voting Preferred Dividend Shareholders.

IV. APPOINTMENT OF THE CUSTOMER'S DEFENSE

The Assembly's President said that the customer's Defense entity had been created by Law 795, 2003, and will act as the spokesman of customers and users before the respective institution, and to know and solve claims related to the service provided.

As the Customer's Defense of institutions subject to the Bank Sunperintendency observance shall act independently from the Management of such entities and may not perform any function other than the one provided by the law, the Board of Directors recommends the Shareholders' General Assembly Meeting to adhere to the Financial Customer Defensor Office created by the Bank Association, headed presently by Mr. Cesar Gomez Estrada. Such appointment will be in force for two years (2003-2005).

Although the maintenance fee to be paid on a monthly basis by the Corporation to the Financial Customer Defense Office is Col.Ps 1.2MM montly, no definition has been made as yet as to the amount of entities subject to the observance of the Bank Superintedency to adhered to the mentioned Office in order to determine the final maintenance fee to be paid.

Both the Non-Voting Preferred Dividend stockholders and the Common shareholders unanimously approved the recommendation of the Board of Directors to adhere to the Customer"s Defense Office for a two (2) year period.

The Legal Representative is empowered to agree with the Financial Customers Defense Office all the issues related to the Adhesion agreement and the maintenance fee, and to subscribe all the required documents. The Corporation will provide all the necessary assistance and cooperation to the said Office.

V. RENUNCIATION OF THE DIRECTORS ARIOSTO MANRIQUE HERRERA AND HAROLD CERON RODRIGUEZ

The Prresident reported that the Directors Ariosto Manrique and Harold Cerón renounced to their posistions as Directors of the Corporation, Pricipal and Deputy, respectively, and proceeded to read the following communications:

"Cali, May 5, 2003
AMH – 046

Mr
Oscar Campo Saavedra
Corporacion Financiera del Valle S.A.
City

Dear Mr. Campo

The parties I represent Central Castilla S.A. and Riopaila S.A. have sold all the interest they had in the Corporation; therefore, the new owner shall elect its representative on the next shareholders' assembly to be held by the end of this month; therefore, from that date I shall stop from attending the Board of Diretors meetings.

I wish to express my gratitude to all the executives of the Corporation for their kindness while I attended the Board of Directors meetings as Principal Member.

Sincerely,

Ariosto Manrique Herrera"

"Santiago de Cali, March 6, 2003

Mr.
Alejandro Zaccour U.
President
Corporación Financiera del Valle S.A.
City

Dear Sir:

As a result of the movement of shares of Corporacion Fiannciera del Valle S.A. that took place last December, I am expressing my renunciation as Deputy Member of the Board of Directors, pursuant to an appointment made by the Common Shareholders General Assembly Meeting in its 22nd of March 2002 meeting, for a two year period 2002 – 2004.

I wish to express my gratitude to the Shareholders as well as the management team for trusting my performance, I wish them much luck and success in their future business activity.

Sincerely,

Harold Cerón Rodríguez
C.C. 14.432.325 of Cali"

Copy: Mr. Oscar Campo Saavedra
General Secretary"

Both the Non-Voting Preferred Diviend Stockholders and the Common Stockholders unaninmously approved the renunciation of Mr Manrique and Mr. Ceron.

Following, Mr Mario Ruiz, Representative of Banco Andino Colombia S.A.-under winding up process, proposed the names of Mr. Ignacio Argüello Andrade and Ignacio Eduardo Copete Saldarriaga to substitute the vacant seats of Mr. Manrique and Ceron in the Corporation's Board of Directors.

The appointment of Mr. Ignacio Jose Arguello Andrade as Principal Director and Mr. Ignacio Eduardo Copete Saldarriaga as Deputy was accepted by the General Assembly Meeting with the unanimous approval of 41.165.110 Common shares and 5.665.349 Non-Voting Preferred Dividend Stocks attending the meeting for the reminder of the 2002 – 2004 period, substituting Mr. Ariosto Manrique Herrera and Harold Ceron Rodriguez, respectively.

VI. BOARD OF DIRECTOR'S FEE

The Shareholders' General Assembly unanimously decided that each Director should continue receiving Col.Ps 700,000 for attending each Board of Director's Meeting; such amount has not changed since 1998.

VII. STATUTORY AUDITOR'S FEE

Both the Common Shareholders and Non-Voting Preferred Dividend Stockholders accepted to assign Deloitte Colombia Ltda., Statutory Auditor, an annual common fee of Col.PS 127,700,000, plus the corresponding IVA, which shall be paid in 9 monthly allotments, 8 for Col.Ps 14,000,000 and the last for Col.Ps 15,700,000, starting next April.

Under the terms of Circular letter 020 de 2002 the following breakdown is submitted:

The number of estimated hours is 2,850, which include the participation in the Audit Committees and the Board of Directors meetings that will be attended when deemed convenient or when invited by the Directors and/or the Management, distributed as follows:

Category	Number of hours	Number of people
Audit's Partner	110	1
Audit's Manager	235	1
Audit Senior	590	1
Audit Staff Staff de Auditoria	980	1
Tax and Legal Specialists	250	4
Treasury risk and derivative	305	4
Computer speicalists	380	4

Total	**2.850**	
	=====	

The time assigned to the Audit Partner and Manager include their participation in Board of Directors meetings and committes where the Statutory Auditor's attendance is required; such time is 60 hours.

Some of the people assigned to this project in the Audit area are Public Accountants who will be supported by experts in other disciplines such as lawyers, computer engineers, and economists; they will count on the counciltof other partners of the Firm or world-class experts, as necessary.

All the expenses incurred by the Statutory Auditor in performing his functions, related to travel expenses, transporration, stationery, work tools, mail, fax, telephone, telex, and others, will be assumed by the Corporation, and are estimated in Col.Ps 30.0MM.

For the use of the Staturory Audit activity, the Corporation will have available in its Cali, Bogota, Medellin and Barranquilla main offices work stations provided with the following elements:

- Work stations: One per city
- Kitchenette (*)
- Toilets (*)
- Desks

- Computer
- Printer
- Telephone
- Adding machine - Calculator
- E-mail
- Fax (*)
- Photocopier (*) and other necessary tools to carry out the work.

(*) These items are shared withe the Corporation's officials working in each office.

None of the officials of the Corporation shall be available to work under the direction of the Statutory Auditor.

VIII. a. REPORT FROM THE BOARD OF DIRECTORS AND THE PRESIDENT TO THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS.

...

ALEJANDRO ZACCOUR URDINOLA
President"

"The members of the Board of Directors approve this report.

Following, the President presented the operations carried out by CFV and its affiliates, which are included in the 2001 balance and financial statements, and are detailed on note # 30.

VIII.b. READING OF THE INDIVIDUAL CONSOLIDATED GENERAL PURPOSE BALANCE AS OF DECEMBER 31, 2002 AND THE STATEMENTS OF RESULTS, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY CIRCULAR LETTERS 007 DATED JUNE 28, 1983 AND 003 DATED FEBRUARY 8, 1984 FROM SUPERINTENDENCIA DE VALORES.

The President asked the Secretary to read the Individual and Consolidated General Purpose Balances as of December 31, 2002 and the matching Statements of Results, as well as the complementary information required by the Superintendencia de Valores:

VIII.c. READING OF REPORTS ABOUT THE BALANCE AS OF DECEMBER 31, 2002 AND THE STATEMENTS OF RESULTS SUBMITTED BY THE STATUTORY AUDITOR, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY SUPERINTENDENCIA DE VALORES.

Mr. Oscar Dario Morales, CFV's Main Statutory Auditor read the reports submitted by the Statutory Auditor of the CFV's consolidated Financial Statements:

VIII.d. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

In conformance with provisions of Article 446 Paragraph 3 of the Commerce Code, the Corporation's Board of Directors and the President advise the shareholders that during the year ending on December 31, 2002, the following expenditures were made:

(The values are given in thousands of Colombian pesos, except capital conformation)

➢ Salaries to directors	2,918,120
➢ Bonuses to directors	587,624
➢ Fees to the Board of Directors	123,900
➢ Fees to Independent Consultors	2,728,714
➢ Travel expenses	139,756
➢ Donations made by the Corporation	3,205,397
➢ Advertising and publicity	869,607
➢ Public relationships	202,322
➢ Transportation	668,899

- Deposits of the CFV abroad by the end of the fiscal year amounted to US$633,908.38 and Col.Ps $1,784,382.
- Foreign currency liabilities by the end of the fiscal year amounted to US$101,711,733.54 and Col.Ps $286,307,342.
- The CFV's investments as of December 31, 2001 were the following:

Corporations and partnerships	654,552,035
Foreign financial entities	20,945,940
Liquid asset investments	404,907,552
Obligatory investments	26,225,009

➢ The Corporation's net worth as of December 31, 2002 was made up as follows:

Number of Shares	Net Worth	Colombian Pesos
Authorized	80,000,000	800,000,000
To be subscribed	13,975,653	139,756,530
Subscribed and paid	66,024,347	660,243,470

➢ Contingent and memorandum accounts as of December 31, 2001 amounted to Col.Ps $7,344,259 million.

VIII. e. READING OF INFORMATION REQUIRED BY CIRCULAR LETTER NO. 007, 1996 BY THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007, 1996 issued by the Bank Superintendency, following is the report containing the main activities carried out by the Board's Audit Committee during 2002, which will be submitted in the next Shareholders' General Assembly Meeting:

- Knew and evaluated the CFV's financial statements as of December 31, 2001 submitted by the Statutory Auditors. Also knew the draft of the Financial Statements at closing of the same year.

- Confirmed the opinion of the Statutory Auditor with respect to the adecuacy and appropriateness of the entity's internal control measures to be submitted to the Shareholders' General Assembly (Article 209 of the Commerce Code).

- Supervised the report on activities carried out by the Audit Committee during 2001.

- Approved the work Plan to be developed by the Comptrollership and knew the work Plan of the Audit during 2002.

- Approved the Work Plan to be developed by the Comptrollership for SARC implementation.

- Became aware of the modification to the regualtion of the Audit's Committee, which was approved by the Board of Directors.

- Supervised the audit functions and activities and evaluated the adequacy and effectiveness of internal control reports in the following topics and the reliability of the work:

- System safety devices
- Treasury
- Private Bank
- Circularization activities
- Renta Fija Investments
- Receivables and Guaranties
- Equity securities investments
- Asset laundry
- Bank reconciliations
- Law Controls

- Verified the measures taken by the management related to stated topics derived from the suggestions and recommendations.

- Became aware of the Statutory Auditor's activities, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management related to the suggestions and recommendations referring to the subjects exposed.

- Knew and evaluated the Compliance Official's report made during year 2002.

- Became aware and evaluated the requirements and inspection reports issued by the Bank Superintendency carried out during 2002, including the ones related to SARC.

- Became aware of the evolution of the Corporation's Provisions and Allowance Evaluation and Rating, and the performance of the respective Committee.

- Became aware on the Ethics and Behavior Code updating and the SIPLA Policies and Procedures Manual, as well as on the content of External Circular Letter 46, 2002 issued by the Bank Superintendency.

VIII. f. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2002 AND THE MATCHING STATEMENTS OF RESULTS.

Before submitting the Financial Statements to the consideration of the Shareholders, the President read Official Letter No. 2003011752-3 by which the Bank Superintendency estimates that the Corporation's Financial Statements can be submitted to the consideration of the Shareholders Common General Assembly.

Following, Mr Zaccour submitted to the consideration of the Shareholders the General Balance and the Profit and Loss Statement already read, and asked whether some additional clarification was required..

As there were no further inquiries, the Assembly's President, Mr. Alejandro Zaccour, asks the Shareholders wether they approve the Financial Statements submitted to their consideration. Then the Assembly approved the following proposal:

PROPOSITION No. 1

The CFV's General Assembly Meeting,

RESOLVES

To approve the Individual and Consolidated General Purpose Balance Sheet as of December 31, 2002 and its matching Statement of Results, as well as the Management and Statutory Auditor's report.

The previous proposition was approved with the favorable vote of 39.843.890 shares, as from the total shares represented in the meeting, Mr. Mario Scarpetta Gnecco, owner of 653,586 shares and the proxys of Mrs. Consuelo Scarpetta Gnecco, owner of 20,650 shares and Lilly Scarpetta Gnecco, owner 649,984 shares, absteined from approving the Management accounts with their own shares as they are Directors of the entity and for the 5.665.349 Non Voting Preferred Dividend stocks.

IX. DIVIDEND OF NON-VOTING PREFERRED DIVIDEND SHARES

The Assembly President reminded the Assembly's President that each Non-Voting Preferred Dividend Stock will give the right to its holder to receive a minimum preferred annual dividend equal to 2% of the subscription price in pesos of each share (Col.Ps 5,000); and such subscription took place in 1993.

Since the 1993 fiscal year such dividend will be adjusted on an annual basis at 100% of the consumer price index variation, as annually certified by the Colombian competent authority, for the relevant year. The readjustment will produce some effects in calculating the dividend of the relevant fiscal year where the referred index is certified. The minimum preferred divided for the 2002 fiscal year is Col.Ps.410.31.

As the Corporation's results of the 2002 fiscal year were mainly affected by the changes introduced on External Circular Letter 033, 2002 on the investment portfolio allowance , particularly fixed income, which was increased by a regulation by more than 100% per category, with respect to the previous regulation, which resulted in no profits by year end, the dividend of such fiscal year will be accumulated to the dividends of 1999 by Col.Ps.327.58, 2000 by Col.Ps.356.25 and 2001 by Col.Ps.383.50, to be paid with the profits of the 2003 fiscal year to the holders listed on the Corporation"s shareholders' book on the payment dates determined by the Shareholders' Assembly to be carried out in 2004. Such payment will superseed any other dividend to the order of the common shareholders.

The accumulated dividend per share amounts to Col.Ps.1.477,64.

With respect to the 1998 dividend, the President said that it is lost, pursuant to the Corporation's bylaws and the Non-Voting Preferred Dividend Share Placement Prospectus, which contemplates that in case the holders of such shares fail to receive a minimum dividend for more than four fiscal years in a row, they will be rightful to only receive a dividend in cash equal to the amount accumulated during the last four years.

The common shares will not have right to any dividend on the 2002 fiscal year

X. **PROPOSALS AND MISCELLANEOUS**

As there was no other subject to be treated at this point, at 12:20 p.m. the session was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the appointed Commission for the approval of this Minute.

"Cali, April 10, 2003.

Mrs.
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 055 from the Shareholders' General Assembly Meeting of the Corporation held on March 28, 2003.

Sincerely,

AMPARO MURILLO BETANCOURT

SONIA LOPEZ SOLARTE"

FILE No. 823437

03 JUN 27 AM 7:21

Cali, April 24, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia: 002-011 - Corporación Financiera del Valle S.A.
330 - Correspondencia Informativa
05 - Solicitud / Presentación
Con anexos

I am hereby advising that we have registered on the Non voting Preferred Dividend Shareholders book of the Corporación the transfer for a bargain and sale of 3.373 shares in favor of Mr. Luis Carlos Salom Zaidan.

The above stocks belonged to the Mr. Santiago Alberto Sanchez Lubo.

The previous register was carried out taking into account the transfer letters and the titles.

I am accompanying this letter with annexed Circular letter No. 7 of the 1998 duly completed.

Sincerely,

Harold Abadia Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20034-1740
Fecha : 28/04/2003 16:01
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 Ic 118524

Cali, 24 de abril de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 3.373 acciones de la Corporación, a favor del señor Luis Carlos Salom Zaidan.

Las acciones eran de propiedad del señor Santiago Alberto Sánchez Lubo.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadia Campo
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 3.373 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.04% Preferenciales 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO: ($ 3.373.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Santiago Alberto Sánchez Lubo	16.798.036	3.373	0,04	0	0,00	Luis Carlos Salom Zaidan	16.784.872	27.261	0,29	30.634	0,33

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 16.138.669 DE BOGOTA

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, April 30, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	05	-	Solicitud / Presentación
			Con anexos

I am hereby advising that we have registered on the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer for a bargain and sale of 84.988 shares of the Corporación in favor of Mr. Francisco José Pérez Pérez.

The above stocks belonged to the:

Edmun Ludwig Maier Kromer	59.343
María Patricia Zúñiga	25.645

	84.988

The previous register was carried out taking into account the transfer letters and the titles.

I am accompanying this letter with annexed Circular letter No. 7 of the 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20035-161
Fecha 05/05/2003 15 20
Trámite 202 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD / PRESENTACION
Dependencia 210 Anexos 1 IN 118962

Cali, 30 de abril de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Compraventa por 84.988 acciones de la Corporación, a favor del señor Francisco José Pérez Pérez.

Las acciones eran de propiedad de las siguientes personas:

Edmun Ludwig Maier Kromer	59.343
María Patricia Zuñiga	25.645
	84.988

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 59.343 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.10% Ordinarias 0.09% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 130,oo)

MONTO TOTAL TRASPASO:($ 7.714.590,oo)

ENAJENANTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Edmun Ludwig Maier Kromer	169.527	59.343	0,10	0	0,00

ADQUIRIENTE (S)

NOMBRE	(C.C., NIT)	acciones antes del traspaso #	acciones antes del traspaso %	acciones despues del traspaso #	acciones despues del traspaso %
Francisco José Pérez Pérez	94.469.716	0	0,00	59.343	0,10

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

FILE No. 82343

Cali, April 30, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Referencia:	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Correspondencia Informativa
	05	-	Solicitud / Presentación Con anexos

I am hereby advising that we have registered on the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer of 33.928 shares as a fusion given to the Bavaria S.A.

The above stocks belonged to the:

Malterías de Colombia S.A.	16.964
Cervecería Aguila	16.964

	33.928

The previous record was accomplished taking into account the shareholders's communication letter, copy of public deed of fusion, resolution from Superintendencia de Valores, certificate of existence and representation legal issued by the Chamber of Commerce of Bogotá and the titles.

I am accompanying this letter with annexed Circular letter No. 7 of the 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20035-162
Fecha 05/05/2003 15:21
Trámite 207 REPORTE DE ENAJENACION D
Actividad 1 SOLICITUD/PRESENTACION
Dependencia 210 Anexos 1 jq 119963

Cali, 30 de abril de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Fusión por 33.928 acciones de la Corporación, a favor Bavaria S.A.

Las acciones eran de propiedad de las siguientes sociedades:

Malterias de Colombia S.A.	16.964
Cervecería Aguila S.A.	16.964
	33.928

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia de la escritura pública de fusión, resolución de autorización emitida por la Superintendencia de Valores, resolución de autorización emitida por la Superintendencia de Sociedades, certificado de existencia y representación legal expedido por la Cámara de Comercio de Bogotá y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 25.645 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Ordinarias 0.04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 300,oo)

MONTO TOTAL TRASPASO:($ 7.693.500,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Maria Patricia Zuñiga	31.835.981	25.645	0,05	0	0,00	Francisco Jose Pérez Pérez	94.469.716	59.343	0,10	84.988	0,15

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): comunicación del accionista; titulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO

OBSERVACIONES

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.541,73)

MONTO TOTAL TRASPASO:($ 29.153.967,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Cerveceria Aguila S.A.	890.101.878-2	16.964	0,03	0	0,00	Bavaria S.A.	860.005.224-6	33.928	0,06	50.892	.09

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Fusión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia de la escritura publica
- resolución de autorización emitida por la Superintendencia de Valores
- resolución de autorización emitida por la Superintendencia de Sociedades
- certificado de la Cámara de Comercio de Bogotá
- titulo

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($ BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($ FECHA

RADICACION Y FECHA DE VENCIMIENTO

OBSERVACIONES

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

[illegible]

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 16.964 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.03% Ordinarias 0.03% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.556,07)

MONTO TOTAL TRASPASO: ($ 26.397.197,oo)

ENAJENANTE(S)						ADQUIRIENTE(S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones despues del traspaso	
		#	%	#	%			#	%	#	%
Malterias de Colombia S.A.	860.003.010-8	16.964	0,03	0	0,00	Bavaria S.A.	860.005.224-6	16.964	0,03	33.928	0,06

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Fusión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- comunicación del accionista
- copia de la escritura pública
- resolución de autorización emitida por la Superintendencia de Valores
- resolución de autorización emitida por la Superintendencia de Sociedades
- certificado de la Cámara de Comercio de Bogotá
- título

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG

C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

[illegible]



2002
INFORME ANUAL


WWW.CORFIVALLE.COM

CREAMOS FUTURO
EN UNIÓN CON USTED


CORPORACION
FINANCIERA DEL VALLE

Perfil Corporativo

La Corporación Financiera del Valle fue fundada en Santiago de Cali en el año 1961. Brinda una gama de servicios de banca corporativa e inversión y dentro de su objeto social posee y administra un portafolio de inversión en diversas acciones de empresas listadas y no listadas en la Bolsa.

A través de subsidiarias y filiales financieras, la Corporación Financiera del Valle proporciona corretaje, leasing, captación y financiación en el exterior y servicios fiduciarios. Con activos totales por $2.229,3 millones de pesos colombianos, la Corporación Financiera del Valle fue la primera compañía en Colombia en colocar ADRs en los mercados internacionales.

Indice

Líder del proyecto: Angela Vallejo - Diseño: Mc Cann Erickson
Diagramación: Martín Alba Publicidad - Impresión: Feriva
ISSN en trámite

Perfil Corporativo

La Corporación Financiera del Valle fue fundada en Santiago de Cali en el año 1961. Brinda una gama de servicios de banca corporativa e inversión y dentro de su objeto social posee y administra un portafolio de inversión en diversas acciones de empresas listadas y no listadas en la Bolsa.

A través de subsidiarias y filiales financieras, la Corporación Financiera del Valle proporciona corretaje, leasing, captación y financiación en el exterior y servicios fiduciarios. Con activos totales por $2.229,3 millones de pesos colombianos, la Corporación Financiera del Valle fue la primera compañía en Colombia en colocar ADRs en los mercados internacionales.

Indice

Líder del proyecto: Angela Vallejo - Diseño: Mc Cann Erickson
Diagramación: Martín Alba Publicidad - Impresión: Feriva
ISSN en trámite

Resumen Informativo

	2002	2001	2000
Ingresos Operacionales	240.929	229.505	214.995
Gastos Operacionales	(178.005)	(182.965)	(163.585)
Gastos Generales	(37.259)	(32.031)	(32.672)
Provisiones Netas	(23.396)	(29.553)	(52.912)
Utilidad Utilidad o Pérdida Neta	(16.493)	(21.956)	(31.748)

Balance General			
Cartera Neta	897.551	862.536	881.630
Portafolio de Inversiones Neto	995.855	883.889	506.027
Activos	2.229.338	2.083.978	1.870.945
Pasivos	1.859.389	1.692.340	1.464.564
Patrimonio	369.949	391.638	406.381

En millones de pesos colombianos

INFORME DE LA COMPAÑÍA



CREAMOS FUTURO
EN UNIÓN CON USTED

WWW.CORFIVALLE.COM

"Para el presente año esperamos que los buenos resultados que se prevén en el sector de la construcción y la tendencia de reducción de las tasas de interés le abran campo a una leve recuperación de la demanda interna."

Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Abril-Junio 2002

INFORME DE GESTION 2002

Durante 2002, la economía colombiana vivió una difícil coyuntura, determinada por factores de incertidumbre locales y externos, los cuales implicaron resultados muy distintos a los previstos por los analistas a principios del año. La grave situación de las finanzas públicas, unida a la crisis de algunos países de la región y a la lenta recuperación de Estados Unidos, fueron algunos de los factores que influyeron sobre el rumbo de la economía colombiana en 2002.

En materia de crecimiento, la economía experimentó un leve repunte hacia el final del año, jalonado por sectores como la agricultura, la construcción y las exportaciones no tradicionales. Sin embargo, factores como el desempleo, la débil demanda interna y la crisis regional hicieron que el crecimiento del PIB fuera sólo 1.65% en 2002, por encima del promedio de América Latina (-0.65%), pero muy inferior respecto al crecimiento histórico de la economía.

Luego de que durante el primer semestre del año la tasa de cambio mostrara una relativa estabilidad, ésta empezó a depreciarse aceleradamente a partir de junio de 2002, a la par con lo ocurrido con las monedas de otros países de la región, como Brasil y Venezuela. Así, el peso colombiano acumuló una devaluación de 25% durante el año, con lo cual el índice de tasa de cambio real (ITCR) se situó en niveles por encima de 132 al cierre de año. Esta corrección al alza en la tasa de cambio no sólo fue causada por el efecto contagio de otros países, sino por el menor flujo de capitales y por la caída en las exportaciones, que implicaron una menor oferta de divisas en el mercado.

ITCR
(1994=100)


132.17
130
125
120
115
110
105
100
95
90
85
Mar-98
Jun-98
Sep-98
Dic-98
Mar-99
Jun-99
Sep-99
Dic-99
Mar-00
Jun-00
Sep-00
Dic-00
Mar-01
Jun-01
Sep-01
Dic-01
Mar-02
Jun-02
Sep-02
Dic-02

"...en la medida en que los factores fundamentales de la economía siguen apuntando a una mayor devaluación de la tasa de cambio en el mediano plazo, creemos que tarde o temprano a lo largo de 2002 observaremos una importante depreciación del peso, que corregirá la revaluación de los últimos meses"

Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Abril-Junio 2002

"Aunque las condiciones de liquidez del mercado para los próximos meses pueden favorecer mayores caídas en las tasas de negociación (aumento en los precios) de los TES, la sensibilidad de este mercado a los eventos de orden público y el probable deterioro de la situación fiscal del Gobierno Nacional se convierten en posibles frenos a esta tendencia"

Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Abril-Junio 2002

La incertidumbre generada por la devaluación repercutió en la crisis de los papeles de deuda pública interna (TES) que se vivió a mediados de 2002. Sin embargo, esta coyuntura coincidió con el hecho de que el nuevo Gobierno hiciera un llamado de atención acerca de la delicada situación de las finanzas públicas e iniciara un programa de ajuste fiscal a través de reformas estructurales que le permitirán aumentar los ingresos y reducir los gastos. Al finalizar el año el Gobierno llegó a un nuevo acuerdo con el Fondo Monetario Internacional, que le permitió obtener ayuda de los principales organismos multilaterales para financiar el déficit durante los próximos años. Estos importantes avances en materia fiscal les devolvieron la confianza a los inversionistas y le permitieron al Gobierno acceder de nuevo al mercado de capitales externo a través de la colocación de 500 millones de dólares en bonos yankees en diciembre de 2002.

Otro hecho sorpresivo en materia económica, a pesar de la lenta recuperación de la demanda, fue el incremento en la inflación durante los últimos meses del año, que la situó casi 100 puntos básicos por encima de la meta oficial de 6%. El quiebre de tendencia en el nivel de precios fue causado principalmente por la devaluación y por la menor oferta de algunos alimentos, especialmente los tubérculos.

En cuanto a las tasas de interés, el Banco de la República mantuvo amplios niveles de liquidez a lo largo del año, que se reflejaron en una caída sostenida de las tasas de interés. Así, la DTF nominal pasó de 11.51% en enero a 7.7% en diciembre y, dado el comportamiento de la inflación, la DTF real alcanzó un mínimo histórico de 0.66% al cierre del año 2002. Esta reducción en las tasas de interés, unida a

la moderada reactivación económica, se reflejó en una mayor demanda por crédito durante los últimos meses del año.

Tasa de Captación DTF E.A.



12.0%
11.5%
11.0%
10.5%
10.0%
9.5%
9.0%
8.5%
8.0%
7.5%
DTF
01-Ene-02
29-Ene-02
26-Feb-02
26-Mar-02
23-Abr-02
21-May-02
18-Jun-02
16-Jul-02
13-Ago-02
10-Sep-02
08-Oct-02
05-Nov-02
03-Dic-02
31-Dic-02

El cambio de tendencia que mostró la economía a finales del año pasado demuestra la importancia de mantener unas tasas de interés bajas y estables, que permitan reactivar la demanda por crédito para consumo e inversión, de manera que se canalice el ahorro de la economía hacia el sector productivo. Dado que el nivel de la tasa de cambio se corrigió significativamente durante 2002 y que el ITCR se encuentra en niveles competitivos actualmente, consideramos que para reducir las posibles presiones sobre inflación y a su vez el DTF, sería conveniente utilizar políticas que tiendan a generar mayor estabilidad a la tasa de cambio.

SISTEMA FINANCIERO

Al cierre del año 2002, las cifras del sistema financiero reflejaban una reactivación sostenida del sector y los principales indicadores de riesgo muestran que definitivamente se está recuperando de la crisis sufrida en 1999, sin embargo, la rentabilidad de las entidades financieras sigue siendo baja.

Rentabilidad Anual del Patrimonio



15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
1999
2000
2001
2002

Principales indicadores del Sector Financiero



9.70%
8.70%
77.50%
83.20%
8.20%
7.90%
Dic-01
Dic-02
Calidad de Cartera
Cubrimiento
Cartera Improductiva Bruta

Fuente: Superintendencia Bancaria

El año pasado la baja demanda por crédito impidió una reactivación significativa de la intermediación crediticia y por ende, gran parte del ahorro se canalizó hacia inversiones en renta fija. Esta situación se observó en especial durante el primer semestre de 2002,

cuando las entidades concentraron sus activos en el portafolio de inversiones, primordialmente en títulos de deuda pública (TES), dado el atractivo que ofrecían por la caída sostenida en sus tasas. Durante el segundo semestre del año, el entorno regional y la preocupación por las finanzas públicas produjeron una crisis en el mercado de TES que elevó significativamente las tasas y redujo la liquidez de este tipo de papeles. Esta situación se corrigió en el último trimestre, gracias a la menor incertidumbre de países como Brasil y en especial, al programa de ajuste fiscal del Gobierno, que le devolvió la confianza a los inversionistas.

"La coyuntura económica del último trimestre ha implicado un nuevo cambio en las perspectivas del negocio financiero. De un lado, la crisis en el mercado de TES constituyó una señal de alarma para el sector financiero sobre la conveniencia de concentrar sus activos en este tipo de inversiones (...) Por otro lado, durante el último trimestre se ha observado una recuperación en la actividad crediticia, que si bien dista de ser óptima, indica un cambio importante en la tendencia."

Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre-Diciembre 2002

Variación de las cuentas del Activo
2002 vs 2001


Expresado en millones de pesos
5.091.315
2.939.145
2.369.082
-621.099
Total
Inversiones
Cartera de créditos
Otros Activos

Cartera por tipo de crédito
(variación anual)


15.00%
5.00%
-5.00%
-15.00%
-25.00%
-35.00%
TOTAL CARTERA
CARTERA CONSUMO
CARTERA VIVIENDA
CARTERA COMERCIAL

Fuente: Superintendencia Bancaria

Al cierre del año 2002, el saldo de la cartera neta del sistema financiero alcanzó 46.4 billones de pesos, esto es, un crecimiento del 5%. Esta tendencia se explica por el repunte de la economía en el último trimestre del año y por el nivel históricamente bajo de las tasas de interés. Sin embargo, al cierre del año la cartera seguía decreciendo en términos reales, motivo por el cual el activo de las entidades financieras continuó

concentrado en inversiones de renta fija. Por esta razón, a diciembre de 2002 las inversiones totales del sistema financiero aumentaron cerca de 3 billones de pesos, un incremento en términos reales del 6%.

Cartera del Sistema Financiero
(miles de millones de pesos)


50,000
49,500
49,000
48,500
48,000
47,500
47,000
46,500
46,000
45,500
45,000
49,517
Feb-01
Abr-01
Jun-01
Ago-01
Oct-01
Dic-01
Feb-02
Abr-02
Jun-02
Ago-02
Oct-02
Dic-02

Por último, desde el año pasado el Gobierno ha venido diseñando cambios en la regulación del sistema financiero que le permitan prevenir adecuadamente los riesgos inherentes a su actividad. Aun cuando este cambio en la regulación puede ser positivo, debe hacerse de tal manera que no frene la incipiente reactivación del sistema. Así mismo, la nueva regulación debe tener en cuenta las particularidades de las diferentes entidades, para que la homogenización no afecte la especialización en el interior del sistema ni el correcto desarrollo del mercado de capitales colombiano.

RESULTADOS DEL 2002

Al cierre del 2002, los activos totales de la Corporación crecieron un 7%, al pasar de $2.083.978 millones a $2.229.338 millones, este aumento se registró principalmente en el rubro de inversiones de renta fija. Los resultados del año 2002 se vieron afectados por los cambios introducidos en la circular externa 033 del 2002 expedida por la Superintendencia Bancaria, sobre el nivel de provisiones para los portafolios de inversiones, en especial de renta fija. Provisiones las cuales aumentaron vía regulación en más de un 100% por categoría, frente a la norma anterior. Esto conllevó a que para el cierre del año se presentaran pérdidas por $16.493 millones, donde por el rubro de las provisiones anteriormente señaladas se realizaron más de $24.000 millones.

Composición del Activo
En miles de millones


Activo
Cartera Bruta
Renta Fija
1.870,9
884,2
168,2
2.084,0
920,1
320,1
2.229,3
946,2
404,9
2000
2001
2002

BANCA CORPORATIVA

La calidad de la cartera presenta una mejoría lo cual nos ha permitido generar valor agregado en esta actividad; hoy más del 90% de nuestra cartera es productiva y sólo un 9% está calificada

como C, D y E. La cartera de Créditos bruta de la Corporación cerró el año 2002 en $945.355 millones, presentando un incremento del 3% frente al año anterior.

Con respecto al sector, la calidad de cartera de la Corporación (cartera vencida / cartera total) se encuentra en un 1.3% frente al promedio del sistema del 8.7% y un indicador de cubrimiento (provisiones / cartera vencida) cercano al 378% mientras el sistema lo tiene en un 83.2%

Por tipo de línea, el negocio de crédito ha enfocado la actividad en colocaciones a través de líneas de redescuento, que a diciembre 2002 representan un 57% del total de la cartera, comparado con un 26% del año 1998, permitiendo tener un control de los márgenes y plazos en las operaciones.

Evolución de la cartera de créditos


2002
2001
2000
0%
20%
40%
60%
80%
100%
A
B
C
D
E

El volumen de las captaciones se ha incrementado un 21% con respecto al año anterior, mientras el sistema presenta un decrecimiento. Estos aumentos sostenibles en los últimos tres años son parte del manejo integral que estamos ofreciendo con nuestros productos a las necesidades del cliente, aunado a un importante esfuerzo de capacitación a toda la fuerza comercial realizado a lo largo del año.

Calidad de la Cartera


4.49%
3.62%
2.03%
2.81%
1.34%
1998
1999
2000
2001
2002

Evolución de las captaciones


Expresado en millones de pesos
511.276
483.484
525.701
707.992
857.744
34.68%
1998
1999
2000
2001
2002
Comportamiento de captaciones CFV
% Crecimiento Sector
% Crecimiento CFV

INVERSIONES

El negocio de inversiones continuó con la estrategia de crecer en el sector de infraestructura y tecnología, así como con la estrategia de vender la participación en inversiones del sector de industria y manufactura e inversiones donde no se posee una participación estratégica.

Durante el año 2002 se incrementó la participación del sector de infraestructura dentro del portafolio de inversiones de la Corporación, terminando éste con una participación del 41%, y se continuó con el plan de capitalización en la compañía International Business Communities (IBC), empresa en asocio con el Grupo Carvajal dedicada a la logística a través de la tecnología en Internet.

De otro lado, durante el año 2002 realizamos ventas en inversiones no estratégicas como fueron los casos de Cementos Caribe S.A., Sociedad Portuaria Regional de Buenaventura S.A., y Desarrollos Empresariales Caucanos S.A.

Es importante destacar el crecimiento sostenido de los dividendos de las inversiones de la Corporación de los últimos años, los cuales al cierre de 2002 generaron $34.313 millones.

Comportamiento Histórico
de los Dividendos de Inversiones
En Millones de Pesos



13.027
31.081
34.313
2000
2001
2002

TESORERÍA

El 2002 fue un excelente año para el negocio de la tesorería. El portafolio de renta fija creció un 26.5% frente al año anterior y los ingresos ascendieron a $37.000 millones. Con estos resultados nos estamos consolidando como uno de los principales jugadores en el mercado de capitales de renta fija del país.

En el mercado de moneda local, pasamos a ocupar la tercera posición de creadores de mercado de deuda pública interna en el país, mientras el año anterior ocupábamos la posición número once. Adicionalmente, en el reciente mercado de TIP's con el cual se pretende darle dinamismo al sector hipotecario, fuimos uno de los mayores colocadores de las emisiones de estos títulos, al participar con el 15% de éstas.

En el mercado de moneda extranjera y derivados, logramos posicionarnos como líderes en las operaciones de spot, forwards y opciones peso dólar.

BANCA DE INVERSIÓN

Durante el año 2002 la Banca de Inversión de la CFV desarrolló negocios en las áreas de asesorías, consecución de recursos y fusiones y adquisiciones que la mantienen como líder en el sector.

Dentro de los principales negocios realizados este año se destacan los siguientes:

- Desarrollo de la Estructuración Técnica, Legal y Financiera del Sistema de Transporte Integrado de Santiago de Cali. En diciembre de 2002, se firmó el convenio entre el Gobierno y la ciudad de Cali que garantiza la financiación del proyecto por 345 millones de dólares.
- Asesoría financiera al IDU y Transmilenio para la estructuración de las concesiones de obra para la construcción de las troncales NQS y Avenida Suba del Sistema Transmilenio. La primera licitación para estas troncales se abrió en diciembre de 2002 con un presupuesto de 444.000 millones de pesos.
- Colocación de la emisión de bonos de Promigas E.S.P. Segundo tramo por $100.000 millones a una tasa de 7.40% sobre IPC para un plazo de 10 años. En su momento esta tasa se ubicó por debajo del costo de financiamiento de la Nación a un plazo similar.
- Estructuración y colocación del crédito sindicado de ALFAN por $20.000 millones entre cuatro bancos. Esta colocación estuvo sobre demandada en $6.000 millones, lo que demuestra el éxito de la operación.
- Asesoría para la estructuración técnica, legal y financiera del Sistema de Transporte Masivo para Pereira y Dosquebradas.
- Diagnóstico financiero y proceso de estructuración de una emisión de bonos con garantía parcial de la IFC por 180.000 millones de pesos para la Empresa de Acueducto de Barranquilla, Triple A.
- Asesoría a Proyectos de Infraestructura S. A. (PISA) en la evaluación de su participación en la licitación para la adjudicación de la concesión Briceño-Tunja- Sogamoso.
- Asesoría a ISA en la estructuración financiera para la licitación de tres líneas de transmisión en Bolivia (aproximadamente 600 km, 230 kv).

Así mismo, el área de Banca de Inversión continuó fortaleciendo su estrategia de asesoría a empresas colombianas en sus planes de expansión hacia otros países de la región, como Perú, Bolivia y República Dominicana, con el fin de aprovechar las oportunidades que ofrecen otros

mercados para diversificar la base de los negocios. Además, se han establecido alianzas con bancos de inversión en Ecuador y Centroamérica para realizar asesorías a empresas en estos países.

Durante el año 2002, el Departamento de Investigaciones Económicas continuó posicionando su presencia tanto al interior como al exterior de la Corporación. A través de eventos como el II Foro Corfivalle, en el cual se reunieron los más importantes analistas financieros del país para discutir las proyecciones económicas, se ha mantenido la posición de Corfivalle entre los diferentes medios especializados. Así mismo, nuestros informes periódicos, dentro de los cuales se encuentran el de Estrategia Económica Semanal, el Informe Mensual de Deuda Pública y el Informe Macroeconómico Trimestral son fuente de consulta permanente entre nuestros clientes y colegas tanto nacionales como extranjeros. El mercado ha reconocido nuestra calidad de analistas financieros en temas coyunturales como la crisis de los TES donde nuestro Índice de Deuda Pública- Corfivalle se constituyó en una de las principales herramientas de análisis.

A través del continuo mejoramiento y actualización de la página web de la Corporación, el departamento de Investigaciones Económicas ha afianzado los canales de comunicación con nuestros usuarios externos. En la actualidad, de acuerdo con ranking especializados, la página de internet de Corfivalle es la más visitada dentro de las fuentes de información económica y financiera en Colombia. Esta posición se ha logrado gracias a herramientas únicas como el monitor financiero, que permite hacer un seguimiento a los mercados en tiempo real, y a la publicación de diversos documentos de análisis de mercado, sectoriales y temas de coyuntura.

FILIALES FINANCIERAS

Leasing del Valle S.A. C.F.C., Durante el 2002 la compañía continuó con la dinámica de crecimiento de los años anteriores registrando al cierre del ejercicio un incremento del 39.18% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $86.588 millones en diciembre de 2001 a $120.516 millones al terminar el 2002.

Por su parte, el indicador de cartera vencida ponderado (Leasing y Crédito) cerró en 0.82% mostrando una importante disminución frente al 2.47% arrojado al cierre del ejercicio 2001.

Es de resaltar que los bienes recibidos en

pago y restituidos presentaron una disminución del 75% al pasar de $2.787 millones en diciembre de 2001 a $698 millones al cierre de 2002, cifra ésta que representa tan sólo un 0.4% del total de activos de la compañía a dicha fecha. Este comportamiento refleja, entre otros, la adecuada selección del riesgo, la calidad de los activos financiados y la gestión oportuna para la comercialización de dichos bienes.

Al cierre de 2002 las utilidades de la entidad ascendieron a $3.000 millones, superiores en 36.4% a los $2.200 millones alcanzados en diciembre de 2001. El patrimonio cerró en $25.594 millones y el indicador de solvencia en 18.39%, el doble del mínimo legal requerido.

Fiduciaria del Valle S.A. Al cierre del 2002, la Fiduciaria obtuvo utilidades por $3.920 millones, un incremento del 38% frente al año anterior. Los Activos administrados en los fondos de inversión aumentaron un 81%, producto del excelente comportamiento del FCO Valor Plus, siendo el de mayor crecimiento del sector (52%) comparando enero - diciembre del 2002 y la calificación AAA asignada por Duff and Phelps de Colombia S.A. al Fondo Común Especial Renta Plus; lo anterior ligado al gran esfuerzo de nuestra red de comerciales y a la confianza depositada por nuestros clientes. Cabe destacar también el notable crecimiento de los Activos correspondientes a Fiducia de Administración, los cuales pasaron de 833 mil millones en el 2001 a 1.3 billones en el 2002, ubicándonos como la tercera Fiduciaria en volumen de activos en este rubro. Como resultado de lo anterior los ingresos por comisiones y honorarios fueron de $7.184 millones, lo cual representa un aumento del 34% frente al año anterior.

Cofivalle Finance (Bahamas) Limited, registró al cierre del año 2002 una utilidad de USD 665.200, con un incremento del patrimonio del orden del 12,3% frente al período anterior y de utilidades del 326%. Es ésta la recompensa al esfuerzo que en **CFBL** hemos emprendido en el área comercial y al proceso de saneamiento y optimización de nuestra operación que adelantamos en los últimos años. La implementación de presencia física en la Mancomunidad de las Bahamas continúa brindando frutos en nuestro encargo, siendo reconocidos, ante el Banco Central que nos rige, por nuestra diligencia y buen manejo de la información. Estos resultados comprueban una vez más el nivel de compromiso y la solidez del **Grupo Corfivalle** y nos llevan a que en el año que empieza sigamos buscando satisfacer sus necesidades con productos novedosos y rentables.

PRINCIPALES MEDIDAS REGULATORIAS

a) Relación de Solvencia:

El Decreto 1720 de agosto 24 de 2001, expedido por el Ministerio de Hacienda y Crédito Público, en su artículo 2º modificó el cálculo de la relación de solvencia con el fin de incluir el Valor en Riesgo de Mercado (VeR) de cada entidad. La aplicación de estas medidas se realizó a partir de enero de 2002, en forma gradual, tal que los porcentajes de aplicación para este año fueron del 60%, en el 2003 serán del 80% y para el 2004 quedarán aplicadas estas medidas en un 100%.

Con la aplicación de estas medidas, el indicador de solvencia de la Corporación se afectó significativamente donde a diciembre 31 de 2001 estaba en un 14.21% y pasó al final del año 2002 a 10.74%. Sin contar con el efecto de esta norma el indicador de la Corporación sería del 13.10%.

Norma Anterior

$$\text{Relación de Solvencia} = \frac{\text{Patrimonio Técnico}}{\text{APNR}}$$

Norma Actual

$$\text{Relación de Solvencia} = \frac{\text{Patrimonio Técnico}}{\text{APNR} + (100/9) * \text{PA} * \text{VeR}}$$

APN: Activos ponderados por nivel de riesgo
APNR: Activos ponderados por nivel de riesgo
VeR: Valor de la exposición por riesgo de mercado
PA, Porcentaje de aplicación así: 2003 80% y 2004 100%.

b) Evaluación del riesgo crediticio de cartera:

Mediante la Circular Externa 011 y Carta Circular 31, de marzo 5 de 2002, expedidas por la Superintendencia Bancaria, se completaron los principios para que las instituciones financieras evalúen los riesgos crediticios, criterios que estaban establecidos en las Circulares Externas 050, y 062 de octubre 26 y diciembre 27 de 2001 respectivamente, y 001 de enero 4 de 2002. En particular, se establecieron los lineamientos generales y los plazos para desarrollar un Sistema de Administración de Riesgo Crediticio (SARC) propio de cada entidad y avanzar hacia los nuevos lineamientos que Basilea II está proponiendo. Este sistema y su modelo resultante se están desarrollando en la Corporación con el siguiente cronograma:

Fase I : Se presentó a la Superintendencia Bancaria el documento que sustentó el desarrollo del SARC, el cual comprende las políticas de administración de riesgos, estructura organizacional, metodologías y procesos involucrados en la gestión de riesgos. Se identificaron los requerimientos en materia de infraestructura, recurso humano y capital idóneo para la implementación, del SARC, así como los procesos de auditoría general. Esta fase culminó el 28 de junio de 2002.

Fase II : En esta fase se concluyeron los procesos de reconstrucción de información histórica y de los sistemas de información y/o programas informáticos que garantizarán una adecuada medición y administración de riesgo crediticio. La finalización se realizó el 31 de diciembre de 2002.

Fase III: A lo largo de esta fase se deberá adelantar el proceso de calibración de las

variables relevantes del modelo de calificación de clientes, el cual servirá como herramienta para determinar las pérdidas esperadas.

La norma establece que el incumplimiento de una o más fases dará lugar a un aumento, hasta del 50%, de los porcentajes de provisión establecidos en el modelo estándar definido por la Superintendencia Bancaria.

c) Evaluación del riesgo de inversiones:

A partir del 1 de septiembre del 2002 entró en vigencia la circular externa 033 de las Superintendencias Bancaria y de Valores, la cual reemplazó a la circular externa 070 del 28 de septiembre de 1998. Esta circular se constituye en el nuevo marco regulatorio para la valoración de los portafolios de renta fija y renta variable de las entidades vigiladas por la Superintendencia Bancaria.

Esta circular establece que se utilizarán los parámetros en ella definidos para lo referente a los portafolios de inversión, a menos que cada una de las entidades vigiladas proponga un modelo propio para la evaluación de sus portafolios.

Con base en lo anterior, la Corporación presentó a la Superintendencia Bancaria las bases y el cronograma de un modelo propio para valorar los portafolios. Este modelo en principio estaría culminado en el primer semestre del año 2003.

Teniendo en cuenta estos cambios regulatorios, la Corporación tomó la medida de fortalecer su middle office y potencializar el departamento de Riesgo, reportando éste directamente a la Presidencia y bajo las siguientes subdivisiones:

Tesorería:

Encargada de la verificación del cumplimiento de políticas y límites establecidos para nuestro negocio de tesorería, además de efectuar los análisis de riesgos de liquidez, mercado y contraparte. Está también encargada del desarrollo y evaluación de metodologías de valoración y medición de riesgos.

Crédito :

Responsable del estudio de crédito de los clientes, identificación de riesgos en las operaciones y formas de minimizarlos. Realiza el proceso de seguimiento, evaluación y calificación de cartera. Responsable de la implementación del SARC y metodología de pérdida esperada.

Control Financiero y Presupuesto:

Responsable de la coordinación y elaboración del presupuesto, control de gestión de la entidad y la generación de informes gerenciales para uso interno y externo de la Corporación.

TECNOLOGÍA

Con el propósito de estandarizar procesos para hacerlos más ágiles y eficientes, se empezó un proyecto para reemplazar parte del software de gestión y operación que tenían las filiales por el de la Corporación, de tal forma que hoy en día todo el grupo financiero trabaja bajo la misma

plataforma de hardware y software. Esto ha ayudado a disminuir el costo de licenciamiento, desarrollo y mantenimiento de los aplicativos, así como a optimizar la utilización de los equipos de cómputo.

Así mismo, con la unificación de las plataformas de hardware y software, y del recurso humano, se ha incrementado el nivel de sistematización de las filiales, automatizando varios productos o negocios que anteriormente no se encontraban automatizados.

Se ha seguido fortaleciendo la página transaccional, creando nuevas opciones como por ejemplo "Red Dorada". Se ha trabajado en la creación de la cultura de los clientes para que utilicen la página, ofreciéndoles un canal único para hacer consultas y transacciones de las operaciones que tengan con cualquiera de las empresas del grupo de una forma confiable, rápida y segura.

A lo largo del año se ha trabajado en el desarrollo e implementación de controles establecidos por las entidades de control a través de varias circulares. Especialmente se debe enunciar el desarrollo del SARC para la administración del riesgo crediticio, el cual será utilizado a partir del 2003.

ADMINISTRACIÓN

La Corporación ha continuando en la búsqueda de eficiencias en su operación, mediante un control minucioso de los gastos administrativos.

El índice de eficiencia administrativa (Gastos / Activos promedios) a diciembre del 2002 se mantuvo en niveles de 1.58%, igual al periodo anterior.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

De igual manera en el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia, dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $21.276 millones y corresponden al 0.94% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al artículo 47 de

ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la CFV.

ESTRATEGIAS 2003

El año 2003 inicia con un ambiente de optimismo para la economía. El cambio de gobierno y el programa económico han implicado una mejora en las expectativas y en los indicadores de confianza de consumidores y empresarios, lo cual permitirá recuperar paulatinamente la demanda y la inversión, motores fundamentales para el crecimiento. Este optimismo se ha dado de la mano con una mayor estabilidad fiscal, lograda a través de la aprobación de reformas estructurales y la reducción del gasto (parte de la cual está pendiente para ser aprobada en el referendo). En este orden de ideas, creemos que la meta fundamental del Gobierno para este año será la de lograr una reactivación de la economía que jalone el empleo, sin comprometer la estabilidad macroeconómica y fiscal alcanzada durante los últimos meses. Para este fin, el Banco de la República deberá mantener las tasas de interés en niveles bajos y utilizar herramientas que permitan que el dólar se estabilice, para disminuir la presión sobre la inflación. Como lo mencionamos anteriormente, la nueva regulación del sistema financiero será esencial para permitir la reactivación de la intermediación financiera como motor fundamental del crecimiento económico.

Con los niveles de confianza generados por el Gobierno y las señales del mercado del último trimestre, somos optimistas frente al crecimiento de la demanda por créditos, crecimientos que además deberían estar jalonados por las necesidades de optimización operacional que requieren las compañías para afrontar mercados más abiertos y tratados de libre comercio.

Seguiremos trabajando en el sentido de desarrollar y ofrecer productos, a través de nuestras áreas de Tesorería, Banca de Inversión e Inversiones, al mercado de capitales colombiano, que a la fecha sumados la totalidad de los fondos de inversión ascienden a más de US$ 18 billones, con importantes proyecciones de crecimiento, donde los principales trabajos que se deberán desarrollar son mecanismos para desconcentrar a los fondos con una mayor gama de clientes y productos.

Finalmente, queremos agradecer a los Accionistas, la Junta Directiva y todo el personal de la Corporación por su continuo apoyo y dedicación que fueron decisivos para obtener las metas planteadas.

Portafolio de Inversiones

Infraestructura	Betania / Emgesa S.A. Promigas S.A. E.S.P Concesionaria Tibitoc S.A. Proyectos de Infraestructura S.A.
Hoteles	Hoteles Estelar de Colombia S.A., propietaria de: • Hotel Intercontinental Cali • Hotel La Fontana de Bogotá • Inmobiliaria Estelar • Compañía Hotelera de Cartagena de Indias S.A.
Químico	Productos Derivados de la Sal S.A. (Prodesal)
Agroindustriales	Compañía Agropecuaria e Industrial Pajonales S.A. Desmotadora del Norte de Tolima S.A. Molino Pajonales S.A. C.I. Valle Trade S.A.
Alimentos	Lloreda S.A. Colombina S.A.
Tecnología	IBC Solutions INC Futbolred.com Telesat S.A.

"El esfuerzo de la demanda interna y políticas eficaces en este sentido, son las requeridas para que en los trimestres venideros se logre tener una cifra de crecimiento positiva de manera sostenida y que cada vez se acerque más a nivel histórico de 4.5% anual que se requiere como minimo, para reducir el desempleo y atraer la inversión extranjera."

•Informe Trimestral de Perspectivas Macroeconómicas y Financieras. Octubre - Diciembre de 2002

Panorama General

Con activos totales de $2,229,338 millones de pesos (US $792 millones)

División de Negocio	Productos y Servicios	Diciembre de 2002
Banca Corporativa	Proporciona créditos a clientes corporativos y del Gobierno y financia al comercio. Capta recursos a través de CDT's y Bonos.	Ps.897.551 millones Portafolio de Créditos Neto.
Tesorería y Mesa del dinero	Actúa como intermediario en instrumentos de renta fija. Negocia en moneda extranjera, y es un participante líder en el mercado de derivativos.	Ps.84.5 billones Volúmen de Transacciones
Banca de Inversión	Consigue recursos de capital y deuda en mercados locales e internacionales. Proporciona asesoría financiera a empresas de los sectores público y privado, con énfasis en la privatización de proyectos de infraestructura. Estructura fusiones y adquisiciones.	Durante el año 2002 el volumen transado fue de Ps. 128.000 millones. En este mismo año se asesoraron proyectos a realizarse en el año 2003 y cuya inversión se estima en cerca de Ps. 3.1 billones
Portafolio de Inversión en Acciones	Maneja un portafolio diversificado de acciones cotizadas y no cotizadas en Bolsa buscando la valorización del capital e ingresos por dividendos. A través de la rotación del portafolio de inversiones, la Corporación Financiera del Valle busca generar liquidez y ganancias de capital, las cuales son reinvertidas.	Ps.697,930 millones Valor de mercado
Filiales de la Corporación Financiera del Valle	**Productos y Servicios**	**Diciembre de 2002**
Leasing del Valle	Arrienda equipo a compañías medianas y ofrece crédito de consumo.	Ps.160,730 millones Activos
Fiduciaria del Valle	Ofrece servicios fiduciarios, administra fondos de inversión y realiza el servicio de activos en recaudos y pagos especialmente para proyectos de infraestructura.	Ps.2,790,380 millones Activos Administrados
Corfivalle Finance (Bahamas) Ltd.	Proporciona financiación y leasing en el exterior. Realiza captaciones en dólares.	Ps.91,800 millones Activos
C.I.Valle Trade S.A.	Realiza transacciones de importación - exportación y proporciona financiación estructurada.	Ps.75,290 millones Ingresos

INFORME SOCIAL



WWW.CORFIVALLE.COM

Fundación Corfivalle

Durante 2002 la Fundación continuó apoyando dentro del convenio con Corpoeducación, el programa de aceleración del aprendizaje, realizando en los municipios de Cali y Buenaventura la nivelación en la educación básica primaria de niños de 9 a 15 años. Hoy manejamos bajo nuestros programas más de 100 niños.

Con esta labor estamos atendiendo parte de la población que se encuentra fuera del sistema educativo por razones como el desplazamiento, la extraedad y la repitencia.

Para el 2003 continuaremos comprometidos en nuestro programa de aceleración del aprendizaje en los municipios de Cali, Jamundí, Yumbo y Darién.

Adicionalmente la Fundación Corfivalle dentro de su orientación a la educación, se encuentra vinculada a la Comisión Vallecaucana por la Educación, organismo conformado por instituciones de los sectores oficial, empresarial, académico y social, quienes están comprometidos en buscar mecanismos de mejoramiento en la calidad y cobertura de la educación.

Como complemento al enfoque educativo de la Fundación estamos apoyando otras iniciativas como los proyectos que se desarrollan a través de Vallenpaz, cuyo objetivo está encaminado a contribuir al logro de la paz facilitando proyectos de desarrollo en comunidades rurales. Igualmente nos vinculamos con Planeta Valle, ONG que mediante los aportes de empresas privadas implementa mecanismos que permitan el redireccionamiento del desarrollo económico y social del Valle del Cauca.

Finalmente con nuestros aportes, también contribuimos a otras iniciativas enfocadas en apoyo a la niñez en los aspectos de salud y educación como son los casos del Hospital Infantil Club Noel, Instituto Oscar Scarpetta, Niños Ciegos y Sordos, Colegios de la Arquidiócesis de Cali y Hogares Juveniles Campesinos.

INFORME FINANCIERO



WWW.CORFIVALLE.COM

Corporación Financiera del Valle S.A.
Balance General
(Expresado en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2002	2001
Activos			
Disponible	2 y 4	36,366,396	32,304,201
Fondos Interbancarios Vendidos y pactos de Reventa	2 y 5	20,847,382	21,223,104
Inversiones			
Titulos Participativos	2 y 6	675,348,920	627,095,536
Negociables en Titulos de Deuda y Para Mantener hasta el Vencimiento	2 y 7	404,907,552	320,149,766
		1,080,256,472	947,245,302
Menos - Provisión para Protección de Inversiones	2 y 8	84,401,847	63,355,823
		995,854,625	883,889,479
Cartera de Créditos			
Categoría A		771,189,624	677,642,693
Categoría B		83,761,013	145,043,852
Categoría C, D y E		90,404,028	97,373,731
	2 y 9	945,354,665	920,060,276
Menos - Provisión para Cartera de Créditos	2 y 10	47,803,289	57,523,905
		897,551,376	862,536,371
Cuentas por Cobrar, Neto	11	39,119,885	32,460,268
Contratos a Término y de Futuro	12	7,636,681	3,530,806
Bienes Realizables y Recibidos en Pago de obligaciones, Neto	2 y 13	35,815,506	47,122,194
Propiedades y Equipos, Neto	2 y 14	13,979,435	8,540,422
Otros Activos, Neto	2 y 15	71,643,676	77,679,335
Valorizaciones de Activos, neto	2 y 16	110,523,073	114,692,207
Total de los Activos		2,229,338,035	2,083,978,387
Cuentas Contingentes y de Orden	2 y 26	7,346,512,805	7,642,079,087

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Balance General

(Expresado en miles de pesos colombianos)

	NOTAS	Al 31 Diciembre de 2002	2001
Pasivos y Patrimonio de los Accionistas			
Depósitos y Exigibilidades	17	880,935,761	715,933,102
Fondos Interbancarios Comprados y pactos de Recompra	18	173,961,375	125,392,255
Aceptaciones Bancarias en Circulación			877,356
Créditos Bancarios y Otras Obligaciones Financieras	19	738,945,553	774,421,482
Cuentas por Pagar	20	25,374,986	32,210,694
Títulos de Inversión en Circulación	21	8,145,000	9,994,000
Otros pasivos	23	32,026,771	33,511,538
Total Pasivos		1,859,389,446	1,692,340,427
Patrimonio de los Accionistas			
Capital suscrito y pagado	24	660,243	660,243
Ganancias (déficit) Acumuladas			
Apropiadas	25	195,248,741	217,205,059
No apropiadas (Déficit)		(16,493,012)	(21,956,317)
Superávit por:			
Revalorización del Patrimonio		81,036,768	81,036,768
Pérdidas acumuladas no realizadas títulos participativos		(1,027,224)	
Valorizaciones de activos, neto		110,523,073	114,692,207
Total Patrimonio de los Accionistas		369,948,589	391,637,960
Total de los Pasivos y Patrimonio de los Accionistas		2,229,338,035	2,083,978,387
Cuentas Contingentes y de Orden	26	7,346,512,805	7,642,079,087

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Estado de Resultados

(Expresado en Miles de pesos Colombianos, excepto la utilidad o pérdida neta por acción)

		Por los años terminados el 31 de Diciembre de	
	NOTAS	2002	2001
Ingresos			
Intereses			
Cartera de créditos		97,210,362	117,809,937
Fondos interbancarios vendidos y pactos de reventa y otros		7,472,950	6,078,190
Valoración de Inversiones, Neto		41,593,879	41,829,966
Valoración de derivados, neto		13,155,325	12,151,369
Dividendos		27,283,421	26,124,984
Diferencia en cambio, neto		18,334,962	3,512,754
Comisiones		11,926,696	9,896,663
		216,977,595	217,403,863
Gastos			
Intereses :			
Certificado de depósito a término		89,862,709	81,992,265
Créditos de bancos y otras obligaciones financieras		56,973,657	79,875,606
Bonos en circulación		986,907	3,300,949
Fondos interbancarios comprados y pactos de recompra			
Depósitos de ahorros y otros		11,287,814	6,861,651
Comisiones		13,031,787	5,623,236
		172,142,874	177,653,707
Ingresos netos		44,834,721	39,750,156
Recuperación de cartera de créditos, neto		(9,032,785)	(15,407)
Provisión para cuentas por cobrar, neto		6,021,094	2,650,043
Recuperación (Provisión) de inversiones, neto		20,919,121	52,129,048
Provisión (Recuperación) de bienes recibidos en pago y derechos en fideicomisos, neto		5,488,845	(25,211,091)
		23,396,275	29,552,593
Ingresos netos después de las provisiones para cartera de préstamos, cuentas por cobrar e inversiones		21,438,446	10,197,563
Utilidad en venta de inversiones		23,951,468	12,101,025
Otros (egresos) ingresos, neto	27	(4,079,817)	1,891,757
Gastos de personal		17,999,096	16,566,256
Gastos administrativos y otros	28	32,604,013	24,039,076
Utilidad (pérdida) antes de provisión para impuesto sobre La renta		(9,293,012)	(16,414,987)
Provisión para impuestos sobre la renta	22	7,200,000	5,541,330
Utilidad (pérdida) neta		(16,493,012)	(21,956,317)
Utilidad (pérdida) neta por acción (en pesos colombianos)		(249.80)	(332.55)

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Estado de cambios en el patrimonio de los accionistas por los años terminados el 31 de diciembre de 2002 y 2001

(Expresado en Miles de pesos Colombianos)

	Capital			Reservas						Ganancias o pérdidas	
	Social Autorizado	Capital por Suscribir	Suscrito y pagado	Reserva legal	Otras reservas	Prima en colocación de acciones	Pérdida de Ejercicio	Superávit por valorizaciones	Revalorización del patrimonio	acumuladas no realizadas	Total Patrimonio
SALDO AL 31 DE DICIEMBRE DE 2000	**800,000**	**139,757**	**660,243**	**41,809,447**	**87,449,094**	**119,694,394**	**(31,747,876)**	**107,478,993**	**81,036,768**	**-**	**406,381,063**
Autorización de la Asamblea General											
de Accionistas para enjugar pérdidas						(31,747,876)	31,747,876				
Pérdida del ejercicio							(21,956,317)				(21,956,317)
Superávit por valorización								7,213,214			7,213,214
SALDO AL 31 DE DICIEMBRE DE 2001	**800,000**	**139,757**	**660,243**	**41,809,447**	**87,449,094**	**87,946,517**	**(21,956,317)**	**114,692,207**	**81,036,768**	**-**	**391,637,960**
Autorización de la Asamblea General											
de Accionistas para enjugar pérdidas						(21,956,317)	21,956,317				
Utilidad del ejercicio							(16,493,012)				(16,493,012)
Superávit por valorización								(4,169,134)			(4,169,134)
Pérdidas acumuladas no realizadas											
titulos participativos										(1,027,224)	(1,027,224)
SALDO AL 31 DE DICIEMBRE DE 2002	**800,000**	**139,757**	**660,243**	**41,809,447**	**87,449,094**	**65,990,200**	**(16,493,012)**	**110,523,073**	**81,036,768**	**(1,027,224)**	**369,948,589**

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Estado de Flujos de efectivo
(Cifras Expresadas en Miles de pesos Colombianos)

		Por los años terminados el 31 de Diciembre de	
	NOTAS	**2002**	**2001**
FLUJOS DE EFECTIVO			
DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del período		(16,493,012)	(21,956,317)
Ajuste para conciliar la utilidad (pérdida) neta del año con			
el efectivo neto provisto por actividades de operación:			
Recuperación de Provisión de Cartera de Crédito, neto		(9,032,785)	(15,407)
Provisión de Cuentas por Cobrar, neto		6,021,095	2,650,043
Recuperación (Provisión) de Inversiones, neto		20,919,121	52,129,048
Provisión (Recuperación) de Otros Activos			
y Bienes Recibidos en Pago, neto		5,471,365	(25,211,091)
Depreciación		1,259,576	1,038,118
Utilidad Neta Depurada		8,145,360	8,634,394
(Aumento) Disminución en cuentas por cobrar		(12,680,711)	108,460,061
Disminución en otros activos		1,352,821	35,315,426
Disminución en cuentas por pagar		(6,835,708)	(61,021,926)
(Disminución) Aumento en otros pasivos		(1,484,767)	19,340,905
Pérdidas acumuladas no realizadas			
títulos de alta o media bursatilidad		(1,027,224)	
Efectivo neto (usado en)			
provisto por actividades de operación		(12,530,229)	110,728,860
FLUJOS DE EFECTIVO			
DE ACTIVIDADES DE INVERSION			
(Aumento) Disminución en cartera de créditos		(25,982,221)	19,108,959
Disminución de fondos interbancarios vendidos y pactos de reventa		375,722	41,214,939
Compra de propiedades y equipo y bienes recibidos en pago		(3,149,922)	(2,162,488)
Compra de inversiones		(21,075,961,853)	(7,493,436,831)
Venta de inversiones		20,938,971,710	7,057,765,441
Venta de propiedades y equipos y bienes recibidos en dación de pago		6,969,494	1,515,616
Efectivo neto usado en actividades de inversión		(158,777,070)	(375,994,364)
FLUJOS DE EFECTIVO			
DE ACTIVIDADES DE FINANCIACION			
Aumento en depósitos y exigibilidades		165,002,660	177,903,051
Aumento en fondos interbancarios comprados y pactos de recompra		48,569,120	108,107,127
(Disminución) Aumento en créditos de bancos y aceptaciones financieras		(36,353,286)	13,895,539
Disminución en títulos de inversión en circulación		(1,849,000)	(30,448,400)
Efectivo neto provisto por actividades de financiación		175,369,494	269,457,317
Aumento en el Disponible		4,062,195	4,191,813
Disponible al comienzo del período		32,304,201	28,112,388
Disponible al final del período		36,366,396	32,304,201

Las notas que se acompañan son parte integrante de los estados financieros.

Corporación Financiera del Valle S.A.
Notas a los Estados Financieros

Al 31 de diciembre de 2002 y 2001
(Cifras expresadas en miles de pesos colombianos, salvo en lo referente a tasas de cambio, dividendos y valores por acción).

1. ENTIDAD REPORTANTE

La Corporación Financiera del Valle S.A. (en adelante la Corporación) es una institución financiera de carácter privado, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710. El plazo de duración de la Corporación expira el 30 de junio del año 2010, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Fue modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

El objeto social de la Corporación está enmarcado exclusivamente en las operaciones autorizadas por la ley para las entidades financieras y consiste principalmente en la movilización de recursos y la asignación de capital para: a) promover la creación, organización, reorganización, fusión, transformación y expansión de cualquier tipo de empresa, manufactureras, agrícolas, pecuarias, mineras y hoteleras, entre otras; b) suscribir y conservar acciones o partes de interés social en las empresas que le sea permitido; c) fomentar, auspiciar y promover la participación del capital privado tanto nacional como extranjero sin sobrepasar los límites máximos establecidos por la ley; d) emitir bonos de garantía general y de garantía específica; e) adquirir y negociar toda clase de valores mobiliarios emitidos por empresas de diferentes sectores económicos; f) recibir fondos en moneda nacional o extranjera, en depósitos y en general, realizar las operaciones que autorice la ley para este tipo de sociedades.

La Corporación tiene su domicilio principal en la ciudad de Cali y opera a través de 4 agencias y 9 oficinas en distintas ciudades del país, cuenta con 386 empleados, además posee las siguientes filiales y subsidiarias financieras: Leasing del Valle S.A., *Compañía de Financiamiento Comercial*, Cofivalle Finance (Bahamas) Limited, Sociedad Financiera en el *exterior, Fiduciaria del Valle S.A. y 14 filiales del sector real.*

2. PRINCIPALES POLITICAS Y PRACTICAS CONTABLES

Las políticas de contabilidad y la preparación de los estados financieros de la Corporación han sido elaborados de acuerdo con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria y en lo no previsto en ellas, por las normas contables de general aceptación establecidas por el Decreto 2649 de 1993. Ciertos principios contables aplicados por la sociedad que están de acuerdo con los principios de contabilidad generalmente aceptados en Colombia, podrían no estar de acuerdo con principios de contabilidad generalmente aceptados en otros países.

Las principales políticas y prácticas contables utilizadas por la Corporación se resumen a continuación:

a) Sistema contable

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran *cuando se causan independientemente que se hayan cobrado* o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la *Circular* 011 de 2002 emitida por la Superintendencia, relacionado con el ingreso por intereses que no causan sobre cartera comercial, que tenga más de tres meses de vencida. Estos intereses se acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b) Conversión de transacciones y saldos en moneda extranjera

Las transacciones y los saldos en moneda extranjera se convierten a pesos a las tasas de cambio representativas del mercado aplicables, certificadas por la Superintendencia. La tasa representativa del mercado certificada por la Superintendencia para el dólar de los Estados Unidos de norteamérica fue de $2.814,89 y $2.306,90 por US$1 al 31 de diciembre de 2002 y 2001 respectivamente.

Al cierre de cada ejercicio los saldos en moneda extranjera se ajustan a la tasa de cambio representativa del mercado, y la diferencia se refleja en las respectivas cuentas de activos, pasivos y resultados del año.

c) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: Caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como extranjera y otras entidades financieras tanto del país como del exterior.

Así mismo los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de 6 meses de girados, se reclasifican a la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Bancaria, las entidades financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas créditos contabilizadas no extractadas que posean más de 30 días cuando sea en moneda nacional y 60 días cuando se trate de moneda extranjera, de permanencia en dichas conciliaciones.

d) Fondos interbancarios vendidos y pactos de reventa, y fondos interbancarios comprados y pactos de recompra

Bajo estos rubros se clasifican: (a) las colocaciones que hace la Corporación en otras instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días y (b) *las colocaciones recibidas por la Corporación de otras* instituciones financieras en las mismas circunstancias. Los *rendimientos de fondos interbancarios vendidos o comprados* son abonados o cargados a resultados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía, denominadas "compromisos de *reventa de inversiones o cartera negociada*" se contabilizan en el activo, cuando la Corporación es la acreedora; y en el *pasivo, bajo la denominación "compromiso de recompra de* inversiones o cartera negociada", cuando la Corporación es *deudora. La diferencia entre el valor entregado o recibido* inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso, observando normas de causación.

e) Inversiones

La Corporación evalúa, clasifica y registra las inversiones a partir de septiembre 1 de 2002 según lo dispuesto en la Circular Externa 033 de la Superintendencia, excepto en lo referente a las provisiones o pérdidas por la calificación de riesgo crediticio para los títulos no calificados y emisores que no cuenten con calificación, el cual se viene efectuando de acuerdo con lo dispuesto en la Circular Externa 070 de septiembre 28 de 1998,

vigente hasta el 31 de agosto de 2002 y que aplicará hasta tanto no sea aprobado por la Superintendencia el modelo presentado por la Corporación denominado "Sistema de Administración de Riesgo de Inversiones" SARIN. La Circular Externa 033 establece la clasificación de todas las inversiones en negociables, disponibles para la venta y para mantener hasta el vencimiento, a su vez, las negociables y las inversiones disponibles para la venta se clasifican en valores o títulos de deuda y valores (renta fija) o títulos participativos (acciones y bonos convertibles en acciones), de acuerdo con las características o condiciones propias de la clase de inversiones de la que forme parte cada título así:

1. Se clasifican como inversiones negociables todo valor o título que haya sido adquirido con el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio.

2. Se clasifica como inversiones para mantener hasta el vencimiento, los valores o títulos respecto de los cuales se tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta su vencimiento de su plazo de maduración o redención. Con este tipo de inversión no se pueden realizar operaciones de liquidez, salvo para los casos excepcionales que determine la Superintendencia Bancaria.

3. Son inversiones disponibles para la venta los valores o títulos que no se clasifiquen como negociables o como inversiones para mantener hasta el vencimiento, y respecto de los cuales se mantiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos cuando menos un año contado a partir del primer día en que fueron reclasificados por primera vez, o en que fueron reclasificados, como inversiones disponibles para la venta.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia Bancaria.

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata la citada Circular, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversión de la que forme parte.

La valoración de las inversiones se debe efectuar diariamente, excepto para los títulos que por la misma disposición se deban valorar con otra frecuencia.

La valoración está determinada por su valor o precio justo de intercambio, el cual es dado por:

a. El que se determine de manera puntual a partir de las operaciones representativas del mercado que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

b. El que se determine mediante el empleo de tasas de referencia y márgenes calculados, a partir de operaciones representativas agregadas por categorías, que se hayan realizado en los módulos o sistemas transaccionales administrados por el Banco de la República o por las entidades vigiladas por la Superintendencia de Valores.

c. El que se determine por otros métodos, debido a la inexistencia de un valor o precio justo de intercambio que pueda ser establecido a través de cualquiera de las previsiones de que tratan los literales anteriores.

Los valores o títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, según los cálculos efectuados o autorizados por la Superintendencia de Valores, así:

a. Alta bursatilidad: Se valoran con base en el último precio promedio ponderado diario de negociación, publicado por las bolsas de valores; de no existir precio para ese día se tomará el último valor registrado.

b. Media bursatilidad: Se valoran con base en el precio promedio ponderado por la cantidad transada de los últimos cinco días en los que hayan habido negociaciones, dentro de un lapso igual al de la duración del período móvil que se emplee para el cálculo del indice de bursatilidad, incluyendo el día de la valoración.

c. Baja o mínima bursatilidad o sin cotización: Su costo de adquisición se deberá aumentar o disminuir en el porcentaje de participación que corresponda con las variaciones patrimoniales subsecuentes a la adquisición de la inversión. Estas variaciones se calculan con base en los últimos estados financieros certificados, los cuales no podrán ser anteriores a seis meses contados desde la fecha de la última valoración. Cuando se conozcan estados financieros dictaminados más recientes, se deben utilizar para establecer la variación. Su precio igualmente puede estar determinado por un agente especializado en la valoración de activos mobiliarios o por un método que refleje en forma adecuada el valor económico de la inversión, el cual debe ser previamente autorizado por las Superintendencias Bancaria y de Valores.

d. Inversiones que cotizan en bolsas del exterior: Se valoran por la cotización más reciente reportada por la bolsa en la que se negocie, durante los últimos cinco días, incluido el día de la valoración, de no existir se tomará el promedio de las cotizaciones reportadas durante los últimos treinta días comunes, incluido el día de la valoración. En caso de no presentar cotización en los últimos treinta días comunes, se procede de conformidad con lo dispuesto para las acciones de baja o mínima bursatilidad o sin ninguna cotización.

e. Inversiones en sociedades de reciente creación: Los aportes se deben registrar por su valor de suscripción durante los dos años siguientes a su constitución, al cabo de los cuales se deben valorar de conformidad con los numerales anteriores.

Las variaciones en el valor de las inversiones se deben realizar de manera individual.

La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior para los títulos de deuda clasificados como negociables, para mantener hasta el vencimiento y disponibles para la venta, se registran como un mayor valor de la inversión con su contrapartida en los resultados del periodo, para ajustar la diferencia entre el valor presente y el valor de mercado de los títulos clasificados como disponibles para la venta, se registrará un superávit o una desvalorización según corresponda, los recaudos de los rendimientos se deben contabilizar como un menor valor de la inversión.

En el caso de los títulos participativos negociables, cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la cuenta de revalorización del patrimonio, no se registran como ingresos, ni afectan el valor de la inversión, sólo se procede a variar el número de derechos sociales, los dividendos o utilidades que se repartan en efectivo se contabilizan como un menor valor de la inversión. Los títulos clasificados como disponibles para la venta, en el evento en que el valor de mercado sea superior, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización, en caso de ser menor dicha

diferencia agotará en primera instancia el superávit por valorización de la correspondiente inversión y el exceso se debe registrar como una desvalorización. Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de la capitalización de la revalorización del patrimonio, se debe registrar como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión, y revertir dicho superávit, cuando correspondan a dividendos en efectivo, se deben registrar como ingreso el valor contabilizado como superávit por valorización, revertir dicho superávit y el monto de los dividendos que exceda de los mismos se debe registrar como un menor valor de la inversión.

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos, deben ser ajustados en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Para los valores o títulos de deuda que no cuenten con una calificación externa, para los valores o títulos de deuda emitidos por entidades que no se encuentran calificadas o para los valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad. La Corporación se encuentra adelantando el trámite correspondiente ante la Superintendencia Bancaria para la aprobación del modelo; mientras se surten estos trámites previo consentimiento de la Superintendencia, la Corporación aplica las disposiciones que se encontraban vigentes hasta el 31 de agosto de 2002 y con un plazo hasta el 1 de julio de 2003 para realizar algunos ajustes al modelo presentado. Dicha metodología deberá ser aprobada de manera previa por la Superintendencia Bancaria.

La Corporación evaluó, clasifico y registró las inversiones durante el año 2001 y hasta el 31 de agosto de 2002, según lo dispuesto en el Capítulo I de la Circular Externa 100 de 1995 de la Superintendencia Bancaria.

Estas disposiciones establecían la clasificación de todas las inversiones en negociables, no negociables y para mantener hasta el vencimiento, de acuerdo con las características o condiciones propias de la clase de inversiones de la que forme parte cada título así:

1. Las inversiones de deuda o que incorporen derechos de deuda (renta fija), que tengan vencimientos iguales o superiores a un año contados a partir de la fecha de compra y que la Corporación tiene la capacidad e intención de mantenerlas hasta su vencimiento, son clasificadas como inversiones hasta el vencimiento. Estas inversiones se registran inicialmente por su costo de adquisición y mensualmente se valorizan con base en la tasa interna de retorno de cada título calculada al momento de la compra; el ajuste resultante se lleva a cuentas de resultado.

2. Las inversiones en acciones o participaciones de capital (renta variable) consideradas como de alta o media bursatilidad por la Superintendencia de Valores, y que la Corporación tiene la capacidad e intención de mantenerlas por lo menos durante tres años, son clasificadas como inversiones permanentes. Estas inversiones se registran inicialmente al costo y mensualmente se ajustan a su valor de mercado. El valor de mercado de estas inversiones, se determina con base en los promedios de su cotización en las bolsas de valores en los últimos diez días y máximo en noventa días, teniendo en cuenta algunos parámetros establecidos por la Superintendencia. En el evento en que el valor de mercado sea superior al costo por el cual se encuentra registrada la inversión, la diferencia se registra como superávit por valorización, de ser menor, la diferencia afectará, en primera instancia, el superávit por valorización de la correspondiente inversión hasta agotarlo y a partir de ahí la diferencia se registrará como desvalorización de la respectiva inversión dentro del patrimonio de la Corporación. Los dividendos o utilidades que se reciban en especie se abonan al estado de resultados cuando se trate del reparto de las utilidades. La capitalización de la revalorización no afecta el estado de resultados, su registro se hace en cuentas de orden.

3. Las inversiones en acciones o participaciones de capital (renta variable) consideradas como de baja o mínima bursatilidad, las que no se coticen en bolsas de valores, las que se mantengan con el propósito de tener un control directo o indirecto de otra entidad, y las forzosas (renta fija) son clasificadas como inversiones no negociables, estas últimas a decisión de la Corporación. Las inversiones de renta variable son registradas al costo más el valor de los dividendos decretados en acciones, ambos ajustados por inflación a partir del 1 de enero de 1992 y hasta el 31 de diciembre de 2000. En caso de que el valor en libros de las inversiones sea superior al valor intrínseco, determinado con base en estados financieros hasta con un año de antigüedad, se constituye una provisión por la diferencia con cargo a resultados, excepto por las inversiones en sociedades administradoras de fondos de pensiones y cesantías cuya diferencia se podrá registrar como desvalorizaciones de inversiones en el patrimonio de los accionistas durante los primeros cinco años de su adquisición. Sus ingresos son reconocidos sobre la base de dividendos causados en efectivo o en acciones; los dividendos provenientes de la distribución de la cuenta de "Superávit por revalorización del patrimonio" no afecta el estado de ganancias o pérdidas. Las inversiones de renta fija se registran al costo amortizado por primas o descuentos.

4. Las inversiones que no reúnen cualquiera de las características señaladas en los numerales anteriores son clasificadas como inversiones negociables; estas inversiones se registran inicialmente al costo y mensualmente se ajustan a su valor de mercado, y el ajuste resultante se lleva a cuentas de resultado. El valor de mercado de las inversiones de renta fija se determina calculando el valor presente de sus flujos futuros de capital e intereses descontados a una tasa de interés de mercado calculada de acuerdo con ciertos parámetros establecidos por la Superintendencia Bancaria, la cual incluye la prima asociada por el riesgo de solvencia de la entidad emisora del título. Para las inversiones de renta variable el valor de mercado se determina de la misma forma que se indica en el numeral 2 anterior. Las inversiones negociables en acciones no han sido objeto de ajustes por inflación, ni de causación de dividendos. Con las utilidades obtenidas en la valoración al cierre del ejercicio contable, que correspondan a ingresos no realizados fiscalmente en los términos del artículo 27 y demás normas concordantes del estatuto tributario, se constituye una reserva que se denomina reserva por valoración de inversiones negociables, la cual se afecta cuando se capitalizan las utilidades o se realiza fiscalmente el ingreso.

La diferencia entre el costo de adquisición de las inversiones en acciones de capital, que de acuerdo con las normas vigentes conlleven el control en los términos establecidos en la legislación comercial, y el valor en libros de los activos netos adquiridos se contabilizará como "Crédito mercantil" ya sea como un activo o un pasivo diferido, según corresponda, y se amortizará durante un lapso que no excede de diez años. Su determinación se hará en el momento en el cual la Corporación adquiera el control.

La Corporación puede efectuar reclasificaciones de las inversiones entre las diferentes clasificaciones, previo el cumplimiento de ciertos requisitos establecidos por la Superintendencia.

Además de lo anterior, se requería que la Corporación realizara una evaluación semestral del riesgo de solvencia de

todas sus inversiones, en junio y diciembre y parcialmente en marzo y septiembre de cada año. De acuerdo con las regulaciones, las inversiones son calificadas por niveles de riesgo como A - Normal, B - Subnormal, C - Deficiente, D - Difícil recuperación y E - Irrecuperable. Tales calificaciones son establecidas tomando en consideración factores tales como la situación financiera del emisor determinada con estados financieros hasta con doce meses de antigüedad, la calificación dada por agencias evaluadoras de riesgo, y el cumplimiento de los términos pactados.

Una vez calificadas las inversiones por el riesgo de solvencia, se deben constituir provisiones calculadas de tal manera que su valor neto en libros no exceda los siguientes porcentajes de valor intrínseco de las inversiones de renta variable y del valor nominal de las inversiones de renta fija, incluidos sus rendimientos causados y no cobrados:

I. El 80% de las inversiones calificadas como C (Deficiente).
II. El 50% de las inversiones calificadas como D (Difícil recuperación).
III. El 0% de las inversiones calificadas como E (Irrecuperable).

Adicionalmente, todas las inversiones se evalúan trimestralmente considerando el riesgo jurídico y se constituyen las provisiones respectivas cuando las pérdidas sean probables y cuantificables.

f) Cartera de Créditos, Provisiones para Cartera de Créditos y Cuentas por Cobrar

Los préstamos se contabilizan con base en su valor nominal y, junto con otros rubros del balance general que se refieren a operaciones de crédito, son clasificados de acuerdo con regulaciones bancarias como vivienda, consumo, microcréditos y comerciales.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Bancaria se establecieron los principios y criterios generales que las entidades vigiladas debemos adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente se definen las instancias de gobierno corporativo o de control que debe adoptar las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas.

Riesgo crediticio, es la posibilidad de incurrir en pérdidas y que disminuya el valor de sus activos, como consecuencia de que los deudores fallen en el cumplimiento oportuno o cumplan imperfectamente los términos acordados.

La Corporación evalúa permanentemente el riesgo crediticio y la capacidad de pago de sus respectivos deudores, tanto en el momento de otorgar los créditos, como a lo largo de la vida de los mismos.

Las metodologías, los criterios para la evaluación del riesgo crediticio, la medición de las respectivas pérdidas esperadas, y los fundamentos para determinar el nivel de provisiones, considerando los factores establecidos en la referida Circular, fueron presentados a la Superintendencia Bancaria dentro de los plazos fijados en el cronograma.

La cartera de créditos se clasifica en las siguientes cuatro modalidades: vivienda, considerados aquellos otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada, o a la construcción de vivienda individual. Consumo, considerados aquellos otorgados a personas naturales cuyo objeto sea el de financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, independiente de su monto. Microcrédito, considerados aquellos otorgados a microempresas cuyo saldo de endeudamiento con la respectiva entidad no supere veinticinco (25) salarios mínimos legales mensuales vigentes. Comerciales, considerados todos los créditos distintos a los de vivienda, de consumo y microcreditos.

Analizados y debidamente ponderados los criterios para medir el riesgo crediticio, todos los créditos deben calificarse y provisionar el saldo pendiente de pago neto de garantías, en una de las siguientes categorías:

Categoría "A", crédito con riesgo normal, los cuales reflejan una estructura y atención apropiada, se cuenta con información financiera actualizada, que indican una capacidad de pago adecuada para atender los pagos requeridos.

Categoría "B", crédito con riesgo aceptable, los cuales están aceptablemente atendidos y protegidos, pero existen debilidades potenciales que pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor, en forma tal que de no ser corregidos oportunamente, llegarían a afectar el normal recaudo del crédito. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten entre 2 y hasta 5 meses de mora los créditos de vivienda, entre más de 1 y hasta 2 meses de mora los créditos de consumo, entre más de 1 y hasta 2 meses de mora los microcréditos, entre más de 1 y hasta 3 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 1%.

Categoría "C", créditos deficientes, con riesgo apreciable, los cuales presentan insuficiencias en la capacidad de pago del deudor, que comprometen el normal recaudo de la obligación en los términos convenidos. En todo caso las siguientes condiciones son objetivos suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 5 y hasta 12 meses de mora los créditos de vivienda, entre más de 2 y hasta 3 meses de mora los créditos de consumo, entre más de 2 y hasta 3 meses de mora los microcréditos, entre más de 3 y hasta 6 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 20%.

Categoría "D", crédito de difícil cobro, con riesgo significativo, los cuales tienen cualquiera de las características del deficiente, pero en mayor grado, de tal suerte que la probabilidad de recaudo es altamente dudosa. En todo caso las siguientes condiciones son objetivos suficientes para calificar obligatoriamente en esta categoría cuando presenten entre más de 12 y hasta 18 meses de mora los créditos de vivienda, entre más de 3 y hasta 6 meses de mora los créditos de consumo, entre más de 3 y hasta 4 meses de mora los microcréditos, entre más de 6 y hasta 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 50%.

Categoría "E", crédito irrecuperable, los cuales se estiman incobrables. En todo caso las siguientes condiciones son objetivas suficientes para calificar obligatoriamente en esta categoría cuando presenten más de 18 meses de mora los créditos de vivienda, más de 6 meses de mora los créditos de consumo, más de 4 meses de mora los microcréditos, más de 12 meses de mora los créditos comerciales. Deberán mantener una provisión mínimo de 100%.

Igualmente se establecieron reglas de lineamiento en las calificaciones, consistentes en que cuando una entidad

vigilada califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, debe llevar a la categoría de mayor riesgo los demás créditos de la misma modalidad otorgados a dicho deudor. Las demás entidades financieras que de acuerdo con las disposiciones legales pertinentes deban consolidar estados financieros, deben otorgar la misma calificación a dichos créditos. Las calificaciones propias deberán alinearse con las otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el 20% del valor de los respectivos créditos según la última información disponible en las centrales de riesgo. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en calificación.

Las garantías solo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el 70% del valor de la garantía. No obstante, dependiendo de que la garantía sea o no hipotecaria y del tiempo de mora del respectivo crédito, para la constitución de provisiones sólo se consideran los porcentajes del valor total de las garantías como se indica a continuación:

Garantías No Hipotecarias

Tiempo de mora del Crédito	Porcentaje
0 a 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Fiducias en Garantías Hipotecarias Idóneas

Tiempo de mora del Crédito	Porcentaje
0 a18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

No se causan intereses, corrección monetaria, ajuste en cambio e ingresos por otros conceptos cuando un crédito presente una mora superior a 4 meses para los créditos clasificados como de vivienda, superior a 2 meses para los créditos clasificados como consumo y microcréditos, y superior a 3 meses para los créditos clasificados como comerciales.

Esta Circular igualmente contempla reglas especiales y criterios para la recalificación de créditos reestructurados, que consiste en la modificación de las condiciones inicialmente pactadas de un crédito por cualquier mecanismo, instrumentado mediante la celebración de cualquier negocio jurídico, con el fin de permitirle al deudor la atención adecuada de su obligación. Para estos efectos, se consideran reestructuraciones las novaciones. Antes de reestructurar el crédito se debe establecer razonablemente que el mismo será recuperado bajo las nuevas condiciones. Estos créditos pueden mejorar la calificación después de ser reestructurados solo cuando el deudor demuestre un comportamiento de pago regular y efectivo.

Los préstamos se clasificaban hasta diciembre de 2001 así:

Créditos Comerciales

Hasta el 31 de diciembre de 2001, se clasificaban como créditos comerciales todos los préstamos no clasificados como de vivienda cuyo monto al momento del otorgamiento no exceda de 300 salarios mínimos legales mensuales, son clasificados como préstamos de consumo y los préstamos redescontados, en moneda extranjera y aquellos préstamos no clasificados como de vivienda, que independientemente de su cuantía, cuenten con garantía hipotecaria, son clasificados como préstamos comerciales. Se contabilizan provisiones con cargo a resultados en caso de que existan dudas sobre la recuperabilidad de los préstamos e intereses, de acuerdo con una metodología establecida por la Superintendencia y cuando lo requiera la Superintendencia en forma específica.

Con base en las regulaciones de la Superintendencia Bancaria, se requiere que la Corporación realice una evaluación total de sus préstamos comerciales por lo menos durante los meses de mayo y noviembre de cada año, así como una actualización mensual sobre los nuevos préstamos y préstamos reestructurados, entre otros eventos.

Las provisiones resultantes de dichas evaluaciones deben ser contabilizadas en los cierres de los meses de junio y diciembre para las evaluaciones de mayo y noviembre, respectivamente.

De acuerdo con las regulaciones, los préstamos deben ser calificados por niveles de riesgo (A- Normal, B- Aceptable, C- Deficiente, D- Difícil cobro y E- Incobrable). Tales calificaciones son establecidas tomando en consideración factores tales como la capacidad de pago del deudor, determinada con base en estados financieros hasta con un año de antigüedad, historia del servicio de la deuda e información de las centrales de riesgo. Los préstamos de vivienda y los préstamos de consumo son calificados mensualmente en los mismos niveles de riesgo indicados anteriormente, teniendo en cuenta como mínimo, el tiempo de vencimiento que registren los saldos; las provisiones resultantes se contabilizan en el mismo mes en que se realiza la evaluación.

Una vez calificada la cartera, se constituyen como mínimo las siguientes provisiones para protección de los créditos:

El 1% de los préstamos no cubiertos con garantía admisible, los intereses y otros costos de los mismos calificados como B (aceptables).

El 20% de los préstamos de consumo no cubiertos con garantía admisible, los intereses y otros costos de los mismos calificados como C (Deficientes) y los préstamos comerciales y de vivienda calificados como C (Deficientes) no cubiertos con garantía admisible, así mismo, el 100% de los intereses y otros componentes de préstamos comerciales y de vivienda calificados como C (Deficientes).

El 50% de los préstamos Comerciales, de Consumo y de Vivienda no cubiertos con garantía admisible calificados como D y el 100% de los intereses y otros costos de los mismos créditos de consumo calificados como D (Difícil cobro).

El 100% de los préstamos no cubiertos con garantía admisible, calificados como E (Incobrables). Cuando existe garantía admisible diferente de hipotecas, después de 12 meses de vencidos los préstamos comerciales y de consumo y 18 meses de vencidos los préstamos con garantía hipotecaria, las garantías se toman por el 50% de su valor. Así mismo cuando existan garantías hipotecarias después de 24, 30 y 36 meses de vencidos los préstamos, las garantías se toman por el 30%, 15% y 0% de su valor respectivamente.

Los préstamos a cargo de clientes que sean admitidos al trámite de un proceso concordatario se califican inmediatamente como E (Incobrables) y se sujetarán a las provisiones definidas para esta categoría. Producido el acuerdo de pago dentro del proceso, los préstamos podrán recalificarse como D (Difícil cobro) y dentro del año siguiente reducir las provisiones al 50%.

Posteriormente pueden hacerse recalificaciones a categorías de menor riesgo siempre y cuando se cumplan los requisitos establecidos por la Superintendencia al respecto.

La Corporación deberá constituir una provisión general equivalente al 1% del total de la cartera bruta, la cual será constituida en alicuotas mensuales durante 36 meses, a partir de agosto de 1999 para la cartera de comercial y consumo y a partir del mes de julio de 2000 para la cartera de vivienda.

Además de lo anterior, se deberán mantener las provisiones adicionales originadas en la aplicación del coeficiente de riesgo, ordenado mediante Circular Externa 039 de 1999 de la Superintendencia, salvo que el índice de cubrimiento para la cartera comercial, consumo y vivienda sea igual o superior al 85%, 85% y 40% respectivamente.

En el año 2000 la Superintendencia Bancaria expidió la Circular Externa 070, con la cual modificó las normas sobre evaluación y calificación de cartera, en relación con el proceso de arrastre, el cual debe incluirse a partir de que alguno de los créditos de un mismo deudor se encuentre calificado en categoría B. Adicionalmente, esta norma modificó la metodología de cálculo para la provisión adicional y otorgó ampliación de plazos y modificación de porcentajes para la determinación del valor y cobertura de las garantías admisibles.

Reestructuración de préstamos a clientes con dificultades financieras: Los préstamos reestructurados por la Corporación de clientes con dificultades financieras, podrán mantener o mejorar su calificación dependiendo, entre otros factores, de, a) el resultado satisfactorio del estudio financiero que demuestre que podrá atender oportunamente los pagos, b) la constitución de garantías y c) se hayan tomado, por parte del deudor, acciones de fortalecimiento patrimonial. Así mismo, solo podrá recalificarse un préstamo reestructurado a una categoría de menor riesgo cuando se pacten períodos de gracia para el pago de intereses inferiores o iguales a seis meses, casos en los cuales, cuando el deudor sea calificado en categoría A (Normal) solo será posible reversar las provisiones constituidas cuando se hayan atendido puntualmente los dos primeros pagos convenidos en el acuerdo.

Una vez asignada la calificación el deudor reestructurado sólo podrá mejorar su calificación cuando, entre una y otra calificación, haya atendido dos instalamentos en forma oportuna.

g) Bienes Recibidos en Pago de Obligaciones
Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de obligaciones a su favor.

Los bienes recibidos en pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

El registro inicial se realiza con el valor determinado en el acuerdo o adjudicación judicial; si el bien recibido en pago no se encuentra en condiciones de venta, su costo se incrementa por los gastos necesarios en que se incurra para tal fin. Si entre el valor por el cual se recibe el bien y el valor de la obligación resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar. En caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

Con la entrada en vigencia de la Circular Externa 046 de octubre 16 de 2001, deben constituirse provisiones individuales sobre toda clase de bienes recibidos en pago, equivalentes a la máxima pérdida esperada en la posterior venta a partir de la recepción del bien y en todo caso a partir del 30 de junio de 2002, se deberá mantener provisiones por este concepto equivalentes al 40% del valor comercial cuando se trate de bienes inmuebles no destinados para la vivienda, y del 30% cuando corresponda a bienes destinados para la vivienda, calculados de la siguiente manera:

Para bienes no destinados a vivienda

$$\frac{\text{40\% del Valor Comercial} - \text{Provisión Observada}}{\text{Número de meses restantes (30 junio 2002)}}$$

Para bienes destinados a vivienda

$$\frac{\text{30\% del Valor Comercial} - \text{Provisión Observada}}{\text{Número de meses restantes (30 junio 2002)}}$$

Tanto los bienes inmuebles destinados a vivienda, como los no destinados, deben actualizarse de acuerdo con lo dispuesto en el capítulo III de la Circular básica contable y financiera; en el evento en que el valor de la actualización sea superior al valor en libros, la diferencia se registrará como superávit por valoración.

Cuando el valor de la actualización sea menor al valor en libros, la diferencia afectará en primer instancia el superávit por valoración del respectivo inmueble hasta agotarlo, y a partir de ahí el estado de resultados a título de provisión por riesgo de mercado.

Antes de la vigencia de la Circular Externa 032 y 046 de 2001, las provisiones estaban reguladas por la Circular Externa 070 de octubre de 2000, de la siguiente manera:

1) Si se trataba de un bien inmueble y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 80% del valor del bien dentro de los 18 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión debía hacerse en 18 alícuotas mensuales iguales.

Si el valor comercial del inmueble no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia debía llevarse de inmediato al estado de resultados de la entidad y el 80% del valor del inmueble debía provisionarse dentro de los 18 meses siguientes contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión se hará en 18 alícuotas mensuales iguales.

2) Si se trataba de un bien inmueble destinado a vivienda y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 70% del valor del bien dentro de los 30 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión se hacía en 30 alícuotas mensuales iguales.

Si el valor comercial del inmueble destinado a vivienda no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia se llevaba de inmediato al estado de resultados de la entidad y el 70% del valor del inmueble se provisionaba dentro de los 30 meses contados a partir del séptimo mes en que se perfeccionara la dación en pago. Tal provisión debía hacerse en 30 cuotas mensuales iguales.

3) Si se trataba de un bien mueble y su valor comercial al momento de la dación era igual o superior al saldo insoluto de la deuda no provisionada, debía provisionarse el 100% del valor del bien dentro de los 24 meses contados a partir de la fecha de la dación en alícuotas mensuales iguales.

Si el valor comercial del bien mueble no alcanzaba a cubrir el saldo insoluto de la deuda no provisionada, la diferencia

se llevaba de inmediato al estado de resultados de la entidad y el 100% del valor del mueble se provisionaba dentro de los 24 meses contados a partir de la fecha de la dación en alícuotas mensuales iguales.

En cualquier caso la autorización de la Superintendencia Bancaria para prorrogar el plazo de enajenación de los bienes recibidos en dación de pago no significaba una ampliación del plazo para constituir provisiones ni tampoco para reversar las que estuvieran constituidas.

4) Las provisiones de los bienes que habían sido recibidos en pago antes del 1° de julio de 1999 se hacían de la siguiente manera:

a. Durante los primeros dos años contados a partir de la fecha de la dación, podían mantenerse en los balances por el valor en que estaban contabilizados al 30 de junio de 1999 y sin constituir provisiones. Vencido dicho término se comenzaban a provisionar dentro de los dos (2) años siguientes en alícuotas mensuales hasta completar el ochenta por ciento (80%) del valor del bien, tratándose de inmuebles, o el cien por ciento (100%), en caso de bienes muebles.

b. Los bienes respecto de los cuales se habían otorgado prórrogas para su venta por parte de la Superintendencia Bancaria, se provisionaban dentro del término de la prórroga en el veinticinco por ciento (25%) del valor del bien y dentro del año siguiente debían provisionarse hasta completar el ochenta por ciento (80%) del valor del bien, en el caso de inmuebles, o el cien por ciento (100%), en el caso de muebles.

Los bienes que se encontraban provisionados en el 75% de su valor, al 30 de junio del 2000 debían tener una provisión equivalente al ochenta por ciento (80%) del valor del bien, tratándose de inmuebles, o el cien por ciento (100%), en caso de bienes muebles.

h) Aceptaciones Bancarias
Las aceptaciones bancarias son títulos emitidos por entidades financieras para ser pagadas a los beneficiarios dentro de un plazo que no debe exceder 360 días. Sólo pueden originarse en transacciones de importación y exportación de bienes o de compraventa de bienes muebles en el país. En el momento de la emisión de la aceptación, su valor es contabilizado por la Corporación simultáneamente en el Activo y en el Pasivo. Los valores registrados en el activo son evaluados por riesgo de crédito de acuerdo con los procedimientos generales de Evaluación de Cartera de créditos.

i) Contratos a término y de futuros (Forward agreements)

Valoración y Contabilización de Derivados
La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las Operaciones de Derivados:
•Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiene la reglamentación propia de la Bolsa.

•En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados
Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia
Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado
Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte
A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de esta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales
Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídicos
El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración
Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Bancaria con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados
Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

j) Propiedades, Equipo y Depreciación
Las propiedades y equipo son registrados al costo, y se ajustaban mensualmente por inflación, desde el 1 de enero de 1992 hasta el 31 de diciembre de 2000, las ventas y retiros de tales activos se descargan por el respectivo valor neto ajustado en libros y las diferencias entre el precio de venta y el valor neto ajustado en libros se llevan a los resultados del año.

La depreciación de propiedades y equipos se efectúa usando el método de línea recta con base en la vida útil de los mismos a las tasas anuales del 5% para edificios (oficinas en propiedad horizontal), 10% para muebles y enseres y equipos de oficina, 20% para vehículos y equipos de cómputo.

Los desembolsos por concepto de mejoras cuyo objeto es aumentar la eficiencia o incrementar la vida útil de los activos, al igual que las incorporaciones realizadas se capitalizan. Las erogaciones que se realizan para atender su mantenimiento y reparación, relacionadas con su conservación, se contabilizan como gastos del ejercicio en que se producen.

k) Otros Activos, neto
Este rubro, representa partidas monetarias tales como intereses causados sobre financiaciones y avances, intereses en moneda legal, seguros y arrendamientos pagados por anticipado que se amortizan con base en su causación; incluye ciertas partidas tales como útiles y papelería que se amortizan con base en su consumo real.

Con fundamento en el articulo 326 del Estatuto Orgánico del sistema financiero, la Superintendencia Bancaria autorizó realizar los registros como cargo diferido, el valor correspondiente al impuesto para preservar la seguridad democrática, creado mediante el Decreto 1838 de 2002, liquidado tomando como base gravable el patrimonio liquido poseído por la Corporación a agosto 31 de 2002, el cual se debe amortizar en alícuotas mensuales iguales hasta junio de 2003. El efecto registrado por la Corporación al 31 de diciembre de 2002 es de $2,256,983.

Igualmente se registran las pérdidas generadas en la valoración de inversiones registradas en la fecha de aplicación de la Circular Externa 033 y que se originaron exclusivamente por efecto de los cambios introducidos por la misma sobre la valoración de los títulos de deuda externa, los cuales se vienen amortizando en alícuotas diarias a partir de septiembre 1 de 2002 y hasta el 30 de junio de 2003. El efecto registrado por la Corporación al 31 de diciembre de 2002 es de $6,984,314.

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo con el acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones, así como para los límites legales.

l) Valorizaciones (Desvalorizaciones) de Activos, Neto
Las valorizaciones (desvalorizaciones) de ciertos activos, que incrementan o disminuyen el patrimonio de los accionistas son determinados por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades, b) Para las inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotización en bolsa. En el evento en que el valor de mercado o el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla y el exceso se registra como un superávit por valorización. En el caso de que este valor sea menor, se debe afectar en primera instancia el superávit por valorización de la correspondiente inversión hasta agotarlo y el exceso se debe registrar como una desvalorización de la respectiva inversión, c) en relación con los bienes recibidos en pago de obligaciones, solamente se registran valorizaciones dentro de los plazos establecidos para la enajenación de dichos bienes, las cuales se revierten cuando el bien recibido en pago es objeto de provisión, de conformidad con las normas expuestas en bienes recibidos en pago de obligaciones.

Durante el año 2001, las valorizaciones (desvalorizaciones) por: a) excesos de avalúos comerciales, establecidos por avaluadores independientes, sobre el valor neto ajustado en libros de propiedades, b) Para las inversiones no negociables de renta variable corresponde a la diferencia entre el valor del mercado actual y el último valor registrado. Cuando este último es menor que el valor de mercado, la diferencia se contabiliza en superávit por valorizaciones; cuando ocurra lo contrario, la reducción afecta en primera instancia el superávit de tal inversión hasta agotarlo y sólo a partir de ese momento afecta el estado de resultados a título de provisión. c) A partir del 1 de octubre de 1998 para las inversiones permanentes en el evento en que el valor del mercado sea superior al costo por el cual se encuentra registrada la inversión, la diferencia se registra como superávit por valorización, en caso contrario la diferencia afectará en primera instancia el superávit por valorización de la correspondiente inversión hasta agotarlo y a partir de ahí la diferencia se registra como una desvalorización de la respectiva inversión dentro del patrimonio de la entidad. El valor de mercado de las inversiones no negociables o permanentes de baja bursatilidad es determinado con base en el valor intrínseco calculado usando estados financieros hasta con 12 meses de antigüedad y el de inversiones permanentes de alta bursatilidad con base en el promedio de su cotización en la bolsa de valores tomando el promedio de las 10 últimas transacciones, para lo que se tiene en cuenta algunos parámetros adicionales establecidos por la Superintendencia Bancaria.

m) Ingresos Anticipados
Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de Cartera de Créditos; estos intereses se amortizan a resultados con base en su causación.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

n) Pasivos Laborales
Los pasivos laborales, se contabilizan mensualmente y se ajustan al fin de cada año con base en las disposiciones legales y los convenios laborales vigentes.

o) Pensión de Jubilación
El Instituto de Seguros Sociales (ISS) y otras entidades autorizadas por ley (desde 1994) reciben contribuciones de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales, la Corporación adquirió el pasivo pensional de la Compañía Agropecuaria e Industrial Pajonales S.A. desde el 1 de enero de 1992.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2002, se hizo contemplando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001, no obstante para la constitución de la reserva correspondiente al año 2001, no fueron tenidos en cuenta, en razón a la disposición de la Superintendencia con respecto a su aprobación previa antes de la entrada en vigencia del citado Decreto.

p) Impuesto sobre la Renta
El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio liquido gravable.

q) Prima en colocación de acciones
La prima en colocación de acciones es acreditada a la reserva legal la cual es parte de las utilidades retenidas.

r) Cuentas Contingentes y de Orden
Se contabilizan como cuentas contingentes los valores de los créditos otorgados y no desembolsados, los avales y garantías otorgados, las opciones de compra y ventas de pesos divisas y otras obligaciones contingentes, los efectos y valores recibidos y enviados para su cobro, los bienes y valores recibidos en garantía, los bienes y los valores recibidos y entregados en custodia, los activos castigados, los intereses no cobrados de Cartera de Créditos y de Consumo vencidos, así como los correspondientes a los créditos calificados en las diferentes categorías, los activos castigados y otros valores. También se llevan en cuentas de orden las diferencias entre los valores fiscales de activos, pasivos y patrimonio y los ajustes por inflación de los saldos contables y el valor fiscal de los activos y el patrimonio.

s) Estados de flujo de efectivo
Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año o (pérdida) y el efectivo provisto por las actividades de operación.

t) Ganancia (pérdida) neta por acción
La ganancia (pérdida) neta por acción se calcula dividiendo la ganancia (pérdida) neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

u) Estado de cambios en la posición financiera
Con la expedición de la Circular Externa 067 de diciembre 28 de 2001, la Superintendencia eliminó para las entidades financieras la inclusión del estado de cambios en la situación financiera entre los estados financieros básicos.

v) Consolidación
De acuerdo con disposiciones legales, los estados financieros que se acompañan no consolidan activos, pasivos, patrimonio y resultado de las compañías subordinadas en la cual tiene una participación superior al 50% del capital suscrito y pagado. Estos estados financieros que son considerados de propósito general, son presentados a la asamblea de accionistas y son los que sirven de base para la distribución de dividendos y otras apropiaciones. Sin embargo, por requerimientos legales, la Corporación está obligada a presentar adicionalmente estados financieros consolidados a la asamblea de accionistas para su aprobación.

3. CAMBIO EN POLITICAS CONTABLES

Las normas establecidas por la Superintendencia Bancaria que son de general aceptación para las entidades vigiladas por ésta, presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia que aplican para los comerciantes; las principales son:

a) Inversiones
La Superintendencia, a través de la Circular Externa 033 de agosto 3 de 2002, introdujo cambios para la clasificación, calificación, valoración y registro de las inversiones. Este cambio afecta la comparabilidad de los estados financieros.

b) Cartera de Créditos
Como se explica en la nota 2, y de conformidad con las instrucciones de la Superintendencia contempladas en la Circular Externa 011 de 2002, modificó la clasificación, calificación y evaluación de la cartera de créditos. Este cambio afecta la comparabilidad de los estados financieros.

4. DISPONIBLE

Los recursos disponibles de la Corporación son de alta liquidez; los únicos fondos sujetos a restricción son los depósitos en el Banco de la República, que de acuerdo con la Resolución Externa 028 de 1998, 19 y 22 de 1999 de la Junta Directiva del Banco de la república establece que las entidades financieras deberán constituir depósitos en dicho Banco a título de encaje como protección a cada depósito o exigibilidad en los porcentajes establecidos en las citadas resoluciones.

	2002	2001
Moneda Legal		
Depósitos en el Banco de la República	16,189,549	12,748,876
Depósitos en otros bancos del país	18,374,026	13,184,729
	34,563,575	25,883,605
Moneda Extranjera		
Caja	21,000	19,316
Banco de la República	14,918	81,619
Corresponsales Extranjeros	1,784,383	6,319,661
	1,820,301	6,420,596
	36,383,876	32,304,201
(-) Provisión	(17,480)	-
	36,366,396	32,304,201

No existen restricciones adicionales para la utilización del disponible.

Las conciliaciones bancarias al 31 de diciembre de 2002 y 2001, incluyen partidas con más de 30 días pendientes de corresponder entre si, para el año 2002 se encuentran debidamente provisionadas.

5. FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA

	2002	2001
Compromisos de Reventa Inversiones	825,000	-
Compromisos de Reventa Cartera	300,000	17,071,060
Fondos Interbancarios Vendidos	19,722,382	4,152,044
	20,847,382	21,223,104

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días. Las tasas utilizadas en estas operaciones durante el año 2002 oscilaron entre el 15.0% y 3.20%; y en el año 2001 entre el 18.44% y 8.44%.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los años 2002 y 2001 no se presentaron incumplimientos.

6. TITULOS PARTICIPATIVOS

Empresa		Número de acciones	Calificación al 2002	Porcentaje poseído al 2002	Costo Ajustado
NO NEGOCIABLES					
Acerías Paz del Río		25,669,117	E-100%	0.25%	22,492
Agrotimbío S.A.		547,005	A	26.50%	1,317,971
Apex S.A.		7,821,000	C	94.95%	18,404,191
Banco Davivienda		19,772	A	0.06%	391,423
Banco Popular		14,100	A	0.00%	1,298
Bladex S.A		2,138	A	0.01%	59,873
C.F.V. Energy Corporate					
C.I. Valle Trade S.A.		739,020	A	94.81%	8,393,618
C.I. Yumbo S.A.		11,001	A	0.00%	11,311
Caliescali.com S.A.	3	17,520	D -50%	1.74%	17,520
Caribu Internacional S.A.				0.00%	
Casa de Bolsa S.A.		186,996	A	20.00%	761,205
CFV Bahamas		6,019,000	A	100.00%	16,942,823
Cia. de Inversiones del Valle S.A.		134,078,685	A	92.93%	18,683,054
Cia Agrop. e Ind. Pajonales S.A.		836,160	A	94.51%	22,065,379
Colmotores S.A.		38,496	A	0.12%	78,936
Colombina S.A.	1	32,683,321	A	7.59%	15,596,215
Comercializadora Fabricato y Tejicóndor S.A.		34,504	A	0.47%	50,446
Compañía Aguas de Colombia S.A.		560,000	D -50%	20.00%	1,096,747
Concesionaria Tibitoc S.A. E.S.P		8,246,415	A	33.33%	8,982,185
Corporación Andina de Fomento		10	A	0.00%	232,228
Deceval S.A.		7,806	A	3.33%	578,596
Desarrollos Empresariales Caucanos S.A.					
Desmotadora del Norte de Tolima S.A.		232,014	A	92.81%	1,587,794
Fiduciaria del Valle S.A.		12,543,714	A	94.49%	10,925,802
Futbolred.com S.A.	3	90,000	A	30.00%	331,593
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617
IBC Solutions	3	1,318,352	A	20.87%	3,711,016
Inducarbón S.A.		2,528	E-100%	0.09%	1,121
Industrias Lehner S.A.		87,466	B	0.55%	102,776
Ingenio La Cabaña S.A.		320,671	A	2.78%	6,323,852
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87,146
Inversiones Holguín Hurtado & Cía S.A.		199,846	C	1.69%	1,036,517
Inversiones Mayagüez S.A.		279,846	A	2.85%	2,391,579
Inversiones de Energía y Gas S.A.	4	413,945	B	48.97%	36,473,223
Leasing del Valle S.A.		56,646,393	A	94.50%	10,769,265
Lloreda S.A.	1	392,512,757	C	53.83%	125,700,206
Mayagüez S.A.		279,846	A	0.58%	683,893
Mavalle Ltda					
Molino Pajonales S.A.		27,841	A	92.80%	1,571,656
N. Hurtado & Cía S.A.		2,364,953	C	8.98%	3,414,259
Pesa S.A.	4	12,701,237	B	94.32%	116,410,771
Pesa S.A. (Boceas)	4				
Pizano S.A.		1,036,665	C -80%	2.00%	1,642,850
Prodesal S.A.		31,495,745	A	64.50%	39,019,145
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862
Productora de Cauchos S.A.					
Promotora de Energía y Gas S.A.	4	113,945	B	20.90%	11,619,231
Proyectos de Infraestructura S.A.		10,080,498	A	29.03%	18,397,616
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,209,888
Siderúrgica del Pacífico S.A.		1,388,293	B	2.54%	572,425
Sociedad Hotelera Cien Internacional S.A.		133,393	A	0.39%	59,744
Sociedad Portuaria de Buenaventura S.A.					
Tablemac S.A.		376,818,054	B	2.94%	520,008
Telecomunicaciones Satelitales - Telesat S.A.		1,284	A	1.39%	42,554
Textiles Fabricato Tejicóndor S.A.		119,766,118	A	2.62%	3,119,907
Valle Bursátiles S.A.		134,277	A	1.33%	4,467
TOTAL NO NEGOCIABLES					553,970,294
Negociables					
Banco de Bogotá		1,190	A	0.00%	8,330
Banco de Occidente		342,786	A	0.27%	1,816,766
Banco Popular			A		
Cadenalco S.A.			A		
Cementos Paz del Rio S.A.		96,279	A	0.08%	224,342
Cementos del Caribe S.A.	1	13,043	A	0.41%	90,523
Cementos del Valle S.A.	1	1,049,326	A	0.91%	5,925,219
Desarrollos Empresariales Caucanos S,A.		1,006,768	A	4.85%	1,389,055
Fiduoccidente - Occirenta			A		
Industrias Lehner S.A.	5		E		
Pizano S.A.	5		D		
Promigas S.A.		16,912,380	A	14.02%	109,812,760
Fondos Comunes Ordinarios					2,111,631
					121,378,626
PERMANENTES					
Cementos del Caribe S.A.	1				
Cementos del Valle S.A.	1				
Colombina S.A.	1				
Lloreda S.A.	1				
TOTAL PERMANENTES					
TOTAL INVERSIONES DE RENTA VARIABLE					675,348,920

(1) Con la entrada en vigencia de la CE-033/02 desde el mes de septiembre de 2002, se realizó reclasificación de inversiones , ya no aplica inversiones permanentes las cuales se tr
(3) Son consideradas empresas de reciente creación, por tal razón el valor de mercado y el costo de adquisición son iguales
(4) Se valora de manera integral con la Central Hidroeléctrica de Betania
(5) En el año 2002, se convirtieron los boceas que se tenían de estas compañías y las acciones se clasificaron como disponibles para la venta

AÑO 2002			AÑO 2001			
Valor de mercado	Valorización	Provisiones	Costo Ajustado (1)	Valor de mercado	Valorización	Provisiones
		22,492	22,492			22,492
1,158,633	(159,338)		1,317,971	1,381,521	63,550	
19,505,027		2,800,170	18,404,191	21,794,233	3,390,042	
322,593		68,829	391,423	296,900		94,522
672		626	1,298	649		650
75,041	10,276		49,068	179,382	130,315	
			19,749,371	22,678,203	(99,475)	
10,566,700	2,173,082		8,393,618	13,498,688	5,105,070	
5,617	(5,694)		11,311	12,015	704	
3,391	(5,369)	8,759	292,000	292,000		145,999
			782,279			208,885
1,011,858	250,652		761,205	1,049,863	288,657	
16,965,120	22,297		13,885,231	12,364,104		1,521,126
20,551,581	1,868,527		18,683,054	21,830,691	3,147,638	
48,062,778	25,997,400		20,995,939	47,014,344	26,018,406	
322,436	243,499		78,936	246,254	167,318	
10,504,746	(5,091,469)					
104,876	54,429		50,446	171,760	121,313	
1,002,534	(28,823)	595,480	1,036,747	890,015		591,740
12,545,848	2,649,213		8,982,189	12,151,543	3,169,354	
305,416	73,187		190,319	242,225	51,905	
835,822	257,226		547,554	661,723	114,169	
			2,094,081	1,563,097		530,984
7,637,525	6,049,731		1,587,794	6,370,905	4,783,111	
15,748,507	2,883,154		10,925,802	16,572,330	5,646,528	
331,592	(177,812)		331,593	331,593		
70,611,218	30,313,602		40,297,617	65,733,717	25,436,100	
3,711,016			1,566,812	1,566,812		
871		1,121	1,121	871		1,121
89,361	(13,415)					
7,504,080	1,180,227		6,323,852	6,966,658	642,805	
1,197,620	511,664		87,146	1,122,003	473,855	
859,739	(61,115)	287,611	1,036,517	1,131,854	95,337	
2,236,193		155,385	2,391,579	2,091,124		300,455
	(2,405,866)					
23,787,520	11,827,555		10,769,265	25,005,984	14,236,719	
59,654,089	(26,146,595)	51,830,340				
791,791	107,897		683,893	575,834		108,060
6,111,485	4,539,829		1,571,656	5,668,578	4,096,923	
3,923,131		275,754	3,414,259	4,196,869	782,610	
(1)			12,795,608	16,977,721		
			103,895,760	103,895,760		
1,819,917		732,891	649,951	438,877		298,850
57,919,105	18,899,955		39,019,145	39,019,145		
525,057	270,195		808,677	1,552,050	743,373	
26,125,526	5,550,976		17,018,310	26,098,241	9,079,930	
3,215,867	5,980		3,209,888	2,966,787		243,099
667,602	95,177		572,425	604,157	31,732	
63,012	3,268		59,744	60,939	1,195	
			2,943,476	2,723,869		219,607
520,008						
42,786	232					
3,119,907			23,142	148,213	125,071	
6,950	2,484		2,867	5,404	2,537	
442,072,163	81,746,218	56,779,458	378,708,622	490,145,505	107,846,792	4,287,590
8,330			4,646	4,646		
1,816,766			1,016,247	1,016,247		
224,342			150,961	150,961		
90,523						
5,925,219						
1,389,055		274,543				
			136,644	136,644		
			102,777	102,777		30,361
			575,060	575,060		287,530
109,812,760			103,042,463	103,042,463		
2,111,631						
121,378,626		274,543	105,028,798	105,028,798		317,891
			2,767,821	2,583,462	(184,358)	
			3,938,875	3,295,687	(643,188)	
			10,951,213	10,249,163	(702,050)	
			125,700,206	96,346,181		51,830,341
			143,358,115	112,474,493	(1,529,596)	51,830,341
563,450,789	81,746,218	57,054,001	627,095,535	707,648,796	106,317,196	56,435,822

legociables y disponibles para la venta de acuerdo con los numerales

7. NEGOCIABLES EN TITULOS DE DEUDA Y PARA MANTENER HASTA EL VENCIMIENTO

	Tasa de Interés %	2002	Tasa de Interés %	2001
Negociables Títulos de Deuda				
EN MONEDA LEGAL				
Títulos de Tesorería TES	12.0 - 18.64	194,590,772	9.12 - 15.86	82,637,955
Títulos de Desarrollo Agropecuario Clase A	3.86 - 4.33	8,608,851	7.46 - 13.21	6,380,349
Títulos de Desarrollo Agropecuario Clase B	5.81 - 7.47	14,704,854	9.27 - 13.59	11,836,264
Certificados de Depósito a Término	7.61 – 16.36	4,839,575	10.91 - 15.21	3,120,552
Otros Títulos	0.71 – 9.32	18,666,466	1.52 - 14.16	12,470,138
Bonos Emitidos por Sociedades	8.51 – 23.99	54,653,029	11.61 - 20.18	60,317,207
Titularización	12.9 – 18.73	9,085,149	14.52 - 20.35	18,198,656
EN MONEDA EXTRANJERA				
Bonos Decreto 2003	7.35	72,366	2.66	442,479
Bonos Decreto 2004	5.29	59.654	6.98 - 8.09	4,156,942
Bonos Decreto 2005	7.35 – 11.66	2,029,070	7.81 - 8.16	16,636,796
Bonos Decreto 2006	8.14 – 11.07	321,684		-
Bonos Decreto 2008			10.91	43,602
Bonos Decreto 2010	10.09	609,676		-
Bonos Decreto 2010		-	8.74	9,876,167
Bonos Decreto 2012	10.24	2,938,886	10.34	16,128,989
Bono Distrito Capital		-	9.75	6,945,946
Títulos de Tesorería TES	6.98 – 7.61	30,981,177	4.91 - 9.37	44,006,233
Títulos Emitidos en el Exterior		11,225,071	5.46 - 17.63	19,875,904
Para mantener hasta el vencimiento				
EN MONEDA EXTRANJERA				
Bonos Decreto 2005	7.23	30,221,654		-
Bonos Decreto 2007	7.11	21,299,618	7.37	7,075,587
		404,907,552		320,149,766

Las anteriores inversiones fueron en el año 2002 calificadas por el riesgo de solvencia en categoría "A" a excepción de los bonos Emcali, Departamento del Valle y Municipio de Cali los cuales se encuentran calificados en "C" y provisionados en $27,347,845, en el 2001 Emcali fue clasificado en categoría "C" y registró una provisión por $6,920,000.

Según resoluciones 77 de 1990, y 29 de 1991 de la Junta Monetaria y 28 de 1992, 6, 11 y 13 de 1996 y 3 de 2000 de la Junta del Banco de la República, los establecimientos de crédito deben efectuar inversiones obligatorias en títulos emitidos por el Fondo para el Financiamiento del Sector Agropecuario FINAGRO. Asimismo, según el artículo 45 de la Ley 546 de 1999 establece que todos los establecimientos de crédito están sujetos y obligados a invertir en títulos de reducción de deuda - TRD – en el porcentaje establecido en la misma Ley y de acuerdo con el procedimiento descrito para tal efecto por la Superintendencia en la Circular Externa 053 de 2000.

No existen restricciones económicas o jurídicas sobre el portafolio de inversiones.

8. PROVISIONES PARA PROTECCION DE INVERSIONES

Al 31 de diciembre la Corporación evaluó la totalidad de las inversiones de acuerdo con las disposiciones de la Superintendencia en relación con el riesgo de solvencia y provisionó las calificadas en las categorías C, D y E, que corresponden a Inversiones de riesgo superior al normal:

	Calificación	Provisión 2002	Provisión 2001
TITULOS PARTICIPATIVOS			
Riesgo Apreciable	C	55,811,103	52,127,000
Riesgo Significativo	D	604,240	878,538
Incobrable	E	23,614	53,724
Otras Provisiones		615,045	3,376,561
Total Provisiones en Títulos Participativos		57,054,002	56,435,823
TITULOS DE DEUDA			
Riesgo Apreciable	C	27,347,845	6,920,000
Total Provisiones		84,401,847	63,355,823

9. CARTERA DE CREDITOS Y ACEPTACIONES BANCARIAS

CARTERA DE CREDITOS A DICIEMBRE 31 DE 2002 (Expresado en miles de Pesos)
El saldo de la cartera de créditos a diciembre 31 comprendía

	2002	2001
Clientes	930,940,107	918,682,920
Accionistas y Administradores	14,414,558	500,000
	945,354,665	919,182,920
Aceptaciones Bancarias		-
		877,356
	945,354,665	920,060,276

La cartera de credito de acuerdo con el vencimiento se clasifico así

	2002	2001
Garantías Admisible Cartera Comercial		
Vigente	635,553,091	528,390,321
Vencida hasta 12 meses	5,453,405	17,810,178
Vencida más de 12 meses	75,342	3,396,059
Vencida más de 24 meses	6,616,361	4,122,602
	647,698,199	553,719,160
Otras Garantías Cartera Comercia		
Vigente	295,897,282	364,792,380
Vencida hasta 12 meses	1,759,184	397,303
Vencida más de 12 meses	-	-
	297,656,466	365,189,683
Cartera Hipotecaria para Vivienda		
Vigente	-	192,625
Vencida hasta 12 meses	-	16,716
Vencida más de 12 meses	-	64,736
	-	274,077
Aceptaciones Bancarias	-	877,356
	945,354,665	920,060,276

Para el año 2002, los créditos otorgados para vivienda y consumo de los ex-empleados fueron reclasificados a la cuenta 1950, según *lo contemplado en la Circular Externa 051 de octubre 31 de 2001.*

La cartera de créditos de la Corporación incluye préstamos otorgados con recursos provenientes de cupos de crédito, líneas especiales de crédito, empréstitos externos, líneas de crédito contratadas con organismos internacionales, así como de fondos de carácter financiero administrados por el Banco de la República.

Las aceptaciones bancarias durante el año 2002 y 2001 no presentaron incumplimientos o reclasificaciones a aceptaciones después del plazo.

A continuación se detalla la composición de la cartera de créditos por zonas, calificación y sectores económicos.

CARTERA DE CREDITOS POR ZONA Y CALIFICACIÓN

			2,002			
Zona	**Capital**	**A y B**	**C**	**D**	**E**	**Participación**
Valle	498,643,568	440,222,068	2,162,536	38,825,933	17,433,031	52.75%
Bogotá	254,654,102	241,724,818	2,977,168	3,935,526	6,016,590	26.94%
Medellin	95,852,482	85,919,671	8,592,315	1,340,497	0	10.14%
Barranquilla	96,204,512	87,084,082	1,758,333	65,203	7,296,894	10.18%
	945,354,665	**854,950,638**	**15,490,353**	**44,167,159**	**30,746,515**	**100.00%**

CARTERA DE CRÉDITOS POR ZONA Y CALIFICACIÓN

2,001

Zona	Capital	A y B	C	D	E	Participación
Valle	501,504,852	430,629,432	1,680,130	64,973,262	4,222,028	54.56%
Bogotá	229,845,268	218,511,174	2,988,509	1,324,003	7,021,582	25.01%
Medellin	102,517,783	93,151,717	7,832,688	1,533,379	0	11.15%
Barranquilla	85,315,017	81,136,319	1,741,317	1,946,875	490,505	9.28%
	919,182,920	823,428,641	14,242,644	69,777,519	11,734,115	100.00%

COMPOSICIÓN DE LA CARTERA DE CRÉDITOS POR SECTOR ECONÓMICO

Sector	A Y B	C	D	E	Concentración
Agroindustrial	75,909,805				8.03%
Agropecuario	6,205,909	1,879,336	579,628	3,575,558	1.29%
Agua	3,166,267				0.33%
Alimentos y Bebidas	85,182,499	18,572			9.01%
Bienes Inmuebles	10,000,000				1.06%
Caucho	420,000				0.04%
Comercio y Distribuidores	115,736,978				12.24%
Construccion	11,158,161		21,463,776		3.45%
Entidades de Servicios	15,818,212	208,335	1,324,003		1.84%
Entidades Públicas	51,472,406		19,381,239	20,922,068	9.71%
Explotación de Minas y Canteras	6,731,453				0.71%
Financiero	101,128,666				10.70%
Hotelería y Turismo	9,850,922	1,500,000			1.20%
Industria Manufacturera	15,281,653		78,017		1.62%
Infraestructura	9,219,045				0.98%
Instituciones Educativas	6,589,381				0.70%
Madera	6,998,569			896,532	0.84%
Otros	1,416,083				0.15%
Papel cartón y Editoriales	59,676,687	1,052,034	1,340,497		6.57%
Petróleo, Gas Natural y Vapor	48,112,219				5.09%
Plástico	32,554,036				3.44%
Químico	60,922,653				6.44%
Salud	9,337,734	1,241,055			1.12%
Sector Automotriz	16,185,313				1.71%
Siderúrgica y otros metales	19,347,267	17,864			2.05%
Silvicultura, Caza y Pesca	1,311,889				0.14%
Telecomunicaciones	59,758,233			2,414,006	6.58%
Textiles, Cuero y otras confecciones	6,659,860	9,556,141		1,393,852	1.86%
Transporte	8,798,735	17,016		1,544,500	1.10%
	854,950,637	15,490,352	44,167,160	30,746,516	100.00%

CARTERA POR SECTOR Y CALIFICACIÓN AÑO 2001

Sector	A y B	C	D	E	Concentración
Agropecuario, caza y Pesca	9,885,886	1,406,977	579,628	4,787,494	1.81%
Alimentos y Bebidas	155,142,051		70,000	490,506	16.94%
Caucho, Plástico, Petróleo, Gas y Energía	120,384,881				13.10%
Construccion	46,776,961		21,463,776		7.42%
Entidades de Servicios	84,514,860		43,278,432		13.90%
Financiero, Seguros Bienes imnuebles	54,841,039		1,324,003		6.11%
Hotelería y Turismo	10,603,396	1,669,186			1.34%
Madera	6,465,236			1,536,893	0.87%
Otros	70,284,160	10,944	48,266	1,403,536	7.81%
Papel cartón y Editoriales	62,664,717		1,340,497	2,572,261	7.24%
Químico	95,195,466		415,822	943,425	10.50%
Siderúrgica y otros metales	24,703,366	17,864			2.69%
Textiles, cuero y otras confecciones	13,799,547	11,137,673	1,257,096		2.85%
Transporte y Telecomunicaciones	68,167,075				7.42%
	823,428,642	14,242,644	69,777,520	11,734,115	100.00%

Al 31 de diciembre de 2002, la cartera se clasificó de acuerdo con las garantías así:

31 de Diciembre de 2002

					PROVISIÓN		
	Capital	Intereses	Otros Conceptos	Garantía Admisible	Capital	Intereses	Otros Conceptos
1- COMERCIAL							
A - Normal	771,189,624	24,976,787	13,551,843	961,366,894	41,255	9,902	166,466
B - Aceptable	83,761,013	990,554	194	130,064,668	647,805	13,645	238
C - Apreciable	15,490,354	105,230	-	25,947,672	3,487,072	171,882	-
D - Significativo	44,167,159	249,339	57,519	61,153,429	10,540,934	168,410	57,170
E - Irrecuperable	30,746,515	4,032,277	268	56,861,726	23,246,085	3,786,543	268
Otros	-			-	-	-	-
Subtotal	945,354,665	30,354,187	13,609,824	1,235,394,389	37,963,151	4,150,382	224,142
TOTAL GARANTIAS				1,235,394,389			

Creditos Reestructurados

					PROVISIÓN		
Conceptos	Capital	Intereses	Otros Conceptos	Garantía Admisible	Capital	Intereses	Otros
A - Normal	117,189,686	17,622,293	3,316	183,647,606	-	-	-
B - Aceptable	65,961,921	872,048	23,309	108,636,387	453,482	12,461	235
C - Apreciable	13,029,630	63,598	-	17,539,640	3,107,950	63,598	-
D - Significativo	44,167,159	249,339	57,170	61,151,325	10,540,934	164,230	57,170
E - Irrecuperable	27,095,615	4,029,127	268	56,591,531	19,654,448	3,857,475	268
	267,444,012	22,836,405	84,063	427,566,489	33,756,814	4,097,764	57,673

Creditos con Acuerdos Informales, Extraconcordatarios y en Trámite de Concurso

					PROVISIÓN		
Conceptos	Capital	Intereses	Otros Conceptos	Garantía Admisible	Capital	Intereses	Otros
B - Aceptable	585,981	149	-	-	320,240	-	
C - Apreciable	162,536	4,399	-	221,650	99,742	4,399	-
E - Irrecuperable	3,575,558	-		36,220	3,575,558	-	
	4,324,075	4,548	-	257,870	3,995,540	4,399	-

Al 31 de diciembre de 2001, la cartera se clasificó de acuerdo con las garantías así:

	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
1- COMERCIAL							
A - Normal	676,590,981	19,043,365	12,495,099	565,675,194	7,490,566	154,322	2,419,196
B - Aceptable	145,031,239	5,800,730	29,560	194,690,454	5,959,719	105,221	296
C - Deficiente	14,231,700	54,035	5,537	11,350,895	2,654,469	29,273	5,537
D - Difícil Cobro	71,374,655	1,407,820	64,374	74,660,057	30,505,376	1,278,230	64,374
E - Irrecuperable	11,564,710	265,105	15,604	5,691,743	10,749,208	265,290	15,604
Subtotal	918,793,285	26,571,055	12,610,173	852,068,343	57,359,338	1,832,336	2,505,006
2- CONSUMO							
A - Normal	37,019	105	-	73,100	-	-	-
B - Aceptable	11,113	155	-	13,000	20	2	-
C - Deficiente	1,620	-	-	8,800	-	-	-
D - Difícil Cobro	476	13	-	6,300	-	13	-
E - Irrecuperable	65,331	9,847	-	60,115	61,338	9,865	-
Subtotal	115,559	10,120	-	161,315	61,359	9,880	-
2- HIPOTECARIA							
A - Normal	137,337	511	-	343,218	-	-	-
B - Aceptable	1,500	-	-	12,000	-	-	-
C - Deficiente	9,324	-	-	30,574	-	-	-
D - Difícil Cobro	21,842	739	-	36,940	717	699	40
E - Irrecuperable	104,074	9,876	-	160,955	61,236	9,876	-
Subtotal	274,077	11,125	-	583,687	61,953	10,575	40
TOTAL GARANTÍAS				852,813,345			

Créditos Reestructurados

Conceptos	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
A - Normal	74,279,594	11,770,299	8,470	104,249,245	-	-	
B - Aceptable	93,653,031	3,615,222	23,400	148,158,755	1,436,260	83,565	234
C - Deficiente	12,562,514	53,868	-	8,101,289	2,534,200	29,105	-
D - Difícil Cobro	73,869,347	1,297,349	94,569	57,081,907	22,215,654	1,391,918	94,569
E - Irrecuperable	2,427,913	2,056	15,604	911,291	2,397,491	17,660	15,604
	256,792,399	16,738,794	142,043	318,502,486	28,583,604	1,522,247	110,407

	Capital	Intereses	Otros Conceptos	Garantía Admisible	PROVISIÓN Capital	PROVISIÓN Intereses	PROVISIÓN Otros Conceptos
D - Difícil Cobro	475	202	-	-	250	-	
E - Irrecuperable	5,702	630	-	1,578,677	5,702	-	-
	6,177	832	-	1,578,677	5,952	-	-

Operación Colector
La Corporación realizó entre noviembre 30 y diciembre 29 de 1999, una vez aprobada por la Superintendencia, una operación colector, que consiste en la venta en firme a mediano o largo plazo de activos improductivos (cartera, bienes recibidos en pago de obligaciones, etc.) a una persona jurídica, formada en algunos casos por los mismos socios o vinculados a la Institución.

La Corporación efectuó venta de cartera por un total de $23.816.056, a la Compañía Invervalle S.A., empresa en la cual la Corporación participa en un 94.9% de su capital, las condiciones de la venta contemplaron un pago de contado por $6,141,086 y un crédito por $17,674,970 con un plazo de 10 años, amortizaciones a capital en 3 cuotas iguales a partir del séptimo año y una tasa de interés del IPC con adición de un punto porcentual cada dos años a partir del tercer año.

No se presentó recuperación de provisiones ni utilidad en la venta de cartera. El precio de venta fue establecido por su valor en libros.

Esta transacción generó ingresos en el año 2002 y 2001 por concepto de causación de intereses sobre el crédito otorgado por valor de $1,343,518 y $1,443,663.

La Compañía Invervalle S.A. canceló durante el año 2002 y 2001 intereses por $1,348,056 y $948,207 respectivamente, y realizó un pago anticipado a capital por $430,000 en el año 2001.

El crédito de la Compañía Inversiones del Valle S.A. se encuentra calificado en categoría de riesgo B (Aceptable).

10. PROVISION PARA CARTERA DE CREDITOS

El movimiento de la cuenta Provisión para Cartera de Créditos durante el año fue el siguiente:

	2002	2001
Saldo al principio del año	57,523,905	65,926,170
Provisión Cargada a Gastos	9,510,364	29,716,761
Recuperación de Provisiones (1)	(11,458,974)	(28,880,456)
Castigo de Cartera	(7,772,006)	(9,238,570)
Saldo al final del año	47,803,289	57,523,905

(1) Para el año 2002 corresponde principalmente a la venta de la cartera de Gonzalo Caicedo Toro por un valor de $4,060,142 la cual generó una pérdida de $5,665,656 que refleja en el resultado del ejercicio neto una pérdida por $1,605,514; Empresas Municipales de Cali $5,036,268 por pagos recibidos durante el año. Para el año 2001 corresponde principalmente a $19,870,000 por recuperación de la provisión sobre el crédito de Lloreda S.A., y cuyo valor fue trasladado como provisión para la protección de inversiones, en razón a la capitalización de las acreencias que efectuó la Corporación dentro del proceso de reestructuración bajo ley 550 de intervención económica solicitada por el cliente.

11. CUENTAS POR COBRAR, NETO

	2002	2001
Intereses y Comisiones	31,120,133	28,161,504
Dividendos y Participaciones	3,608,464	764,452
Pagos por Cuenta de Clientes	329,705	655,128
Venta de Bienes y Servicios (1)	2,458,456	2,625
Cheques Devueltos	500	3,705
Anticipo a Contratos	42,107	774,527
Varios en moneda extranjera	384,371	6,379,137
Otros menores (2)	7,694,745	2,461,395
	45,638,481	39,202,473
Menos: Provisión	6,518,596	6,742,205
	39,119,885	32,460,268

(1) Corresponden básicamente a operaciones de venta de los derechos fiduciario recibidos en dación de pago de obligaciones a Patrimonio Autónomo Fiduvalle $1,250,838; por venta a plazo de acciones a Proyectos Energéticos del Cauca por $700,000.

(2) Al 31 de diciembre de 2002, se registran deudores por *honorarios proyectos de infraestructura de los cuales los más* representativos son de Programa para las Naciones Unidas $948,249 y Empresas Públicas de Medellín $301,879; operación por venta Next Day por valor de $2,879,790; operación de Forward Non-delivery con Semek por valor de $982,250 el cual se encuentra provisionado; Banco de Occidente $707,934 correspondiente a gravamen financiero por el periodo del 20 de noviembre al 31 de diciembre pendiente de devolución porque corresponden a operaciones exentas., Productora de Hilados y Tejidos Única cartera recibida por la liquidación de Constructora Linares Ltda. por valor de $460,982 que se encuentra provisionada en su totalidad.

En el año 2001 corresponde a títulos valores vencidos y no liquidados por el emisor y que fueron castigados en el 2002 así:

- Al 31 de diciembre de 2001 figura en esta subcuenta un saldo por cobrar a cargo de E.D. Bombril por $4,768,717, la cual fue castigada en su totalidad en diciembre de 2002.

- Al 31 de diciembre de 2001, figura así mismo en esta subcuenta $311,488 de Interocean Investments Inc y $1,130,360 a cargo de Román Robayna, los cuales se encuentran totalmente provisionados, y fueron castigados en su totalidad en diciembre de 2002.

El movimiento de la cuenta Provisión para Cuentas por Cobrar durante el año fue el siguiente:

	2002	2001
Saldo al Principio del Año	6,742,205	14,722,255
Provisión Cargada a Gastos	6,353,101	4,526,535
Recuperación de Provisiones	(295,865)	(1,811,193)
Castigo de Cuentas por Cobrar (1)	(6,280,845)	(10,695,392)
	6,518,596	6,742,205

(1) El valor en el castigo de cuentas por cobrar está relacionado con lo mencionado en el numeral 1. anterior.

12. CONTRATOS A TERMINO Y DE FUTURO

	2002	2001
Derechos de venta	1,099,555,470	642,884,822
Obligaciones de venta	(1,130,090,167)	(622,366,144)
Derechos de compra	1,194,118,298	656,189,792
Obligaciones de compra	(1,156,275,954)	(671,861,351)
Derechos swaps	2,720,002,559	1.025.007.621
Obligaciones swaps	(2,719,665,914)	(1,024,395,594)
Utilidad Call sobre divisas	(7,611)	8,091
Utilidad Puts sobre divisas	-	(1,936,431)
	7,636,681	3,530,806

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	2002				2001			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	876,837,797	68.22%	814,205,391	65.92%	521,235,332	103.00%	490,725,324	91.12%
Títulos	78,336,570	107.18%	146,296,870	23.20%	37,811,548	75.37%	118,746,112	56.79%
	955,174,367	70.86%	960,502,261	57.60%	559,046,880	100.86%	609,471,436	103.19%
Obligaciones								
Divisas	888,882,050	71.61%	795,423,458	61.27%	517,969,139	100.66%	493,217,353	121.37%
Títulos	74,307,293	108.89%	145,904,245	22.37%	35,571,695	66.03%	119,227,623	57.07%
	963,189,343	74.01%	941,327,703	53.70%	553,540,834	98.00%	612,444,976	105.03%
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado promedio mensual	22,075,807	255.03%	20,979,530	303.03%	6,218,017	55.42%	5,205,403	27.35%

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que la conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita. Los plazos mínimos y máximos oscilaron entre 4 y 365 días durante el año terminado el 31 de diciembre de 2002 y entre 3 y 489 días durante el año terminado el 31 de diciembre de 2001. La administración de la Corporación ha definido políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

13. BIENES REALIZABLES Y RECIBIDOS EN PAGO DE OBLIGACIONES, NETO

	2002	2001
Bienes Realizables		
Bienes inmuebles	-	9,369,864
Recibidos en pago		
Bienes Inmuebles	59,772,043	59,846,968
Bienes Muebles	106,697	2,349,096
	59,878,740	62,196,064
Provisión para protección de bienes realizables	-	(57,473)
Provisión para protección de bienes recibidos en pago	(24,063,234)	(24,386,261)
	35,815,506	47,122,194

A continuación presentamos el detalle de los bienes recibidos en dación en pago que componen el saldo de esta cuenta:

CORPORACION FINANCIERA DEL VALLE S.A.
BIENES RECIBIDOS EN DACION DE PAGO
RELACION DE PROVISIONES- CIRCULAR EXTERNA 046
Diciembre de 2002

Deudor	Descripción del bien	Costo Ajustado	Provisión constituida	% de Part	Valor Avaluo	Fecha Avaluo
Liscano Hermanos	Inmueble - Cali	4,448,408	3,594,298	49.08%	1,423,517	Oct-01
Hilacol S.A.	Bodegas 5,6,7,8,9 Estac. A-B-C- Cra 50 #100-34 Stafe de Bogotá - Bodega 4 (80%)	5,711,369	3,969,719	47.4%-80%	2,902,750	May-00
Fundación Valle del Lí	Edificios A y B Centro Comercial Petecuy (Garajes y Locales)	3,615,795	3,048,163	100.00%	997,329	Sep-00
Celulosa del Valle S.A.	Terreno La Laguna , Corregimiento El Carmelo	3,467,625	2,941,140	58.60%	1,049,801	Oct-01
Vedescol	Lotes No. 1 y No. 2 Vía Guacarí -Buga-Margen Derecha - Guavitas	36,120	13,340	35.39%	39,813	Dec-99
Fundación Valle del Lí	Local 144 Centro Comercial Petecuy	302,052	223,193	100.00%	131,432	Sep-00
Fundación Valle del Lí	Mezanine Local 144	77,373	43,233	100.00%	56,900	Sep-00
Fundación Valle del Lí	Local 26 C.C.Petecuy	6,946	3,579	100.00%	5,612	Sep-00
Fundación Valle del Lí	Bodega 400	4,663	2,904	100.00%	2,932	Sep-00
Fundación Valle del Lí	Parqueadero 136	3,854	1,198	100.00%	5,000	Sep-00
Las Mañanitas Ltda	Lote en Yumbo	982,719	0	100.00%	2,113,567	Oct-01
Agropecuaria Calderón Merchán S.A.	Lotes 33 y 36 de la Parcelación Bosques de Calima	85,735	60,016	100.00%	42,865	Dec-99
Lloreda S.A.	Inmueble La Americana Cra 1B y 1D Cl 47 y 52 Cali	3,104,461	1,567,513	100.00%	2,561,579	Dec-01
Agropecuaria Calderón Merchán S.A.	7 Inmuebles en la Parcelación Bosques de Calima III Etapa	212,917	117,518	100.00%	158,997	Dec-99
Casa Color S.A.	Local No. 11	105,359	73,391	100.00%	53,280	Oct-01
Constructora Meléndez S.A.	Lote de terreno Manzana 62 Urbanización El Caney, I Etapa con área de 4.194.95 Mts2	434,926	196,572	100.00%	397,386	Apr-02
Constructora Meléndez S.A.	Lote No. 1 - 160.3 Mts2	23,692	10,712	100.00%	21,633	Apr-02
Lloreda S.A.	Parcelación El Rancho, Carrera 114 (Avenida Miramonte) Entre Cra 113A y Calle 9 (Av.Telescopio)	2,949,893	1,579,625	100.00%	2,283,781	Oct-01
Vizcaya Centro Comercial	Local Carrera 43A No. 16Sur- 31 Parqueadero 1 (Medellín) Edificio Corfivalle	316,545	108,058	100.00%	378,412	Dec-99
Constructora Meléndez S.A.	Lote 1 San Joaquin II	18,639,748	922,503	100.00%	29,528,742	Dec-01
Desarroladora Arboleda	Lote Interior #4 Agrupación Zona Franca de Bogotá Lote 35,Lote 135K,L,M	4,148,568	1,388,660	100.00%	5,051,127	Jul-02
Francoper	Calle 54 No. 25-81 Restaurante 1-178 Edificio Galeria Ciudadela Comercial	4,167,565	1,718,167	100.00%	4,082,330	Jul-02
Proyectos y Servicios de ING "P.S.I."	Lote de Terreno Cra 83 por Calle 27 Area de 909.60mts2 en la ciudad de Medellin	227,490	82,089	100.00%	272,880	May-01
Corructec	Casa Kra 35a oeste no.3-30 b. San fernando	233,002	84,367	100.00%	262,448	Apr-02
T.K.F. Engineering & Trading	Lote en Yumbo 1334.8 mts2 Acopi Cra 38 #11-95	421,277	87,051	100.00%	692,808	Nov-99
T.K.F. Engineering & Trading	Lote en Yumbo 2100. mts2 Acopi Cra 37 #11-104	745,304	195,328	100.00%	1,087,950	Dec-99
Susaeta Ediciones y Cía Ltda	Bodega Cra 43A # 49B-15 Envigado (Antioquia)	445,096	158,298	60.60%	510,896	Mar-00
T.K.F. Engineering & Trading	Equipos	23,759	23,759	100.00%	0	
Hugo Restrepo y Cía S. En C.	Ofic 601 cra 18 #88 17 Bogota	133,875	36,338	100.00%	191,250	Sep-00
Hugo Restrepo y Cía S. En C.	Ofic 602 cra 18 #88 17 Bogota	133,875	36,338	100.00%	191,250	Sep-00
Hugo Restrepo y Cía S. En C.	4 Garajes cra 18 #88 17 Bogota	18,200	4,940	100.00%	26,000	Sep-00
Hugo Restrepo y Cía S. En C.	2 Depositos cra 18 #88 17 Bogota	2,100	570	100.00%	3,000	Sep-00
C.I. Valle Trade S.A.	Locales 1-24; 1-25; Garajes 661,789,790	1,392,000	467,401	100.00%	1,689,998	Dec-01
Alfredo Steckerl e Hijos S.A.	Local Carrera 54 No. 70-15 Barranquilla	149,149	59,645	20.37%	149,174	Jun-00
Frutas del Trópico	Lote de terreno y construccion - La Pintada - Antioquia	52,071	14,043	5.15%	74,387	Sep-00
Ruedauto Ltda	Lote de terreno y construcción Calle 71 # 65-179 Barranquilla	89,447	43,262	30.79%	76,975	
Ruedauto Ltda	Maquinaria	82,938	33,173	30.79%	82,938	
Constructora Linares S.A.	Terrenos y construcciones 10 predios en Manizales	2,882,824	1,153,130	49.80%	4,217,951	Mar-99
TOTAL		59,878,740	24,063,234		62,818,690	

La administración de la Corporación actualmente adelanta las gestiones para la realización de estos bienes y espera que se realicen dentro de los plazos establecidos por la Superintendencia Bancaria, igualmente y en razón a la entrada en vigencia de la Circular Externa 046 de 2001, la Corporación se ajustó a lo citado en la mencionada Circular y estimó que la pérdida máxima esperada en la venta o realización de los bienes inmuebles en un valor equivalente al 40% del valor comercial determinado mediante el avalúo técnico actualizado.

La Corporación asignó al área de Banca Especial para que adelante las gestiones necesarias para la comercialización de estos bienes.

El costo financiero de poseer estos bienes considerados activos improductivos se ha estimado aproximadamente en $6,409,478 en el año 2002 y $7,548,332 en el año 2001.

La disminución por $4.305.892 corresponde a que estos bienes fueron reclasificados a la cuenta de propiedad planta y equipo.

14. PROPIEDADES Y EQUIPO, NETO

	2002	2001
Terrenos	4,337,650	1,274,178
Oficinas en Propiedad Horizontal	13,334,725	8,945,541
Muebles, Enseres, Equipos de Oficina y de Cómputo	9,595,345	9,672,050
Vehículos	216,855	211,952
	27,484,575	20,103,721
Depreciación Acumulada	(13,492,663)	(11,544,614)
Provisión Acumulada	(12,477)	(18,685)
	13,979,435	8,540,422

Por requerimiento de la Superintendencia Bancaria durante el *año 2002 fueron trasladados de la cuenta de bienes* realizables a propiedades y equipos activos que no están *siendo utilizados en el giro ordinario de las operaciones de la* Corporación y que se tienen para la venta. El valor del traslado fue de $4,305,892.

Las propiedades y equipos de la Corporación se encuentran debidamente amparados contra todo tipo de riesgo dependiendo de su naturaleza y por valores que cubren suficientemente cualquier contingencia de pérdida de los mismos, e igualmente se encuentran libres de todo gravamen.

Los avalúos de los bienes corresponden a los practicados en diciembre de 2000 y algunos actualizados en el año 2002 y que corresponden así:

	2002	2001
Terrenos y Oficinas en Propiedad Horizontal	21,915,689	13,493,461
Muebles, Enseres, Equipos de Oficina y de Cómputo	1,961,566	1,565,391
Vehículos	158,190	175,776
	24,035,445	15,234,628

Con un efecto en valorizaciones así:

	2002	2001
Terrenos y Oficinas en Propiedad Horizontal	9,292,298	6,446,624
Muebles, Enseres, Equipos de Oficina y de Cómputo	865,652	128,483
Vehículos	112,485	46,443
	10,270,435	6,621,550
Valorización trasladada a Bienes Realizables	-	1,753,461
	10,270,435	8,375,011

15. OTROS ACTIVOS, NETO

	2002	2001
Créditos a empleados y ex - empleados(1)	3.028.184	2,440,503
Saldos a favor en Impuestos por Anticipos y Retenciones	316,172	87,059
Derechos en Fideicomisos (2)	63,661,426	61,724,417
Intereses y otros pagados por anticipado (3)	12,058,119	2,616,529
Cartas de crédito pago diferido	-	11,572,563
Otros	4,964	1,857,012
	79,068,865	80,298,083
Provisión	(7,425,189)	(2,618,748)
	71,643,676	77,679,335

(1) Incluye préstamos por $1,364,554 (2001 en $1,262,790) para vivienda a cargo de empleados de la Corporación, respaldados con garantía hipotecaria. De acuerdo con la Circular Externa No. 100 de la Superintendencia, estos préstamos fueron calificados en categoría "A".

(2) Los saldos más representativos de la cuenta corresponden a:

	2002	2001
Fideicomiso para desarrollo inmobiliario	39,568,886	45,478,881
Fideicomiso bienes realizables y recibidos en dación de pago (a)	15,066,527	7,368,577
Fideicomiso de administración y venta de inversión (b)	8,671,552	8,522,498
Fideicomiso de administración de cartera	354,461	354,461
	63,661,426	61,724,417

a) Durante el año 2002 la Corporación recibió derechos fiduciarios como dación de pago de Procampo por valor de $5,923,500 y de Empresa Colombiana de Cables por $2,092,859.

b) En el año 2001 se constituye un fideicomiso de inversión con la compra de acciones de Prodesal S.A. a Smurfit Cartón de Colombia S.A. Y se cancela el encargo fiduciario que contenía las acciones de la compañía Lloreda S.A.. en razón al acuerdo de reestructuración firmado bajo la Ley 550 de Intervención Económica que incluye la capitalización por parte de la Corporación de la totalidad de las acreencias y su registro se efectúa como inversión permanente.

(3) El incremento presentado al 31 de diciembre de 2002 de la cuenta de intereses y otros pagos anticipados, corresponde a los cargos diferidos por el impuesto para preservar la seguridad democrática y la pérdida generada por el cambio del método de valoración de las inversiones, mencionado en la nota 2 k.

El movimiento de la cuenta de intereses y otros pagados por anticipado durante el año fue:

	2002	2001
Saldo al inicio del año	2,616,529	3,219,651
Cargos del período	41,631,772	17,884,419
Amortizaciones durante el año	(32,190,182)	(18,487,541)
Saldo al final del año	12,058,119	2,616,529

16. VALORIZACIONES DE ACTIVOS, NETO

	2002	2001
Inversiones		
Valorizaciones	115,841,714	107,846,792
desvalorizaciones	(34,095,496)	(1,529,596)
	81,746,218	106,317,196
Propiedades y Equipos, incluye Bienes Realizables	10,270,436	8,375,011
Derechos en fideicomisos de Inversiones Títulos Participativos	18,506,419	-
	110,523,073	114,692,207

17. DEPOSITOS Y EXIGIBILIDADES

	2002	2001
Moneda Legal		
Certificados con Vencimiento inferior a seis meses	482,458,247	379,846,704
Certificados con Vencimiento entre seis meses e inferiores a un Año	132,645,385	155,462,798
Certificados con Vencimiento igual o superior a un año	232,889,240	172,682,082
Cuentas de ahorro	29,058,307	421,026
Sobregiros Bancarios	3,460,248	6,925,855
Otros Depósitos	424,334	594,637
	880,935,761	715,933,102

Los certificados de depósito a término en moneda legal devengaron intereses cuyas tasas fluctuaron en el año 2002 entre el 7.49% y el 13.30% anual y en el año 2001 entre el 6.25% y el 15.55% anual; con vencimientos antes de un año, pero no inferiores a 3 meses y prorrogables a voluntad del depositante.

18. FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA

	2002	2001
Compromisos de Recompra de Inversiones Negociadas	129,074,654	108,144,708
Fondos Interbancarios Comprados	44,886,721	17,247,547
	173,961,375	125,392,255

Estos fondos son utilizados para atender necesidades transitorias de liquidez y las tasas fluctuaron durante el año 2002 entre el 1.00% y el 11.81% anual y en el año 2001 entre el 6,81% y el 14.71% anual.

Las garantías que respaldan estas obligaciones están representadas en inversiones voluntarias de liquidez y cartera de créditos.

19. CREDITOS BANCARIOS Y OTRAS OBLIGACIONES FINANCIERAS

	Tasa de Interés Anual %	2002	Tasa de Interés Anual %	2001
MONEDA LEGAL				
Corriente				
Finagro (1)	7.98-8.82	12,885,505	7.78-13.17	34,406,806
Banco Interamericano de Desarrollo (BID) (2)		-	12.87-12.87	21,000
Banco de Comercio Exterior (Bancoldex) (3)	6.54-9.83	86,568,269	6.35-13.93	72,506,363
Instituto de Fomento Industrial (IFI) (4)	2.08-12.53	8,947,000	5.60-16.12	19,594,152
Findeter	9.05-9.05	451,000		-
		108,851,774		126,528,321
No Corriente				
Finagro (1)	7.49-10.06	82,376,868	11.04-12.57	106,927,204
Banco de Comercio Exterior (Bancoldex) (3)	6.54-11.04	185,556,837	9.93-14.26	151,819,805
Findeter (5)	8.98-10.23	61,808,486	12.51-13.94	61,351,221
Instituto de Fomento Industrial (IFI) (4)	2.08-12.53	14,044,246	5.78-17.38	31,733,400
		343,786,437		351,831,630
Total moneda legal		452,638,211		478,359,951
MONEDA EXTRANJERA				
Corriente				
Bancoldex (3)	2.21-4.13	85,312,217	2.88-5.43	67,900,063
Financiaciones por Aceptaciones y/o Avances	1.65-2.88	152,053,439	2.05-7.00	119,106,758
BID 562	3.14-3.57	1,010,511		-
BIRF 3321	2.84-3.66	1,094,472		-
		239,470,639		187,006,821
No Corriente				
Bancoldex (3)	6.54-11.04	8,135,632	4.62-6.48	9,903,229
Financiaciones por Aceptaciones y/o Avances	1.65-5.04	35,914,765	2.20-5.10	88,715,756
Instituto de Fomento Industrial (IFI) (4)		-	9.10-9.10	486,871
Banco Interamericano de Desarrollo (BID) (2)		-	3.76-4.65	2,484,469
Banco Internacional de Reconstrucción y Fomento (BIRF) (6)	2.43-3.25	2,786,306	3.03-5.09	7,464,385
		46,836,703		109,054,710
Total moneda extranjera		286,307,342		296,061,531
		738,945,553		774,421,482

El gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganadería, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades del gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo por parte de los clientes y se efectúa un análisis del crédito de acuerdo con las políticas de la Corporación. Una vez aprobado el crédito la Corporación solicita a las entidades del gobierno respectivas los fondos que van a ser entregados a los clientes. Estos dineros son entregados por dichas entidades a la Corporación una vez se elabore y apruebe el estudio.

El riesgo del crédito es asumido en su totalidad por la Corporación.
(1) Los préstamos concedidos por la Corporación a través de FINAGRO deberán ser destinados a pequeños y medianos productores para la financiación de capital de trabajo y adquisición de maquinaria y equipo que sean aplicados al desarrollo de actividades o proyectos agropecuarios. Son redescontables por el 80% de su valor.

(2) Los préstamos concedidos por la Corporación a través de la línea BID se deberán utilizar principalmente en la importación de maquinaria, equipo y materiales que vayan a formar parte de los activos fijos de empresas industriales, mineras, agroindustriales, de la construcción y del turismo. Son redescontables por el 70% de su valor.

(3) Los préstamos concedidos por la Corporación a través de la línea BANCOLDEX deberán ser destinados a la financiación de capital de trabajo de personas naturales o jurídicas dedicadas a producir y/o comercializar bienes que se destinen a exportaciones no tradicionales o a producir materias primas cuando participen en exportaciones conjuntas. Igualmente pueden destinarse a la capitalización de empresas del sector exportador que adelanten proyectos de inversión fija. Son redes contables por el 80% y 100% de su valor.

(4) Los recursos concedidos a través de la línea IFI se podrán destinar para inversión fija, capital de trabajo y/o capitalización empresarial, tanto en importación de bienes de capital, como para el desarrollo de los proyectos de inversión que contemplen inversión fija en moneda local y/o capital de trabajo, con un plazo hasta 7 años y período de gracia flexible según normas cambiarias.

(5) Los préstamos concedidos por la Corporación a través de FINDETER deberán ser destinados principalmente para inversión social de los municipios. Son redescontables por el 65% de su valor.

(6) La linea BIRF fue abierta con el fin de conceder créditos para el desarrollo económico de empresas de control privado mediante los convenios de préstamos firmados a través del Banco de la República. Son redescontables en el 80%, 85% o el 100% de su valor.

Los vencimientos por años de las obligaciones a largo plazo al 31 de diciembre son como sigue:

	2002	2001
2002	-	313,535,141
2003	348,322,413	164,952,531
2004	112,961,512	103,145,666
2005	104,025,128	47,695,254
2006	64,604,271	145,092,890
2007 en adelante	109,032,229	
	738,945,553	774,421,482

Estas obligaciones están respaldadas con garantía personal, correspondientes a los pagarés de la cartera de crédito redescontada otorgada a clientes.

20. CUENTAS POR PAGAR

	2002	2001
Intereses de Créditos de Bancos y Otras Obligaciones Financieras	6,228,694	9,164,242
Intereses de Certificados de Depósito a Término	9,130,926	11,932,796
Títulos de Inversión en Circulación	82,616	110,601
Retenciones y Aportes Laborales	1,806,270	1,162,926
Intereses de Fondos Interbancarios Comprados y Pactos de recompra	229,146	410,203
Otros Impuestos	362,359	643,663
Prometientes compradores (1)	1,146,826	7,015,256
Otras (2)	6,388,149	1,771,007
	25,374,986	32,210,694

(1) Al 31 de diciembre de 2002, el saldo está compuesto principalmente por abonos recibidos sobre compra de acciones de Proenca S.A. por parte de Ingenio La Cabaña S.A. $600,725 y sobre compra de bien recibido en pago por valor de $140,000; al 31 de diciembre de 2001, corresponde en un 97.18% a la compra a plazos de acciones de Prodesal S.A. a Smurfit Cartón Colombia S.A., la cual fue cancelada en diciembre de 2002.

(2) A diciembre de 2002, el saldo lo conforman: la venta de next day por $2,814,890 operación reglamentada en el Artículo 4 de la Resolución 4 de 1999, emitida por la Junta Directiva del Banco de la República; $1,869,588 a la DIAN correspondiente a cuotas pendientes del impuesto a la seguridad democrática y Concesionaria Tibitoc S.A, $700,000 por anticipo recibido, entre otros.

21. TITULOS DE INVERSIÓN EN CIRCULACIÓN

Emisión	Monto Autorizado	Monto Emitido	Valor Nominal	Saldo a Dic.2002	Saldo a Dic.2001
1996	100,000,000	100,000,000	100	-	10,000
1999	100,000,000	100,000,000	1,000	8,145,000	9,984,000
				8,145,000	9,994,000

La tasa de interés para estos títulos varía entre el DTF y el DTF + 6 vencida o anticipada; los plazos de vencimiento oscilan entre 3 y 5 años.

22. PROVISION PARA IMPUESTO SOBRE LA RENTA

La tarifa nominal del impuesto sobre la renta aplicable a la Corporación para el año 2002 y 2001 fue del 35%.

El cargo a resultados por impuesto sobre la renta fue como sigue:

	2002	2001
Corriente	7,200,000	5,541,330

A continuación se muestra la conciliación entre la renta gravable y la utilidad antes de impuesto sobre la renta y la determinación de los impuestos correspondientes a los años terminados al 31 de Diciembre:

	2002	2001
Pérdida antes de Impuesto sobre la Renta	(16,493,012)	(21,956,322)
Más (menos)- Provisiones no deducibles, neto	3,199,338	25,478,844
Corrección monetaria contable y fiscal	15,253,301	0
Donaciones	3,205,397	2,826,419
Valoración de Inversiones de Renta Variable, neto	(17,703,480)	(19,699,660)
Dividendos inversiones negociables, neto	(19,731,874)	(18,346,532)
Otros	(65,265,241)	(10,385,752)
Utilidad en venta de inversiones	62,690,873	(3,489,078)
Total Pérdida Fiscal	(34,844,698)	(45,572,081)
Renta Gravable Presuntiva (1)	25,686,469	20,664,431
Impuesto sobre la Renta (Sobre el mayor valor entre Renta Líquida y Renta Gravable Presuntiva)	35%	35%
Gasto Provisión para Impuesto sobre la Renta	9,003,802	7,232,551
Menos: Descuentos	1,803,802	1,691,221
Provisión para impuesto sobre la renta	7,200,000	5,541,330

(1) Las normas fiscales vigentes establecen que la Renta Gravable para el año 2002 debe ser al menos el 6% del Patrimonio Líquido Gravable, y del 5% para el año 2001.

Las declaraciones de renta de los años 2001 y 2000 están sujetas a revisión y aceptación por parte de las autoridades fiscales. La administración de la Corporación y sus asesores legales consideran que no se presentarán diferencias de importancia en relación con los pasivos constituidos en caso de revisión de las declaraciones por parte de las autoridades tributarias.

Impuesto para Preservar la Seguridad Democrática
La Corporación realizó el pago del impuesto para Preservar la Seguridad Democrática, durante el año 2002, lo correspondiente a las tres primeras cuotas, el cálculo del mismo se efectuó tomando como base el patrimonio líquido a agosto de 2002.

23. OTROS PASIVOS

El saldo de otros pasivos al 31 de diciembre se descompone así:

	2002	2001
Ingresos anticipados (1)		
Saldo a principio del año	7,745,410	4,034,943
Abonos del año	19,781,891	10,756,220
Amortización acreditada al ingreso	(9,501,025)	(7,045,753)
Saldo al final del año	18,026,276	7,745,410
Obligaciones laborales		
Cesantías	255,111	227,159
Intereses sobre cesantías	51,084	47,105
Vacaciones	838,670	575,424
Prima de Vacaciones	176,258	159,173
	1,321,123	1,008,861
Impuesto de renta	2,664,432	2,327,210
Otros		
Litigios en proceso ejecutivo (2)	-	1,743,000
Pasivo pensional Caipa	3,736,806	3,543,850
Otras provisiones	-	991,231
Cartas de crédito de pago diferido	-	11,572,563
Intereses generados en procesos de reestructuración (3)	2,812,329	2,494,578
Impuesto Industria y Comercio	788,491	294,792
Otros	2,677,314	1,790,043
	10,014,940	22,430,057
	32,026,771	33,511,538

(1) Los plazos de amortización de los ingresos anticipados, correspondientes a los intereses de los créditos con modalidad anticipada, descuentos de cartera y operaciones factoring oscilan entre 30 y 150 días.

(2) Ver nota 34.

(3) Corresponde a los intereses a cargo de clientes que por acuerdos de reestructuración han sido capitalizados y que según con lo dispuesto en la Circular 100 de 1995 de la Superintendencia deben amortizarse al ingreso en la medida que efectivamente sean cancelados y recaudados por caja.

Pensiones de Jubilación
El número de pensionados que hacen parte del cálculo actuarial es de 75 personas, conformados por 74 hombres y 1 mujer.

Pensionados directos de la Corporación : 1
Pensionados por compra del pasivo pensional de Caipa : 74

El actuario se encuentra totalmente amortizado

	2002	2001
Monto total del cálculo actuarial	4,775,257	4,517,050
Amortización del período		0
Valor pensiones pagadas en el año	107,816	100,139
Valor acumulado de amortización	0	0
Porcentaje de amortización	100%	100%

24. CAPITAL SUSCRITO Y PAGADO

El capital autorizado de la Corporación al 31 de diciembre de 2002 y 2001 comprende 80,000,000 de acciones de valor nominal de $10 cada una. Al cierre de 2002 y 2001, 66,024,347 están suscritas y pagadas respectivamente y se descomponen en 56,725,353 ordinarias y 9,298,994 preferenciales.

Las acciones con dividendo preferencial y sin derecho a voto (acciones preferenciales) se colocaron en el año 1993 a $5,000 cada una, devengan un dividendo mínimo del 2% anual del precio de suscripción inicial en pesos colombianos ajustable cada año en una suma equivalente al 100% del IPC. Los dividendos de esta clase de acciones no podrá ser inferior al de las acciones ordinarias.

La Asamblea General de Accionistas mediante Acta No. 051 de marzo 5 de 2001 aprobó enjugar pérdidas de ejercicios anteriores por $31,747,876 liberando prima en colocación de acciones por $31,747,876.

La conformación del capital al 31 de diciembre es como sigue:

	2002	2001
Acciones Ordinarias	567,253	567,253
Acciones Preferenciales	92,990	92,990
	660,243	660,243

25. GANANCIAS ACUMULADAS APROPIADAS Y SUPERAVIT POR REVALORIZACION DEL PATRIMONIO

Reservas

	2002	2001
Reserva Legal		
Por apropiación de utilidades líquidas	41,809,447	41,809,447
Por prima en colocación de acciones	65,990,200	87,946,518
	107,799,647	129,755,965
Reservas ocasionales		
A disposición de la Junta Directiva	65,606	65,606
No distribuible Art. 42 Ley 75/86	311,792	311,792
No distribuible valoración de inversiones negociables	87,071,696	87,071,696
	87,449,094	87,449,094
	195,248,741	217,205,059

Legal
De acuerdo con disposiciones legales, el 10% de la ganancia neta de la Corporación en cada ejercicio debe ser apropiado como reserva legal, hasta que el saldo de ésta sea equivalente por lo menos al 50% del capital suscrito. Sólo será procedente la reducción de la reserva legal cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores o cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

Otras Reservas
De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

Las reservas ocasionales de la Junta, para beneficencia y donaciones y no distribuibles, Artículo 42 Ley 75/86 son de libre disposición de los accionistas.

Dividendos Decretados
Debido a las pérdidas registradas en el año 2001, la Corporación no decretó dividendos, por lo tanto el dividendo correspondiente al año 2001 sobre las acciones preferenciales se acumuló para ser pagado de las utilidades del ejercicio del año 2002, después de destinar cualquier suma legalmente que se requiere para formar la reserva legal.

Superávit por revalorización del patrimonio
Se abonó hasta el 31 de diciembre de 2000 a esta cuenta, con cargo a resultados, ajustes por inflación de los saldos de las cuentas de patrimonio. El valor reflejado en esta cuenta no podrá distribuirse como utilidad a los accionistas hasta tanto se liquide la Corporación o se capitalice tal valor.

26. CUENTAS CONTINGENTES Y DE ORDEN

	2002	2001
Cuentas Contingentes Acreedoras		
Avales	3,550,064	24,942,200
Garantías Bancarias	42,876,665	15,730,808
Cartas de Crédito no utilizadas	15,955,243	11,895,709
Créditos Aprobados no desembolsados	5,560,409	4,105,257
Obligaciones en Opciones	714,833	130,665,863
Dividendos acumulados acciones preferenciales	12,156,687	6,094,073
Otras	3,648,000	5,544,254
	84,461,901	198,978,164
Cuentas Contingentes Deudoras		
Intereses de Cartera de Créditos	22,177,427	24,040,336
Derechos en Opciones	707,222	128,712,308
Exceso Renta Presuntiva	152,349,360	131,539,353
Otras contingencias	188,407	-
Perdidas fiscales por amortizar	108,157,417	121,556,279
	283,579,833	405,848,276
Cuentas de Orden Deudoras		
Bienes y Valores entregados en Garantía	515,893,718	238,468,527
Cheques Negociados Impagados	6,839,718	5,593,030
Activos Castigados	76,659,807	72,769,326
Intereses Capitalizados Cartera de Créditos Vencidos	1,898,745	1,055,852
Títulos de Inversión no Colocados	56,870,000	56,870,000
Títulos de Inversión Amortizados	367,555,978	365,706,978
Ajustes por Inflación Activos	113,694,639	115,332,710
Distribución Capital Suscrito y Pagado	660,243	660,243
Créditos a Accionistas y Vinculados Económicos	12,502,481	12,963,779
Nuevos préstamos de Cartera Agropecuaria	220,000	5,188,000
Créditos a Matriz, Filiales y Subsidiarias	6,792,291	-
Propiedades y Equipo Totalmente Depreciados	4,682,788	3,790,299
Diferencia entre Valor Fiscal y Contable de Activos	2,083,761,504	1,937,597,733
Ajuste por inflación activos no monetarios (CE-047/01)	-	27,047,307
Títulos Garantizados por la Nación	290,784,159	96,331,181
Provisión Personas en Situación Concordataria	3,999,942	11,055,473
Títulos Garantizados por el Banco de la República	6,341	4,128
Títulos Aceptados Establecimientos de Crédito	8,540,766	259,987,405
Operaciones recíprocas con matrices	53,510,578	76,077,226
Operaciones recíprocas que afectan gastos	548,087	1,847,365
Otras cuentas de orden deudoras	220,485,239	258,048,329
	3,825,907,024	3,546,394,891
Cuentas de Orden Acreedoras		
Bienes y Valores Recibidos en Custodia	60,817,540	60,833,384
Bienes y Valores Recibidos en Garantía Otras	61,255,091	56,968,615
Bienes y Valores Recibidos en Garantía para Futuros Créditos	45,072,895	894,640,331
Bienes y Valores Recibidos en Garantía Idónea	1,205,953,363	689,885,319
Cobranzas Recibidas	1,914,625	844,710
Garantías Pendientes de Cancelar	16,989,320	-
Ajuste por Inflación Patrimonio	185,057,638	185,057,638
Capitalización y Revalorización	131,245,905	131,245,905
Diferencia entre Valor Fiscal y Contable del Patrimonio	394,478,436	466,778,506
Ajuste por inflación Patrimonio (CE-047/01)	-	16,230,194
Calificación Cartera Comercial Idónea	682,055,482	640,111,915
Calificación Cartera Comercial Otras Garantías	302,549,139	310,945,836
Calificación Cartera Consumo Admisible	-	120,451
Calificación Cartera Consumo Otras Garantías	-	5,228
Calificación Cartera de Vivienda	-	285,202
Operaciones recíprocas con matrices	1,372,337	1,834,802
Operaciones recíprocas que afectan ingresos	10,669,767	11,253,437
Operaciones recíprocas que afectan patrimonio	14,710,709	-
Otras Cuentas de Orden Acreedoras	38,421,800	23,816,283
	3,152,564,047	3,490,857,758
	7,346,512,805	7,642,079,087

27. OTROS EGRESOS e INGRESOS, NETO

Al 31 de diciembre los otros ingresos se descomponen así:

	2002	2001
Utilidad en venta de bienes recibidos en pago (neto)	2,056,217	575,959
Pérdida en venta de propiedades (neto)	(19,892)	(21,500)
Arrendamientos	706,514	516,884
Recuperación seguro de depósitos	75,735	815,569
Pérdida en venta de cartera (neto) (1)	(6,559,260)	
Otros (neto)	(339,131)	4,845
	(4,079,817)	1,891,757

(1) Corresponde a operación de venta de cartera a cargo del señor Gonzalo Caicedo Toro al señor Guillermo López E. por $5,665,657; y venta de cartera a cargo del cliente Incel México a Taurus México por $ 968,551.

28. GASTOS ADMINISTRATIVOS Y OTROS

Al 31 de Diciembre los gastos administrativos se descomponen así:

	2002	2001
Seguros	4,606,365	3,994,664
Impuestos distintos de renta	5,196,644	3,606,583
Depreciación de propiedades y equipo	1,259,576	1,038,118
Contribuciones	1,188,761	1,044,688
Propagandas y publicaciones	869,607	1,039,811
Servicios públicos	1,452,887	1,367,033
Administración y mantenimiento de edificios	427,872	418,072
Honorarios	2,852,614	2,137,527
Arrendamientos	900,799	1,167,620
Amortización de cargos diferidos	1,114,667	495,374
Gastos de viaje y transporte	953,806	848,706
Papelería	284,907	359,768
Procesamiento electrónico de datos	17,598	18,700
Provisión contingencia Textiles El Cedro (1)	4,070,218	-
Donaciones	3,205,396	2,826,419
Servicios de vigilancia y temporales	164,751	166,268
Relaciones públicas	202,324	195,474
Gasto Iva no descontable	868,608	1,085,028
Suscripciones	470,479	378,703
Pensiones Caipa	793,533	293,717
Gastos mantenimiento	345,760	413,173
Capacitación personal	231,079	243,875
Cafetería y restaurante	47,774	210,688
Otros	1,077,988	689,067
	32,604,013	24,039,076

(1) Conforme al auto 440-18329 expedido por la Superintendencia de Sociedades, fue condenada la Corporación para el pago de la demanda interpuesta por los trabajadores de Textiles el Cedro S.A.

29. COMPAÑIAS FILIALES

La Corporación tiene inversión mayoritaria directa en las siguientes compañías:

Nombre	% Poseído 2002	2001
Apex S.A.	94.95	94.95
C.F.V. Energy Corporation (1)	-	25.55
C.I. Valle Trade S.A.	94.81	94.81
Cofivalle Finance (Bahamas) Limited	100.00	100.00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94.50
Compañía de Inversiones del Valle S.A.	92.93	92.93
Desmotadora del Norte del Tolima S.A.	92.81	92.81
Hoteles Estelar de Colombia S.A.	84.26	84.26
Leasing del Valle S.A.	94.50	94.50
Molino Pajonales S.A.	92.81	92.81
Proyectos de Energía S.A.	94.32	96.62
Fiduciaria del Valle S.A.	94.49	94.49
Inversiones de Energía y Gas S.A. (1)	48.97	-
Promotora de Energía y Gas S.A. (1)	20.90	-
Lloreda S.A. (2)	53.82	53.83
Prodesal S.A. (2)	94.60	94.60

(1) Ver nota 30, en lo pertinente a Inversiones.

(2) La participación mayoritaria se adquirió durante el año 2001 en Lloreda S.A., por dación en pago y capitalización de acreencias por acuerdo de reestructuración Ley 550 en el mes de octubre; Prodesal S.A. por compra directa en los meses de junio y agosto.

30.OPERACIONES CON ACCIONISTAS Y ADMINISTRADORES

OBLIGACIONES A CARGO DE ACCIONISTAS Y VINCULADOS.

El movimiento de los préstamos otorgados a los accionistas y vinculados durante el año 2002 y 2001 es como sigue:

AÑO 2002	ACCIONISTAS DIRECTIVA	JUNTA LEGALES	REPRESENTANTES
ACTIVOS	21,215,342		60,548
PASIVOS	30,209,229	14,994	198,192
Transacciones:			
INGRESOS	9,177,222	-	4,095
GASTOS	13,033,706	133,214	11,867

AÑO 2001	ACCIONISTAS DIRECTIVA	JUNTA LEGALES	REPRESENTANTES
ACTIVOS	35,084,124		54,112
PASIVOS	342,166	10,962	239,381
Transacciones:			
INGRESOS	3,320,331	667	4,935
GASTOS	145,669	95,242	41,112

Incluye operaciones activas de crédito de aquellos accionistas que poseen menos del 10% del capital social y su saldo supera el 5% del patrimonio técnico.

Las características de las anteriores operaciones no difieren de las realizadas con terceros y como respaldo de los préstamos concedidos, la Corporación posee Garantías Hipotecarias y Prendarias, según el caso, sobre bienes cuyo valor comercial cubre el monto de los créditos otorgados adicionalmente. Los anteriores créditos se encuentran dentro de los límites previstos por la ley.

OPERACIONES CON COMPAÑIAS VINCULADAS

Las compañías vinculadas según la definición de la administración, son las filiales, subsidiarias y vinculadas económicas. A continuación se detallan los saldos y compromisos por cobrar con compañías vinculadas:

Cartera de créditos:

	2002	2001
C.F.V. Energy Corporation (1)	-	60,240,872
C.I. Valle Trade S.A.	17,160,615	14,690,928
Cía Agropecuaria e Industrial Pajonales	-	137,680
Compañía de Inversiones del Valle S.A. Intervalle	15,962,481	15,962,481
Desmotadora del Norte del Tolima S.A.	-	682,875
Fiduvalle S.A.	-	3,554
Hoteles Estelar S.A.	6,730,000	6,730,000
Leasing del Valle S.A.	6,792,291	5,028,564
Inversiones de Energía y Gas S.A. (1)	23,074,767	-
Molino Pajonales S.A.	277,349	332,805
Promotora de Energía y Gas S.A. (1)	47,756,632	-
Productos Derivados de la Sal S.A.	948,924	-
Valle Bursátiles S.A.	157,740	157,740
	118,860,799	103,967,499

Ver (1) en Nota 30

Cuentas por cobrar:

	2002	2001
C.I. Valle Trade S.A.	360,068	491,555
Cía Agropecuaria e Industrial Pajonales S.A.	708,810	425,286
Compañía de Inversiones del Valle S.A. Invervalle	350,582	74,485
Fiduciaria del Valle S.A.	11,659	-
Hoteles Estelar S.A.	2,695,552	1,789,894
Leasing del Valle S.A.	148,884	197,471
Molino Pajonales S.A.	14,134	795
Prodesal S.A.	449,608	20
Valle Bursátiles S.A.	8,094	6,432
	4,747,391	2,985,938

Inversiones:

	2002	2001
Apex S.A.	18,404,191	18,404,191
C.F.V. Energy Corporation (1)	-	19,749,371
Casa de Bolsa S,.A.	761,205	-
C.I. Valle Trade S.A.	8,393,618	8,393,618
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,378	20,995,939
Cofivalle Finance (Bahamas) Limited	16,942,823	23,126,897
Compañía de Inversiones del Valle S.A.Invervalle	18,683,054	18,683,054
Desmotadora del Norte del Tolima S.A.	1,587,794	1,587,794
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Inversiones de Energía y Gas S.A. (1)	36,473,222	-
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	10,769,265	10,769,265
Lloreda S.A. (1)	125,700,206	125,700,206
Molino Pajonales S.A.	1,571,656	1,571,656
Promotora de Energía y Gas S.A. (1)	11,619,230	-
Prodesal S.A. (1)	39,019,145	38,519,145
Proyectos de Energía S.A.	116,410,771	116,691,367
Valle Bursátiles S.A.	4,467	-
	479,629,444	455,415,922

(1) Ver nota 29

Durante el año 2002 La Corporación adquirió inversión en la compañía Inversiones de Energía y Gas S.A, empresa que se fusionó con C.F.V. Energy Corporation , y a su vez se escindió creando a Promotora de Energía y Gas S.A por lo tanto las obligaciones que tenía C.F.V. Energy quedaron en cabeza de estas dos nuevas compañías. Durante el año 2001 se registraron operaciones activas de crédito por Usd$ 7.9 millones con la subordinada C.F.V. Energy, quien igualmente recibió aportes de capital por parte de nuestra filial PESA S.A. capitalizando 23.872 acciones por Usd$23.8 millones

Durante el ejercicio de 2001 se efectuó capitalización de las siguientes compañías, adquiriendo de esta manera el control accionario Lloreda S.A de 252.762.643 acciones por $63,230.6 millones, Prodesal S.A. de 29.396.032 acciones por $17,037.0 millones; igualmente se capitalizó en 28.707 acciones por $1,627.7 millones en la Compañía Agropecuaria e Industrial Pajonales S.A., se suscribieron 10.389.576 bonos obligatoriamente convertibles en acciones por $103,895.8 millones en la filial Proyectos de Energía S.A., se recibieron dividendos de 13.554.393 acciones producto de la capitalización de la reserva legal de la filial Leasing del Valle S.A. por $7,454.9 millones.

A continuación presentamos algunas cifras importante reflejadas en los estados financieros de nuestras filiales:

Filiales y Subordinadas

Principales Cifras a Diciembre 31 de 2002

Cifras expresadas en Millones de Pesos

Empresa	Activos	Pasivos	Patrimonio	Resultados
Apex S.A.Consolidado	21,751	1,104	20,647	146
Pesa Consolidado	233,523	113,361	120,162	(11,766)
C.I. Valle Trade S.A. (Consolidado)	71,607	58,141	13,466	469
Cofivalle Finance (Bahamas) Limited	91,801	74,715	17,086	1,872
Compañía Agropecuaria Industrial Pajonales S.A.	58,610	5,950	52,660	878
Compañía de Inversiones del Valle S.A.	41,306	20,580	20,726	(1,994)
Desmotadora del Norte del Tolima S.A.	12,842	4,066	8,775	43
Hoteles Estelar de Colombia S.A.	107,628	23,305	84,323	850
Leasing del Valle S.A.	160,730	135,136	25,594	1,740
Molino Pajonales S.A.	13,229	5,962	7,267	39
Fiduciaria del Valle S.A.	19,232	2,158	17,074	1,638
Lloreda S.A.	270,104	159,990	110,114	(32,054)
Prodesal S.A. Consolidado	101,437	11,998	89,439	6,556
Valle Bursátiles	745	216	529	24
Totales	1,204,544	616,681	587,862	(31,558)

31. REQUERIMIENTOS LEGALES

Transacciones en moneda extranjera

Las corporaciones están autorizadas para negociar libremente y mantener una posición en moneda extranjera, determinada por la sumatoria de los activos menos los pasivos en moneda extranjera más los derechos menos las obligaciones en moneda extranjera registrados en cuentas contingentes la cual no podrá ser inferior al 5% ni exceder del 20% de su patrimonio técnico, teniendo en cuenta que para el mes a liquidar se deberá tomar el patrimonio técnico de dos meses atrás.

En el caso de estados financieros de corte de ejercicio, o cuando no se haya realizado el reporte a la Superintendencia, el patrimonio técnico que servirá de base para el mencionado cálculo corresponderá al de los estados financieros más recientemente reportados.

Sustancialmente, todos los activos y pasivos en moneda extranjera de la Corporación son mantenidos en dólares estadounidenses.

La posición propia en moneda extranjera de la Corporación, determinada por la diferencia entre activos y pasivos en moneda extranjera, con base en las Circulares Externas 24, 52 de 1992, incorporadas en la Circular Externa 100 de 1995, y posteriores modificaciones (37 de 1996 y 40 y 66 de 1999) emitidas por la Superintendencia, al 31 de Diciembre estaba conformada así:

	2002		2001	
	Equivalente en		Equivalente en	
	Miles de US$	Miles de Pesos	Miles de US$	Miles de Pesos
Activos	118,953	334,840,324	170,340	392,958,667
Pasivos	112,899	317,799,624	138,118	318,623,412
	6,054	17,040,700	32,222	74,335,255

Relación de solvencia

El patrimonio técnico de las Corporaciones Financieras en Colombia no puede ser inferior al 9% del total de sus activos y contingencias de crédito ponderadas por niveles de riesgo. Al 31 de diciembre de 2002 y 2001 el patrimonio técnico de la Corporación representaba el 11.44% y 14.21% respectivamente, de sus activos y contingencias de crédito ponderados por nivel de riesgo.

Inversiones

De acuerdo con el Estatuto Orgánico del Sector Financiero y normas de la Superintendencia Bancaria, las inversiones que realicen las Corporaciones Financieras en sociedades no podrán exceder en ningún momento el valor que resulte de sumar el capital pagado, reservas patrimoniales, revalorización del patrimonio y depósitos y exigibilidades a más de un (1) año de plazo. Al 31 de diciembre de 2002 y 2001 la Corporación estaba cumpliendo con este requerimiento.

Controles de Ley

Durante el 2002 la Corporación dio cumplimiento a los diferentes requerimientos de ley en materia de encaje, posición propia, capitales mínimos, relación de solvencia, inversiones obligatorias y demás, certificando que al cierre del mencionado ejercicio no existe ni se tiene conocimiento de plan de ajuste alguno al cual deba someterse por incumplimiento de alguna disposición.

32. REVELACIÓN DE RIESGOS

Criterios y procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado. En dicha gestión se consideran los riesgos de liquidez, de tasa de interés y de tasa de cambio y los criterios contemplados en la Circular Externa 100 de 1995, lo cual constituye la base para constituir provisiones que cubran dichos riesgos. Al 31 de diciembre del año 2001 y 2000, la Corporación estableció que no era necesario registrar provisión alguna por dichos conceptos.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito y de mercado ha planteado a la Superintendencia Bancaria y la Corporación en creciente medida desafíos a los

que se ha de hacer frente mediante nuevos principios en cuanto a la gestión y medición del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando gestión de riesgos para adaptarlas como un elemento básico de su actividad. Para la Corporación la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación viene implementado el siguiente sistema de control de riesgo:

Riesgo de Mercado
Se ha definido como la medida esperada de la pérdida en el valor de las posiciones activas y pasivas de la tesorería debido a cambios en el precio de los instrumentos financieros como resultado de variaciones en las tasas de interés, tipos de cambio y otros indices (acciones), este mecanismo permite controlar la asignación de los recursos de la tesorería en sus operaciones diarias para evitar sobre-exposiciones de riego de mercado. Para ello se hace un seguimiento diario a la volatilidad histórica de las fuentes de riesgo de mercado.

Riesgo Crediticio
Se ha desarrollado una metodología de calificación de riesgo crediticio, que permite clasificar los clientes en un grupo de riesgo determinado, empleando factores de cobertura, dinamica del negocio y gestión.

Cada grupo de riesgo tiene asociado un valor de pérdida esperada. Inicialmente se estan utilizando parámetros internacionales y se esta desarrollando una metodología que incluye probabilidades de cambio entre calificaciones y valor del activo. Estos escenarios incluyen el riesgo de no pago, cuyo valor de recuperación depende de las garantías que tengan asociadas. Este trabajo se complementará con estudios sectoriales que permitan definir parámetros críticos específicos y correlaciones entre sectores para calcular valores en riesgo de portafolios.

Para facilitar la implementación de estos modelos se encuentran en su etapa final la construcción de una base de datos histórica con la información financiera de los clientes de la Corporación.

33. GOBIERNO CORPORATIVO

Junta Directiva y Alta Gerencia
La junta directiva y alta gerencia de la Corporación están al tanto y debidamente informadas de las responsabilidades y riesgos de la operación, así mismo de la estructura y de los diferentes procesos que la compañía debe llevar a cabo en su gestión.

De igual forma en las reuniones de junta directiva a las que asisten el presidente y vicepresidentes de la Corporación se tratan todos los temas del riesgo, se definen las políticas, atribuciones y se aprueban los limites en las áreas de tesorería y crédito.

Políticas y división de funciones
La política de gestión de riesgos se impartió desde la junta directiva y presidencia de la institución y abarca toda la gestión de las actividades de la compañía que tienen riesgos inherentes; estas políticas se analizan en junta directiva, comité de presidencia y comité de riesgos financieros.

La Vicepresidencia de riesgos es la responsable de analizar y estimar los diferentes riesgos e informar a presidencia y al comité de riesgos. (ALCO)

Reporte a la junta directiva
Previo análisis de los riesgos en el comité de riesgos financieros (ALCO), se establecen los informes mensuales que van a hacer entregados a la junta directiva en virtud de los diferentes riesgos de la compañía.

Infraestructura Tecnológica
De acuerdo con el tamaño de la Corporación y considerando los cambios en la normatividad de cartera e inversiones que aplican para el año 2002, se están implementando las ayudas tecnológicas para efectuar un adecuado monitoreo a las operaciones generando información confiable para la toma de decisiones. Con estas ayudas la Corporación tiene la capacidad de hacer el seguimiento permanente a las operaciones.

Metodología para medición de riesgos
Las metodologías existentes identifican y miden los diferentes tipos de riesgo y es así como operan los métodos encaminados a evaluar el riesgo de operaciones de tesorería, para operaciones de divisas y el método de riesgo de mercado y que fueron enunciadas en las notas 2 y 32.

Estructura Organizacional
Se definió claramente en el organigrama de la Corporación el área de control de riesgos quien actúa con completa independencia respecto de las áreas comercial y de operaciones siendo su reporte en forma directa a la presidencia de la Corporación.

Verificación de Operaciones
La Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

Así mismo, el registro contable de las operaciones se realiza de manera ágil y confiable toda vez que son verificadas para evitar errores que puedan alterar los resultados de la entidad.

Auditoría
La revisoría fiscal y la auditoría se encuentran plenamente informadas de las operaciones de la entidad y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido atendidas por la administración.

De igual forma se verifican las operaciones efectuadas entre las personas y empresas vinculadas cuando es del caso.

34. CONTINGENCIAS

PROCESO PENAL
Cursa en el Juzgado Noveno Penal del Circuito de Cali proceso penal por los presuntos delitos de falsedad y estafa, como consecuencia de la presentación para el cobro de tres (3) Cdt´s, supuestamente emitidos por la Corporación por un valor de $58.5 millones cada uno.

La Fiscalia Delegada ante el Tribunal Superior de Bogotá que conoció en segunda instancia del proceso, determinó que la transacción no fue real, probatoria, jurídica, ni contablemente y que nunca fueron emitidos títulos a nombre del señor Alejandro González, a quien acusa del ser el presunto autor responsable del delito de Falsedad en Documento en concurso con el delito de estafa agravada y ordenó pasar la diligencia al Juez Penal del Circuito, habiéndole correspondido al Juzgado Noveno antes mencionado, quien debe continuar con el trámite judicial.

PROCESO LABORAL
En el Juzgado Séptimo Laboral del Circuito de Cali cursa proceso ordinario laboral, promovido por el exempleado Luis Fernando Guzmán, donde pretende que la Corporación le reajuste el pago de la indemnización por despido injustificado, reintegro de salarios y prestaciones sociales retenidas deducidas y compensadas indebidamente. El proceso continúa en etapa probatoria, estimándose remotas las pretensiones del demandante.

RECURSO DE QUEJA
Cursa ante la Superintendencia un recurso de queja como consecuencia de ajustes solicitados por valor de $12.740 millones y que corresponden a revertir los intereses y diferencia en cambio causados por la Corporación durante los años 1996, 1997, 1998, 1999 y 2000, sobre la operación de crédito con la filial CFV Energy.

35.OTROS ASPECTOS DE INTERES
Durante el período 2002 y con posterioridad antes de la presentación a la Asamblea de accionistas de los estados financieros con corte a diciembre, no se presentaron hechos económicos que hayan significado cambios importantes en la estructura y situación financiera de la compañía.

36. EVENTOS SUBSECUENTES

Reforma tributaria
En diciembre 27 de 2002 se suscribió la Ley 788 relacionada con la reforma tributaria, cuya aplicación comienza en enero 1 de 2003 y hace alusión principalmente a los siguientes temas: gravamen a los movimientos financieros; impuesto de renta: impuesto de valor agregado (IVA); determinación de la tasa de interés monetario, costos y deducciones, sobretasa a cargo de los contribuyentes obligados a declarar el impuesto sobre la renta equivalente al 10%, retención en la fuente en indemnizaciones derivadas de una relación laboral y reglamentaria.

Reforma laboral
En diciembre 27 de 2002 se suscribió la Ley 789 de la reforma laboral, cuya aplicación comienza en enero 1 de 2003 y hace alusión principalmente a los siguientes temas: sistemas de protección social, actualización de la relación laboral y la relación de aprendizaje, protección de aportes y otras disposiciones.

Reforma pensional
En diciembre 27 de 2002, el Gobierno Nacional emitió la ley 776 relacionada con la reforma pensional, cuya aplicación inicia a partir de enero 1 de 2003. Dicha reforma hace modificaciones a los regímenes especiales de pensiones.

Informe del Revisor Fiscal

A los accionistas de
CORPORACION FINANCIERA DEL VALLE S.A. :

He auditado los balances generales de CORPORACION FINANCIERA DEL VALLE S.A. , al 31 de diciembre de 2002 y 2001 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los años terminados en esas fechas.

Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Bancaria de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.
Las valorizaciones de las propiedades y equipos y derechos en fideicomiso, las provisiones de los bienes recibidos en pago y las provisiones de cartera de créditos con garantía, han sido contabilizados con base en avalúos técnicos efectuados por peritos independientes. La opinión que expreso en este dictamen en lo que se refiere a las valorizaciones y provisiones de los activos, está basada en los avalúos de dichos peritos.

Según se explica en la nota 3.a., a los estados financieros, de conformidad con instrucciones de la Superintendencia Bancaria cambió la política contable de clasificación, valoración y registro de las inversiones. Este cambio afecta la comparabilidad de los estados financieros en conjunto.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de CORPORACION FINANCIERA DEL VALLE S.A., al 31 de diciembre de 2002 y 2001 y los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria, las cuales, excepto por lo mencionado en el párrafo anterior, fueron aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre de 2002

y 2001, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y a los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la evaluación y clasificación de la cartera, causación de rendimientos y contabilización de provisiones, se efectuaron de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Bancaria; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que estén en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Óscar Darío Morales
Revisor Fiscal
Tarjeta Profesional No. 3822-T
Miembro Deloitte Colombia Ltda.
17 de febrero de 2003
27 de marzo de 2003

Dirección General

Alejandro Zaccour Urdinola
Presidente

Oscar Campo Saavedra
Secretario General

Vicepresidencia Operativa y Operaciones
Harold Abadia Campo
Vicepresidente Ejecutivo

Banca de Inversión
Gustavo Ramírez Galindo
Vicepresidente Ejecutivo

Inversiones
Álvaro José Cruz Tawil
Vicepresidente

Tesorería
Nicolás Borrero Ángel
Vicepresidente

Administrativo
Amalia Correa Young
Vicepresidente

Riesgo
Claudia Beatriz Betancourt Azcárate
Vicepresidente

Jurídico
Luis Humberto Ustáriz González
Vicepresidente

Oficinas Regionales

Bogotá
Enrique Uribe Ortiz
Vicepresidente

Cali
Andrés Pardo Muñoz
Vicepresidente

Medellín
Mauricio Aristizábal Jaramillo
Vicepresidente

Barranquilla
Raúl Renowitzky Comas
Vicepresidente

Junta Directiva

Principales

Alejandro Figueroa Jaramillo
Presidente, Banco de Bogotá

Efraín Otero Álvarez
Presidente, Banco de Occidente

Carlos Arcesio Paz Bautista
Gerente General, Harinera del Valle S.A.

Mario Scarpetta Gnecco(**)
Inversionista

Iván Felipe Mejía Cabal
Presidente, Industrias de Envases S.A.

Roberto Pizarro Mondragón
Director Ejecutivo, Comité Departamental de Cafeteros del Valle del Cauca

Ariosto Manrique Herrera
Asesor

Santiago Madriñán de La Torre
Asesor Financiero

Jorge Herrera Barona(*)
Presidente, Fanalca S.A.

(*) Presidente
(**) Vicepresidente

Suplentes

José Hernán Rincón Gómez
Presidente, Banco Popular

José Carlos Santander Palacios
Vicepresidente de Crédito, Banco de Occidente

Renny Alberto López Sánchez
Director de Activos Especiales, Corporación Andina de Fomento

Lilly Scarpetta Gnecco
Inversionista

Consuelo Scarpetta Gnecco
Inversionista

Carlos Alberto González Arboleda
Director División Cooperativas Federación Nacional de Cafeteros de Colombia

Harold Antonio Cerón Rodríguez
Asesor

Augusto Martínez Carreño
Asesor Financiero

Álvaro Correa Holguín
Inversionista